Form 20-F
period 2024-12-31
Pheton Holdings Ltd
filed 2025-03-20
CIK 1970544

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from         to

Commission file number: 001-42263

Pheton Holdings Ltd

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 306, NET Building,

Hong Jun Ying South Road, Chaoyang District,

Beijing, China.

(Address of principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	PTHL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 6,582,000 Class A ordinary shares, par value $0.0001 per share, and 7,668,000 Class B ordinary shares, par value $0.0001 per share, were issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large-accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large-accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large-accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Beijing Feitian,” “PRC operating entity” and “our operating entity” are to Beijing Feitian Zhaoye Technology Co., Ltd., a PRC limited liability company, which is wholly owned by Jinruixi;

●	“brachytherapy” are to a form of radiation therapy or radiotherapy that involves placing radioactive sources or seeds inside or near the tumor to deliver a high dose of radiation directly to the cancerous tissue while minimizing exposure to surrounding healthy tissues;

●	“CAGR” are to compound annual growth rate;

●	“China” or the “PRC” are to the People’s Republic of China, and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;

●	“Class A Ordinary Shares” are to our Class A ordinary shares, par value $0.0001 per share;

●	“Class B Ordinary Shares” are to our Class B ordinary shares, par value $0.0001 per share;

●

“Class II medical devices” are to the medical devices with moderate risks, which shall be strictly controlled and administered to ensure their safety and effectiveness defined by the National Medical Products Administration of the PRC under the Regulation on the Supervision and Administration of Medical Devices (2021 Revision);

●	“Class III medical devices” are to the medical devices with relatively high risks, which shall be strictly controlled and administered through special measures to ensure their safety and effectiveness, as defined by the National Medical Products Administration of the PRC under the Regulation on the Supervision and Administration of Medical Devices (2021 Revision);

●	“CT” or “computerized tomography” are to a type of scan that makes use of computer processed combinations of many X-ray images taken from different angles to produce cross-sectional tomographic images of specific areas of a scanned object, which can be used for the examination of multiple diseases;

●

“FTTPS” are to Feitian Treatment Planning Software, our lead product, which is a treatment planning system used for making treatment plans for radioactive particle implantation, which has broad clinical indications for the treatment of multiple malignant solid tumors throughout the body.

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

●	“Jinruixi” are to Beijing Jinruixi Medical Technology Co., Ltd., a PRC limited liability company incorporated on March 15, 2023, which is wholly owned by Pheton HK;

●	“Medical Auxiliary Supplies” are to supplies used in brachytherapy treatment, such as implant guns, body supporting stents, 3D printing molds, and immobilization devices that hold patients in place, etc.;

●	“MRI” are to magnetic resonance imaging, a type of scan that uses strong magnetic fields and radio waves to produce detailed images of the inside of the body;

●	“oncology” are to a branch of medicine that addresses with the prevention, diagnosis, and treatment of cancer;

●	“ordinary shares” are, collectively, to our Class A Ordinary Shares and Class B Ordinary Shares, par value $0.0001 per share;

●	“Pheton” and “our Company” are to Pheton Holdings Ltd, our holding company, a Cayman Islands exempted company incorporated in the Cayman Islands on November 2, 2022, and its predecessor;

●	“Pheton BVI” are to Pheton (BVI) Ltd, a limited liability company incorporated in BVI on November 22, 2022, which is wholly owned by Pheton;

ii

●	“Pheton HK” are to Pheton (HK) Limited, a limited liability company incorporated in Hong Kong on December 14, 2022, which is wholly owned by Pheton BVI;

●	“radioactive particle implants” are to one of the techniques used in brachytherapy to deliver radiation to a tumor, in which technique, small radioactive particles or seeds are placed directly into the tumor or the surrounding tissue using a needle or catheter;

●	“radiation therapy” and “radiotherapy” are to a treatment that uses high-energy radiation from x-rays, gamma rays, neutrons, protons, and other sources to kill cancer cells and shrink tumors, which radiation may come from a machine outside the body (external beam radiation therapy), or from radioactive material placed in the body near cancer cells (internal radiation therapy or brachytherapy);

●	“Relevant Jurisdiction” are to a jurisdiction that (i) has a jurisdictional nexus with the issuer or its securities, as determined by the SEC, and (ii) either (a) the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in the jurisdiction, or (b) the SEC determines that, based on material considerations, it is not reasonably possible to obtain or use in an investigation or inspection in the jurisdiction;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Special Resolution” are to a resolution of a general meeting or a resolution of a meeting of the holders of any class of shares in a class meeting duly constituted in accordance with Pheton’s articles of association, as amended from time to time, in each case passed by a majority of no less than two-thirds of members who (being entitled to do so) vote in person or by proxy at that meeting;

●	“Treatment planning system” or “TPS” are to a system/software used in radiotherapy to pre-plan the actual treatment plan for the patient based on the patient’s diagnostic images, to give the three-dimensional positioning of the tumor, to give the mode of operation of the treatment machine and the corresponding patient’s positional data, and to give other means of correction in the course of dose implementation;

●	“U.S. dollars,” “$,” “USD,” and “dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to accounting principles generally accepted in the United States;

●	“we,” “us,” and “our” are to Pheton and/or its consolidated subsidiaries; and

●	“WFOE” are to wholly-foreign owned enterprise.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024.  In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. Certain dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2024	2023	2022
At the end of the year – RMB	$1=RMB 7.2993	$1 = RMB 7.0999	$1 = RMB 6.8972
Average rate for the year – RMB	$1=RMB 7.1957	$1 = RMB 7.0809	$1 = RMB 6.7290

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Conducting Business in the PRC

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition.

All of our revenues were derived in China, and all of our operations are conducted in China through Beijing Feitian. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

In addition, the healthcare and medical device industry historically has experienced cyclical fluctuations in financial results due to economic recessions, downturns in the business cycles of customers, interest rate fluctuations, and other economic factors beyond our control. The COVID-19 pandemic has resulted in the severe disruption of social and economic activities in China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economics and political policies and the expected or perceived overall economic growth rate in China. Deterioration in the economic environment subjects our business to various risks, which may have a material and adverse impact on our operating results and cause Beijing Feitian to not reach its long-term growth goals.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2021. A downturn in the economy could affect the discretionary spending power of customers and, in turn, depress the number of orders for Beijing Feitian’s products and services. Any adverse changes in the policies of the Chinese government or in the laws and regulations in China could also have a material adverse effect on the overall economic growth of China, and adversely affect Beijing Feitian’s operation. As a result, changes in economic conditions and government policies could adversely affect our business and results of operations, lead to reduction in demand for our services and adversely affect our competitive position.

All of our revenues are generated in the PRC, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency and the reporting currency of the PRC entities is the Renminbi. Currently, all our revenue comes from our operations through Beijing Feitian within the PRC. However, if we expand our international presence in the future, we could face exposure to foreign currency exchange rate fluctuations. As of the date of this annual report, Beijing Feitian has not entered into agreements with any foreign entities outside the PRC in this regard. Nonetheless, any future expansion into international markets may expose us to the impact of exchange rate variations. These fluctuations can be influenced by various factors, including governmental policies and domestic and international economic and political developments. If our non-Chinese revenues increase substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Renminbi could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates.

We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenues that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates. We do not take actions to manage our foreign currency exposure, such as entering into hedging transactions.

If Beijing Feitian fails to timely renew its medical device licenses, registration certificates, or business license, it could adversely affect its reputation, financial conditions, and results of operations.

Pursuant to the Administrative Measures on the Operation Supervision of Medical Devices, promulgated on July 30, 2014 and came into effect on October 1, 2014, amended on March 10, 2022, and which amendment came into effect on May 1, 2022, filing and licensing are not required for the operation of Class I medical devices. Pursuant to the Administrative Measures on the Operation Supervision of Medical Devices, operators engaged in the operation of Class II medical devices are subject to filing administration and will receive a Class II medical device operation filing certificate upon satisfaction of filing requirement and no pre-approval of the authorities is needed (the “Class II Medical Device Operation Filing Certificate”). Operators engaged in the operation of Class III medical devices are subject to pre-approval licensing administration and will receive a medical device operation license upon the authorities’ approval (the “Class III Medical Device Operation License”). A Class III Medical Device Operation License is valid for five years and may be renewed within 90 to 30 working days prior to the expiration date. The renewed Class III Medical Device Operation License will be valid for five years. A Class II Medical Device Operation Filing Certificate will be effective in the long term until it is revoked or canceled by the issuing authorities. In addition, Chinese companies also need to apply for and obtain business licenses (the “Business License”) before conducting any business activities.

As of the date of this annual report, Beijing Feitian has received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China. Such licenses and permissions include a Business License, Class II Medical Device Operation Filing Certificate, Class III Medical Device Operation License, Class I Medical Device Production Record Certificate, and Class III Medical Device Production License. See “Item 4. Information on the Company — B. Business Overview — Licenses and Certificates” for details. Beijing Feitian plans to apply to renew its certificates and licenses in a timely manner before the respective expiration dates.

As of the date of this annual report, no event which could cause these certificates or licenses to be revoked or canceled has occurred. However, we cannot assure you that certificates or licenses Beijing Feitian relies its business on will not be revoked or canceled in the future, and we cannot guarantee that our application for renewal will be timely granted. If Beijing Feitian fails to maintain effective certificates and licenses for selling and production of its products, or if Beijing Feitian fails to maintain its business licenses, it could adversely affect our and Beijing Feitian’s reputation, financial conditions and results of operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is a civil law system based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Beijing Feitian is subject to various PRC laws and regulations generally applicable to companies in China. Although the PRC legal system is evolving rapidly, its current slate of laws may not be sufficient to cover all aspects of the economic activities in China, including such activities that relate to or have an impact on our business. Implementation and interpretations of laws, regulations and rules are not always undertaken in a uniform matter and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since the PRC legal system is based on written statutes and legal interpretations by the Standing Committee of the National People’s Congress, and the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Recent greater oversight by the Cyberspace Administration of China (CAC) over data security could adversely impact our business.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. As advised by our PRC counsel, PacGate Law Group, as of the date of this annual report, we are not subject to cybersecurity review with the CAC under the Measures for Cybersecurity Review (2021 version), since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Measures for Cybersecurity Review (2021 version). On September 24, 2024, the State Council published the Regulations on the Network Data Security Administration, or the Security Administration, which became effective on January 1, 2025, and provides that the network data processor shall apply for a cybersecurity review in compliance with relevant national regulations if it conducts network data processing activities that impact or may impact national security. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by the CAC and other relevant competent authorities, and we have not received any warning, sanction or penalty in such respect. However, the Measures for Cybersecurity Review (2021 version) was recently adopted and, therefore, it is uncertain how it will be enacted, interpreted or implemented, and how it will affect us. Since these regulatory actions are new or have not been formally enacted, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, or our ability to accept foreign investments. As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, there is no assurance that we would be able to pass such review in relation to future offerings in a timely manner or at all. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any non-compliance with the related laws and regulations may result in fines or other penalties against us, which may have material adverse effect on our business, financial condition or results of operations.

Under PRC laws and regulations, personal information collected, shared, and used in Beijing Feitian’s operations is likely to be deemed held by Beijing Feitian. As of the date of this annual report, Beijing Feitian’s software has been operated offline without the provision of network or cloud services, and Beijing Feitian has not collected customers’ data. Beijing Feitian has not experienced any material breach of its system or cybersecurity measures as of the date of this annual report. Despite the fact that personal information collected by Beijing Feitian’s customers and shared with Beijing Feitian may subject Beijing Feitian to cybersecurity review, we believe it remains unlikely to be required, as the number of users whose personal information are collected is unlikely to reach the threshold of one million in the foreseeable future. Beijing Feitian has not been considered as an “operator of critical information infrastructure” by competent authority, nor has it been informed by any PRC governmental authority of any requirement that Beijing Feitian files for a cybersecurity review.

As of the date of this annual report, we have not received any notice from any authorities identifying Beijing Feitian as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC, and we have not received any investigation, warning, sanction or penalty in such respect. As the Cybersecurity Review Measures and the Security Administration became effective, we believe that the operations of Beijing Feitian will not be affected and that we are not subject to cybersecurity review or network data security review by the CAC, given that: (i) as companies that mainly manufacture and sell medical devices, the PRC operating entity is unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) Beijing Feitian makes substantially all of its sales through physical distributions and does not own any online store, and it does not collect personal data of customers who use its software; as a result, Beijing Feitian possess personal data of fewer than one million individual clients in its business operations of selling offline software as of the date of this annual report. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we or Beijing Feitian will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

Increases in labor costs in the PRC may adversely affect our business and profitability and failure to comply with PRC labor laws may subject us to penalties.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage levels for Beijing Feitian’s employees have also increased in recent years. Beijing Feitian expects that its labor costs, including wages and employee benefits, will continue to increase.

In addition, Beijing Feitian has been subject to stricter regulatory requirements with respect to labor contracts with its employees and the payment of various statutory employee benefits, including pensions, housing fund deposits, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of its employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that Beijing Feitian decides to terminate some of its employees or otherwise change its employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where the employees are based. In the past, Beijing Feitian did not make full contributions to social insurance and housing provident funds for its employees. Starting from July 2024 and as of the date of this annual report, Beijing Feitian has paid full contributions to social insurance and housing provident funds for its employees. In the event that Beijing Feitian fails to make full contributions to social insurance and to comply with applicable PRC labor-related laws regarding housing funds, Beijing Feitian could be subject to late payment penalties and other fines or labor disputes, and Beijing Feitian could be required to make up the contributions for these plans, which could adversely affect our financial condition and results of operations. As of the date of this annual report, Beijing Feitian has not received any notice or demand from any relevant authority of the PRC government.

The interpretation and implementation of labor-related laws and regulations are still constantly evolving, which may be further amended from time to time. Due to the constant evolution of the labor-related laws, we cannot assure you that our current employment practices will not violate any future labor-related laws and regulations in China, which may subject Beijing Feitian to labor disputes or government investigations. If Beijing Feitian is deemed to have violated relevant labor laws and regulations, it could be required to provide additional compensation to its employees, and our business, financial condition and results of operations could be materially and adversely affected.

Beijing Feitian has not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject us to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Item 4. Information on the Company – B. Business Overview — Regulations — Regulations relating to Employment and Social Welfare — Regulations on Social Insurance and Housing Provident Fund.” Commencing July 2024 and as of the date of this annual report, Beijing Feitian has made adequate social insurance and housing fund contributions for all its employees. If Beijing Feitian fails to make adequate social insurance and housing fund contributions in the future, according to the Social Insurance Law, it may be required to make up the social insurance contributions as well as to pay late fees at a rate of 0.05% per day of the outstanding amount for each day of delay. For failure to make the adequate housing provident fund contributions, Beijing Feitian may be ordered by the competent authorities to make such contributions within the prescribed time and any delay in doing so may subject Beijing Feitian to a court order to make up the contributions. As of the date of this annual report, Beijing Feitian has not received any notice or demand from any other relevant authority of the PRC government, and Beijing Feitian has not been subject to any administrative penalties, material litigation or legal proceedings, or notifications of any material employee complaints, labor disputes with respect to social insurance and housing provident fund contributions. Given the situations detailed above, the Company believes the probability of such requirements is remote. Beijing Feitian expects to comply as necessary and pay any shortfall within a prescribed time period if demanded by the relevant government authorities and make contributions to social insurance for all employees when required. Nevertheless, should Beijing Feitian be required to make full contributions to the social insurance and/or housing funds in the future, and is subject to late fees and\or fines pertaining to underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Failure to keep up with the changes in domestic industry policies or standards could have a material and adverse effect on our reputation, financial condition, and results of operations.

The treatment planning system and Medical Auxiliary Supplies Beijing Feitian sells are closely related to human health, which is subject to strict supervision by relevant PRC authorities. The related national government authorities have issued a series of regulatory guidelines and industry policies to ensure the healthy development of the industry. In recent years, as China further deepens the reform of its medical and health system, relevant government departments have successively implemented a series of regulations and policies regarding industry standards, bidding, price formation mechanisms, circulation systems and other related fields, which have had a wide and profound impact on the livelihood and development of pharmaceutical companies.

In April 2016, the General Office of the State Council issued the Notice on Key Tasks for Deepening the Reform of the Pharmaceutical and Healthcare System in 2016, proposing to encourage the implementation of the “two-invoice system” in pilot cities for comprehensive reform of public hospitals. In December 2016, the Medical Reform Office of the State Council promulgated the Opinions on the Implementation of the “two-invoice system” in Drug Procurement by Public Medical Institutions (for trial implementation), which means that the “two invoice system” has been officially launched and will be further promoted nationwide. Under the “two-invoice system,” invoices are issued once when pharmaceutical products are sold from manufacturers to wholesalers. Then, invoices are issued again when wholesalers resell the products to hospitals. This is aimed at shortening the circulation links and reducing hospital procurement costs. Under the “two-invoice system,” consumable products manufacturers with brand recognition and economies of scale could increase their coverage of terminals. At the same time, the “two-invoice system” also presents consumable products manufacturers with higher requirements for the construction and optimization of marketing channels. Manufacturers will need to grow their marketing teams, expand sales networks and improve refined service capabilities.

The deepening of the reform of the domestic healthcare industry and the strengthening of supervision may affect our business plan and profitability in the domestic market. If Beijing Feitian fails to adapt to the changes in industry policies timely, it could materially and adversely affect their business, financial condition, and results of operations.

We may be subject to enterprise income tax on our worldwide income if our Company or any of our subsidiaries were considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law.

Under the EIT Law, and its implementation rules, enterprises established outside of China with “de facto management bodies” within China are considered a “resident enterprise” and will be subject to enterprise income tax, or EIT, at a rate of 25% on their worldwide income. The implementation rules under EIT define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the production, operation, personnel, accounting and properties of an enterprise.” The State Administration of Taxation of the PRC, or SAT promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. On July 27, 2011, SAT issued the Measures for Administration of Income Tax of Chinese Controlled Resident Enterprises Incorporated Overseas (Trial), or Circular 45, to supplement Circular 82 and other tax laws and regulations. Circular 45 clarifies certain issues relating to resident status determination. Although Circular 82 and Circular 45 apply only to offshore enterprises controlled by PRC enterprises or PRC group companies and not those controlled by PRC individuals or foreigners, the determining criteria set forth in Circular 82 and Circular 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board customers or senior executives habitually reside in the PRC.

We believe that neither our Company nor our subsidiaries are PRC resident enterprises for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our Company or any of our subsidiaries are PRC resident enterprises for enterprise income tax purposes, our Company or any of our subsidiaries would be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, our Company or any of our subsidiaries would be required to withhold a 10% tax from dividends our Company or any of our subsidiaries pay to shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of our Class A Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if our Company or any of our subsidiaries are deemed as PRC resident enterprises, dividends paid to their non-PRC individual shareholders and any gain realized on the transfer of our Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of us would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

Dividends payable to our foreign investors and gains on the sale of our shares by our foreign investors may become subject to PRC tax.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, including those registered in the Cayman Islands, which do not have an establishment or place of business in China or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within China. Similarly, any gain realized on the transfer of our Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within China.

If we are deemed a PRC resident enterprise, dividends paid on our Class A Ordinary Shares, and any gain realized from the transfer of our Class A Ordinary Shares, would be treated as income derived from sources within China and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our Class A Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we, Pheton BVI, or Pheton HK are considered to be PRC resident enterprises, it is unclear whether holders of our Class A Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our Class A Ordinary Shares by such investors, are deemed as income derived from sources within China and thus are subject to PRC tax, the value of your investment in our Class A Ordinary Shares may decline significantly.

We may rely on dividends and other distributions on equity paid by Beijing Feitian to fund any cash and financing requirements we may have, and any limitation on the ability of Beijing Feitian to make payments to us could have a material and adverse effect on our ability to conduct or fund our whole business.

We are a Cayman Islands holding company and conduct all of our business through Beijing Feitian. We rely principally on dividends and other distributions on equity from Beijing Feitian for our cash and financial requirements we may incur.

The ability of Beijing Feitian to distribute dividends is based upon its distributable earnings. Current PRC regulations permit Beijing Feitian to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. If Beijing Feitian incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on Beijing Feitian’s ability to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our whole business, pay dividends or otherwise fund our business.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our operating entity to liability or penalties, limit our ability to inject capital into our operating entity or limit its ability to increase its registered capital or distribute profits.

In July 2014, the State Administration of Foreign Exchange of the PRC, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our Company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our operating entity, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit its ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds from future financing activities to make loans or additional capital contributions to our PRC operating entity.

We are an offshore holding company with all of our operations conducted in China through Beijing Feitian. We may make loans to our PRC subsidiaries, subject to the approval, registration, and filing with governmental authorities and limitations of amount, or we may make additional capital contributions to Jinruixi as our wholly foreign-owned subsidiary in China. Any loans to wholly foreign-owned subsidiaries or operating entities in China are treated as foreign-invested enterprises under PRC law, and are subject to foreign exchange loan registrations with the NDRC, and SAFE or its local branches.

Any funds we transfer to Beijing Feitian, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign investors in China, capital contributions to wholly foreign-owned subsidiaries or PRC operating entities are subject to submission of information to and registration with certain PRC government authorities, including MOFCOM or its local counterparts and the State Administration of Market Regulation (“SAMR”) through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, any foreign loan procured by those PRC operating entities cannot exceed statutory limits and is required to be registered with SAFE or its respective local branches.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015, and amended in December 2019 and in March 2023. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign investors and allows foreign investors to settle their foreign exchange capital at their discretion, but continues to prohibit foreign investors from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016 and amended in December 2023. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the proceeds received from our public offering, to invest in or acquire any other PRC companies through our operating entity, which may adversely affect our business, financial condition and results of operations.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which was amended in December 2023, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (1) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (2) directly or indirectly used for investment in securities or other investment and wealth management (except for wealth management products and structured deposits with risk ratings not higher than Level 2), unless otherwise expressly stipulated; (3) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (4) the purchase of residential properties not for self-use (except for enterprises engaged in real estate development and operation, and real estate leasing and operation).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans or future capital contributions by us to Beijing Feitian. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from future financing activities and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our whole business.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by our offshore subsidiaries.

On February 3, 2015, the State Administration of Taxation, or the SAT, issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. We may be subject to filing obligations or taxed if we are transferor in such transactions, and may be subject to withholding obligations if we are transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in us by investors who are non-PRC resident enterprises, Beijing Feitian may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission (the “SASAC”), the State Administration of Taxation (the “SAT”), the State Administration of Industry and Commerce (the “SAIC”), the CSRC, and the SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that shall obtained an approval from MOFCOM, in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. See “Item 4. Information on the Company – B. Business Overview – Regulations — M&A Rules and Regulation on Overseas Listings.”

In the future, we may grow our business by acquiring businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions, if required, could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

Moreover, the Anti-Monopoly Law requires that MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and involve foreign investment in China-based issuers. Additional compliance procedures may be required in connection with our future offerings under PRC rules, regulations, or policies.

The M&A Rules also include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist regarding how soon legislative or administrative regulation-making bodies will respond, what, if any, existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, and the potential impact such modified or new laws and regulations will have on our Chinese operations.

Further, the Chinese government continues to exert more oversight and control over Chinese companies. On July 2, 2021, the Chinese cybersecurity regulator announced that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s application be removed from smartphone application stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, Chinese Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and BOSS Zhipin of Kanzhun Limited (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, trusteeship, franchise chains, and variable interest entities are banned from this sector.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved. Further, according to the officials from the CSRC, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges for their indirect overseas offering and listing prior to the effective date of the Overseas Listing Trial Measures but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023. Those who complete their overseas offering and listing within such six months are deemed as Existing Issuers. Within such six-month transition period, however, if such domestic companies need to reapply for offering and listing procedures to the overseas regulatory authority or securities exchanges, or if they fail to complete their indirect overseas issuance and listing, such domestic companies shall complete the filling procedures with the CSRC.  We completed such filing procedures in connection with our initial public offering on December 8, 2023, the completion of which was posted on the official website of the CSRC on December 11, 2023. However, given the current PRC regulatory environment, it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. On July 7, 2022, the Outbound Data Transfer Security Assessment Measures formally promulgated, which became effective from September 1, 2022. The Outbound Data Transfer Security Assessment Measures stipulate the circumstances under which security assessment of outbound data transfers should be declared, including: (i) outbound transfer of important data, which means any data, the tampering, damage, leakage, or illegal acquisition or use of which, if it happens, may endanger national security, the operation of the economy, social stability, public health and security, by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than 1,000,000 people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since 1 January of the previous year; or (iv) other circumstances in which an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. On December 28, 2021, the Cybersecurity Review Measures (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than 1,000,000 users which seeks to list in a foreign stock exchange should be subject to cybersecurity review. The Cybersecurity Review Measures (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exiting the country; and (ii) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. We do not believe we apply for a cybersecurity review according to the relevant measures; however, the Cybersecurity Review Measures (2021 version) was recently adopted, and we do not know what regulations will be adopted or how such regulations will affect us and our continued listing on Nasdaq. As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, we may not be able to pass such review. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

Beijing Feitian is not operating in an industry that prohibits or limits foreign investment, but our business is subject to various government regulations and regulatory interference. As of the date of this annual report, Beijing Feitian has received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include Business License, Class II Medical Device Operation Filing Certificate, Class III Medical Device Operation License, etc. As a result, as advised by our PRC counsel, other than those requisite for a domestic company in China to engage in the businesses similar to ours and the filing procedures with the CSRC as disclosed in this annual report, Beijing Feitian is not required to obtain any other permission from Chinese authorities including the CSRC, CAC or any other governmental agency that is required to approve our operating entity’s operations. However, the PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and/or foreign investment in such companies, if Beijing Feitian does not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that Beijing Feitian is required to obtain approval in the future, Beijing Feitian may be subject to investigations by competent regulators, fines or penalties, ordered to suspend its relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in Beijing Feitian’s operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our corporate structure, corporate governance, and operations.

On March 15, 2019, the PRC National People’s Congress approved the PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council of the People’s Republic of China, or the State Council, approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The PRC Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the PRC Foreign Investment Law is relatively new, substantial uncertainties exist with respect to its interpretation and implementation.

The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” issued by the State Council. Foreign investors would not be allowed to make investments in prohibited industries in the “negative list,” while the foreign investors must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. It is uncertain whether the brachytherapy TPS market, in which Beijing Feitian operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future. If any business operation of Beijing Feitian were to fall in the “negative list,” Beijing Feitian would face uncertainties as to whether such clearance can be timely obtained, or at all. There are uncertainties as to how the PRC Foreign Investment Law would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact the viability of our corporate structure, corporate governance and business operations in any aspect.

The Chinese government exerts substantial influence over the manner in which the PRC operating entity must conduct its business activities. If the Chinese government significantly regulates our operating entity’s business operations in the future and it is not able to substantially comply with such regulations, our operating entity’s business operations may be materially adversely affected, and the value of our Class A Ordinary Shares may significantly decrease.

The Chinese government exerts substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of Beijing Feitian to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters relate to our industry. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure the compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest or properties we then hold in China.

As such, the business operations of Beijing Feitian and the brachytherapy TPS industry may be subject to various governmental control or regulatory interference in the provinces in which Beijing Feitian operates. We and any of our subsidiaries could be subject to regulation by various political and regulatory authorities, including various local and municipal agencies and government sub-divisions. It may trigger increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that we or any of our subsidiaries are not able to substantially comply with any existing or newly adopted laws and regulations, Beijing Feitian’s business operations may be materially adversely affected and the value of our Class A Ordinary Shares may significantly decrease.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings and/or listings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence operations of Beijing Feitian at any time, which are beyond our control. Therefore, any such action may adversely affect the operations of Beijing Feitian and result in material changes in its operations and/or the value of our Class A Ordinary Shares. In addition, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

Compliance with PRC advertising laws, rules and regulations may be difficult, and any non-compliance could subject us to government sanctions.

We are obligated to ensure all of our advertising content complies with applicable laws and regulations. According to the PRC Advertising Laws, advertisements shall be truthful and lawful, and shall not contain any false or misleading content. Furthermore, advertisements for medical treatment, pharmaceuticals, medical devices, agricultural pesticides, veterinary medicines and healthcare food, and other advertisements required to be reviewed by laws and administrative regulations shall be reviewed by the relevant authorities before they are published. As of the date of this annual report, Beijing Feitian utilizes both online and offline marketing strategies to acquire customers. In particular, the Beijing Feitian’s sales team engages in regular offline visits to hospitals and suppliers, and seeks out brachytherapy market bidding opportunities online. Additionally, the sales team reaches potential customers by attending industry conferences and seminars to expand its network. According to the PRC Advertising Law, such law applies to all commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain media and in a certain form within the territory of the People’s Republic of China. Such media may include, but are not limited to, mass media other than news reports or medical professional publications. Such forms may include, but are not limited to, videos or articles. As of the date of this annual report, Beijing Feitian’s marketing strategies generally do not involve publishing advertisements for its medical devices via a certain medium and in a certain form, and Beijing Feitian has not received any notification from any relevant regulatory authority that any of its online or offline marketing activities have violated any PRC advertising laws. However, there remains uncertainty whether any governmental authority will consider Beijing Feitian’s current or future online and offline marketing strategies incompliant with relevant requirements under the PRC advertising laws in the future. Moreover, if Beijing Feitian plans to publish any advertisement in the future, we cannot guarantee you that such advertisements will be able to pass the regulatory reviews. Additionally, we cannot assure you that all of our advertising content or conduct will comply with applicable laws and regulations at all times, and any violation of the relevant laws and regulations may subject us to governmental penalties, impair our brand and reputation, and adversely impact our financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct most of our operations in China through Beijing Feitian and most of our assets are located in China. In addition, four of our directors and officers are nationals or residents of the PRC, one of our directors is a national of the U.S., and one of our directors is a national of Singapore. Except for Mr. Ye, who is a national of the U.S., all or substantially all of the assets of other directors and officers are located outside the U.S. As a result, it may be difficult for you to effect service of process upon us or those persons outside the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Singapore, or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our Class A Ordinary Shares. A trading prohibition for our Class A Ordinary Shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. Pursuant to the HFCA Act, if the PCAOB is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms as “PCAOB Identified Firms” which are subject to these determinations.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Class A Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, the PCAOB announced that it had signed the Protocol with the CSRC and the MOF of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Notwithstanding the foregoing, the Company’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Our auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, whose audit report is included in this annual report, is headquartered in New York, New York, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report. Marcum Asia’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCA Act calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the risks mentioned above have been heightened.

If our Class A Ordinary Shares are subject to a trading prohibition under the HFCA Act or the Accelerating Holding Foreign Companies Accountable Act, the price of our Class A Ordinary Shares may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so.

The HFCA Act also imposes additional certification and disclosure requirements for companies that are identified by the SEC as having a substantial connection to a foreign jurisdiction that has limitations on U.S. regulatory oversight (the “Commission Identified Issuers”), and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s articles include a charter of the CCP, including the text of such charter.

Risks Relating to Our Business and Operations

Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

Our operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to grow our revenues in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our operating entity’s control, including decreasing customer demand, increasing competition, declining growth of the brachytherapy TPS industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. We expect to continue to expand our sales network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of our expansion plan is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our Class A Ordinary Share could decline accordingly.

We may not be able to generate sufficient revenue from the commercialization of FTTPS to achieve and maintain profitability.

We rely mostly on the commercialization of FTTPS to generate revenue, and we expect to generate a majority of our revenue in the future from sales of FTTPS. As of December 31, 2024, we have installed an aggregate of 223 systems that are currently treating patients. In order to successfully commercialize FTTPS, we will need to continue to expand our marketing efforts to develop new relationships and expand existing relationships with customers, to receive clearance or approval for FTTPS in additional countries, to achieve and maintain compliance with all applicable regulatory requirements and to develop and commercialize new features for FTTPS.

We cannot assure you that we will be able to achieve or maintain profitability. If we fail to successfully commercialize new-generation FTTPS in the future, we may not receive a return on the substantial investments in product development, sales and marketing, regulatory compliance, and quality assurance we have made, as well as further investments we intend to make, which may cause us to fail to generate revenue and gain economies of scale from such investments. In addition, potential customers may decide not to purchase FTTPS or our customers may decide to cancel orders due to changes in treatment offerings, research and product development plans, difficulties in obtaining medical insurance reimbursement for radiation therapy treatment, complications with facility build-outs, utilization of brachytherapy or other cancer treatment methods developed by other parties, lack of financing or the inability to obtain or delay in obtaining a certificate of need from state regulatory agencies, all of which are circumstances outside of our control. In addition, demand for FTTPS may not increase as quickly as we predict, and we may be unable to increase our revenue levels as we expect. Even if we succeed in increasing adoption of FTTPS by hospitals and other healthcare providers, maintaining and creating relationships with our existing and new customers and developing and commercializing new features for FTTPS, we may not be able to generate sufficient revenue to achieve or maintain profitability.

If FTTPS does not perform as expected, or if we are unable to satisfy customers’ demands for additional product features, our business and results of operations will suffer.

Our success depends on the market’s acceptance of TPS’s reliable guidance for brachytherapy. We believe that our customers are likely to be particularly sensitive to product defects and errors, including functional downtime that limits the number of patients that can be treated using the system or a failure that is costly to repair. As of the date of this annual report, we have not noticed any product defects or errors. However, we cannot assure you that any product defects or other errors will not occur in the future. This could also include the mistreatment of a patient with FTTPS caused by human error on the part of FTTPS’s operators or prescribing physicians or as a result of a machine malfunction. We may be subject to regulatory enforcement action or legal claims arising from any defects or errors that may occur. Any failure of FTTPS to perform as expected could harm our reputation, business and results of operations.

In addition, our customers are technologically well informed and at times have specific demands or requests for additional functionality. If we are unable to meet those demands through the development of new features for FTTPS or future products, those new features or products do not function at the level that our customers expect, we are unable to increase throughput as expected or we are unable to obtain regulatory clearance or approval of those new features or products, where applicable, our reputation, business and results of operations could be harmed.

Our ability to generate sufficient revenue and achieve growth prospects depends on the widespread adoption of radiotherapy and brachytherapy as cancer treatment, as well as our success in gaining market acceptance in the constantly evolving technological landscape.

The TPS for brachytherapy market is characterized by frequent improvements and evolving technology, which may lead to the emergence of new equipment and services. Beijing Feitian’s success in the market will depend on its ability to adapt to technological changes, which may require additional regulatory approvals and significant expenditures. TPS provides models for treatment devices and sources used for the different types of radiotherapy, such as brachytherapy, and is at the heart of radiotherapy, because it can determine the accuracy of the dose of radiotherapy and is closely related to the clinical outcome of radiotherapy. However, widespread adoption of TPS for brachytherapy depends on many factors, including acceptance by clinicians, demand by patients, successful education of clinicians, and adequate financial coverage and reimbursement. We cannot guarantee you that FTTPS as a TPS will gain significant acceptance in the marketplace.

If hospitals are not convinced that radiotherapy provides equivalent or superior treatment results compared to existing technologies, we may experience reluctance or refusal on the part of hospitals to order a treatment in which FTTPS is utilized. Our ability to achieve commercial market acceptance for FTTPS or any other future products also depends on the strength of our sales, marketing and distribution organizations. In addition, healthcare providers may have difficulty in obtaining adequate reimbursement from the government and/or third-party payors for cancer treatment, which may negatively impact adoption of FTTPS.

To remain competitive, Beijing Feitian must continue to stay abreast of the constantly evolving industry trends and to enhance and improve its technology accordingly. Its ability to identify, develop or acquire leading technologies useful in its business will also impact its success. Beijing Feitian currently outsources its research and development (“R&D”) activities and does not have its own R&D team. To eliminate the risks associated with outsourcing R&D activities, Beijing Feitian plans to establish its own R&D team in the future. Although the long-term development agreements Beijing Feitian has entered in to with third-party developers may mitigate some of the risks associated with outsourcing R&D, we cannot assure you that such agreements will be successful in keeping up with technological advancements, and any failure to do so could harm its future development. Failure to adapt successfully to technological changes or obtain access to new technologies in a timely manner could strain Beijing Feitian’s ability to compete in the marketplace, and any failure to continuously upgrade FTTPS or future medical devices or supplies following the adaptation of new technologies could adversely affect its long-term competitiveness.

Moreover, potentially revolutionary technological and therapeutic changes in cancer treatment, such as chemotherapy, surgery, interventional radiology, or biological therapy, could reduce the demand or eliminate the need for radiotherapy treatment. Patients and physicians may also choose other kinds of radiotherapy over brachytherapy for various reasons. Any shifts in physicians’ or patients’ preferences for other oncology therapies over radiotherapy or brachytherapy could materially and adversely affect our business, results of operations, and financial condition.

Beijing Feitian may not be able to gain the support of leading hospitals and key opinion leaders, or scientific and medical results of TPS products may not be sufficiently novel or worthy of publication in peer-reviewed journals, which may make it difficult to achieve market acceptance of FTTPS.

Our strategy includes developing relationships with leading hospitals and key opinion leaders in the industry. If these hospitals and key industry leaders determine that TPS products are not clinically effective in assisting brachytherapy or that alternative technologies are more effective, our ability to achieve market acceptance of FTTPS could be significantly limited. We believe that publication of scientific and medical results in peer-reviewed journals and presentation of data at leading conferences are critical to the broad adoption of TPS products. Publication in leading medical journals is subject to a peer-review process, and peer reviewers may not consider the results of studies involving TPS products sufficiently novel or worthy of publication, which is beyond our control.

Failure to maintain the quality and safety of our products could have a material and adverse effect on our business, financial condition and results of operations.

The quality and safety of our products are critical to our success. Quality and safety are always our core values, as medical devices are directly or indirectly used for treatment on the human body and thus essential to human health. The quality of our products is critical to the success of our business, and such quality, to a large extent, depends on the effectiveness of our quality control system. Beijing Feitian does not engage in any manufacturing activities itself, but purchases its medical products from third-party suppliers instead. For the fiscal years ended December 31, 2022, 2023 and 2024, Beijing Feitian has 29, 17 and 22 suppliers, respectively, including one supplier located in the U.S. and the remainder of which are located in the PRC. For more information about large suppliers, see “Item 4. Information on the Company – B. Business Overview – Manufacturing and Supply.” To maintain the quality and safety of products, Beijing Feitian has developed a rigorous quality control system that enables monitoring at each stage of the production process, from procurement to packaging and from warehouse to delivery. Yet, maintaining consistent product quality depends significantly on the effectiveness of this quality control system, which in turn depends on a number of factors, including, but not limited to, the design of the quality control system, employee training to ensure that our employees adhere to and implement such quality control policies and procedures, and the effectiveness of monitoring any potential violation of such quality control policies and procedures. However, we still cannot eliminate all risks of errors, defects or failures. We may fail to detect or cure defects as a result of a number of factors, many of which are outside our control, including, but not limited to:

●	technical or mechanical malfunctions in the production process;

●	human error or malfeasance by quality control personnel;

●	tampering by third parties; and

●	defective raw materials or equipment.

In addition, the quality of the products or services provided by our suppliers or business partners is subject to factors beyond our control, including the effectiveness and the efficiency of our quality control systems, among others. There can be no assurance that our suppliers or business partners may always be able to adopt appropriate quality control systems and meet our stringent quality control requirements in respect of the products or services they provide. Any failure of our suppliers or business partners to provide satisfactory products or services could harm our reputation and adversely impact our operations. In addition, we may be unable to receive sufficient compensation from suppliers and business partners for the losses caused by them.

As of the date of this annual report, we are unaware of any material quality deficiencies with respect to our operations or any of our suppliers or business partners.

Beijing Feitian faces competition from numerous competitors, many of whom have greater resources than we do, which may make it more difficult for us to achieve significant market penetration.

The TPS market is intensely competitive and has numerous players. The market for radiation therapy equipment, in particular, is characterized by intense competition and pricing pressure. As more medical device companies outsource design, prototyping, and manufacturing of their products, as Beijing Feitian does, we may encounter competition from other companies with similar capabilities.

We consider the competition for the FTTPS to be existing TPS, particularly for brachytherapy. According to data from the National Medical Products Administration of the PRC, as of the date of this annual report, there are 13 TPS products for brachytherapy that have been approved for marketing in China. Among them, there are seven TPS products specifically approved for radioactive particle implantation, which is a kind of technique of brachytherapy, including five domestic products and two imported products. Except for existing competitors, some companies with greater name recognition, greater operating revenues, larger customer bases, longer customer relationships, and greater financial, technical, personnel and marketing resources than us may enter into our industry segment and be our potential competitor. If they do, these companies may be better positioned than we are to spend more aggressively on research and development, marketing, sales and other product initiatives. Beijing Feitian’s current competitors or other companies may at any time develop new products for the treatment of tumors. If Beijing Feitian is unable to develop products that compete effectively against the products of existing or future competitors, our net revenue could decline. Some of Beijing Feitian’s competitors may compete by changing their pricing model or by lowering the price of their conventional radiation therapy systems or ancillary supplies. If these competitors’ pricing techniques are effective, it could result in downward pressure on the price of radiation therapy systems. If Beijing Feitian is unable to maintain or increase its selling prices in the face of competition, it may not improve our gross margins. Although Beijing Feitian is continuously growing its customer base, there is no assurance that we will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition, and results of operations.

Beijing Feitian is subject to risks relating to its leased property.

The leasehold interests of Beijing Feitian in the real property used for its workspace have not been registered with the relevant PRC government authorities, as required by PRC law, which may expose Beijing Feitian to potential fines if it fails to remediate such lapse after receiving any notice from the relevant PRC government authorities.

Failure to complete lease registration for a lease agreement typically does not affect the legal effectiveness of such agreement according to PRC law, but relevant real estate administrative authorities may require the parties to the lease agreement to complete lease registration within a prescribed period of time, and the failure to do so may result in fines from RMB1,000 (approximately $141) to RMB10,000 (approximately $1,408) for each of such lease agreements.

To mitigate the risk of potential claims or challenges brought by any third parties regarding the validity of its leasehold interest, Beijing Feitian signed a short-term occupancy agreement with the property owner of its office space on December 30, 2024, recognizing its occupation of the real property used for its workspace. As of the date of this annual report, we are not aware of any claim or challenge brought by any third party concerning the use of Beijing Feitian’s leased property without obtaining proper ownership proof. Should Beijing Feitian be dispossessed of any of its leased properties, we cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if Beijing Feitian is unable to relocate its facilities, equipment, offices and employees in a timely manner, Beijing Feitian’s operations may be interrupted.

Beijing Feitian faces the risk of potential operational disruption due to the lack of a fixed term in its current occupancy agreement for its headquarters.

Beijing Feitian currently occupies its headquarters located at Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China, under a short-term occupancy agreement with Beijing Chaoyang Laiguangying Agricultural and Industrial Corporation, the owner of the property, which allows Beijing Feitian to occupy the property for quarterly rent of RMB 77,526 (approximately $10,774). See “Item 4. Information on the Company - B. Business Overview - Properties.” However, this agreement does not have a fixed term, and Beijing Chaoyang Laiguangying Agricultural and Industrial Corporation has the right to terminate the agreement at any time with notice to Beijing Feitian. In the event of termination, Beijing Feitian would be required to vacate the premises within ten days of receiving such notice. The potential for sudden termination of this agreement could disrupt Beijing Feitian’s operations and cause significant operational and logistical challenges, including the need to find alternative office space on short notice. There can be no assurance that Beijing Feitian will be able to secure a suitable alternative location in a timely manner, or on favorable terms, which could negatively impact its business operations.

Beijing Feitian may experience significant liability claims or complaints from customers, litigation, and regulatory investigations and proceedings relating to medical device safety, or adverse publicity involving our products, which could adversely affect our financial condition and results of operations.

We face an inherent risk of liability claims or complaints from our customers. Although, we take those complaints and claims seriously and endeavor to reduce such complaints by implementing various remedial measures, we cannot assure you that we can successfully prevent or address all complaints as and when they occur.

Any complaints or claims against us, even if meritless and unsuccessful, may divert management’s attention and other resources from our business and adversely affect our business and operations. Customers may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings, or media reports related to medical device quality and safety, public health concerns, illness, injuries, whether or not accurate, and whether or not concerning our products, can adversely affect our business, results of operations and reputation.

Despite not having its own manufacturing facilities or engaging in manufacturing activities, Beijing Feitian still faces potential legal liability due to the nature of its business. For example, customers may assert legal claims against Beijing Feitian in connection with personal injuries or illnesses related to the use of medical devices sold by Beijing Feitian. In recent years, the PRC government, media outlets, and public advocacy groups have been increasingly focused on consumer protection, making it important for companies such as Beijing Feitian and its suppliers to prioritize the quality and safety of products sold in the PRC. If Beijing Feitian sells defective products, it may be held liable for compensation and penalties associated with consumer protection laws. In addition, it may also be held responsible for other kinds of losses caused by its suppliers or other business partners who fail to comply with applicable PRC product quality rules and safety regulations. Although Beijing Feitian may have recourse to the responsible parties for indemnity, its reputation could still be adversely affected. For more details, see “Item 4. Information on the Company – B. Business Overview – Regulation – Regulation on Product Quality and Consumer Protection.”

Any claims and lawsuits could also divert management’s time and attention away from our business and result of operations, regardless of the merits of the claims. In some instances, we may be elected or forced to pay substantial damages if Beijing Feitian is unsuccessful in its efforts to defend against these claims, which could harm our financial condition and results of operations. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to medical device quality and safety, commercial, labor, employment, securities or other matters, which could also adversely affect our reputation and results of operations. We do not carry business liability insurance or disruption insurance insuring the potential losses as aforementioned. See “Item 3. Key information – D. Risk factors — Risks Relating to Our Business and Operations — The PRC operating entity has no business liability or disruption insurance, which could expose the PRC operating entity to significant costs and business disruption.”

As of the date of this annual report, we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of customer rights protection, nor have we been punished or can foresee any punishment to be made by any governmental authorities in any domestic or overseas jurisdiction.

Beijing Feitian faces the risk of fluctuations in the cost, availability, and quality of supplies. A significant interruption in Beijing Feitian’s suppliers and other business partners could also adversely affect our results of operations.

The cost, availability, and quality of the principal supplies, such as our Medical Auxiliary Supplies sold to customers, are essential to our operations. There were certain suppliers individually represented more than 10% of our total purchases for the fiscal years ended December 31, 2022, 2023 and 2024. Substantially all costs and expenses were attributed to suppliers located in China or the United States. See “Item 4. Information on the Company – B. Business Overview — Manufacturing and Supply — Supply Chain” for details of these major suppliers. While a significant portion of Beijing Feitian’s annual purchases is attributed to two suppliers, we have worked to ensure that Beijing Feitian is not overly reliant on them. We have not guaranteed any minimum purchase amount to any large suppliers and have proactively sought to locate and qualify additional manufacturers to introduce redundancies into the supply chain. While we believe that we have established healthy and stable relationships with these large suppliers through years of cooperation, factors such as policy changes, market price fluctuations, or other unforeseen circumstances may lead to an increase in the cost of supplies, potentially affecting our financial performance. Additionally, supply shortages, delays, interruptions, or failures in timely delivery could disrupt our operations and negatively impact our financial results.

Furthermore, we have limited control over the operations of our third-party suppliers and other business partners. Any significant interruption in such suppliers and business partners’ operations may have an adverse impact on our operations, leading to delays or termination of shipments of supplies to us and causing damage to our customer relationships. While we believe that we could establish alternate sources of supplies, there is no assurance that these replacement suppliers will provide the necessary quantities, quality, or prices as required. Any shortage in supplies, deficiency in quality, or increase in prices could harm our reputation, financial condition, and results of operations. Failure to adequately address the impact of interruptions of operations of these third-party suppliers could materially and adversely affect our business operations and financial results.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China, our principal place of business.

Political events, international trade disputes, and other disruptions to international commerce could harm the global economy and adversely affect our business, customers, suppliers, and other business partners. Recent shifts in U.S. tariff policies, including increased tariffs on goods imported from China and other regions, as well as the potential for additional protectionist measures, may impact our operations. Specifically, if U.S. suppliers face higher costs for materials or components due to these tariffs, they may pass those increased costs onto us, resulting in higher prices for the goods we purchase.

For the fiscal years ended December 31, 2023 and 2024, our major supplier, SSGI Asia, Inc., located in the U.S., accounted for 11% and 24% of our total purchases, respectively. Any escalation in U.S. tariffs or trade restrictions, particularly those affecting Chinese imports, could result in higher costs, reduced profitability, or supply chain disruptions for us.

Moreover, political uncertainty surrounding international trade disputes, particularly the ongoing tension between the U.S. and China, could damage customer confidence and decision-making, leading to a material adverse effect on our business. Such uncertainty may also limit our access to new business opportunities, negatively impacting our operations. Additionally, current and potential future actions by the U.S. or the PRC that affect trade relations could contribute to global economic instability, which may harm our markets, our business, or our financial performance. The financial condition of our customers could also be adversely affected by trade-related disruptions, and we cannot predict the extent or form of future actions or escalations.

Our business is dependent on large customers. If Beijing Feitian fails to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition, and results of operations may be materially and adversely affected.

Maintaining existing customers and developing new customers have been essential to our success. Although Beijing Feitian is not heavily dependent on one or two customers during its history of operations, revenues are generated from some of Beijing Feitian’s large customers. For the fiscal year ended December 31, 2022, Beijing Feitian’s top three customers accounted for 29%, 24% and 10%, respectively, of revenue. For the fiscal year ended December 31, 2023, Beijing Feitian’s top three customers accounted for 13%, 11% and 11%, respectively, of revenue. For the fiscal year ended December 31, 2024, Beijing Feitian’s top two customers accounted for 15% and 13%, respectively, of our total revenue. Except for the large customers mentioned above, none of the other customers individually contributed more than 10% of the Company’s revenue in the fiscal years ended December 31, 2022, 2023 or 2024. Most of Beijing Feitian’s large customers do not have any obligation to purchase additional products from Beijing Feitian. Therefore, there can be no assurance that any of Beijing Feitian’s large customers will continue to purchase products at levels comparable to previous years. Although Beijing Feitian’s products are mostly sold one time to new customers with limited repurchases, a substantial loss or reduction in Beijing Feitian’s existing large customers could adversely affect future revenues and earnings and in turn, adversely affect our business, financial condition, and results of operations.

Beijing Feitian’s ability to attract new customers and retain existing customers with its customized products and services, especially top customers, is crucial to driving its net revenues growth and achieving profitability. Beijing Feitian acquires customers through a combination of online and offline marketing efforts. Beijing Feitian’s sales team conducts regular visits to hospitals and their suppliers, and seeks out bidding opportunities online in the brachytherapy market. In addition, Beijing Feitian’s sales team participates in industry conferences and seminars to expand network and reach potential customers.

We will continue to seek to expand customer base to achieve sustainable growth. However, there can be no assurance that new customers will stay with us, or the net revenues from new customers we acquire will ultimately exceed the cost of acquiring those customers. In addition, if our existing customers, especially the existing top customers, no longer find our products appealing, or if our competitors offer more attractive products, prices, discounts or better customer services, the existing customers may lose interest in us, decrease their orders or even stop ordering from us. If we are unable to retain our existing customers, especially our top customers, or to fail to acquire new customers in a cost-effective manner, our revenues may decrease and results of operations will be adversely affected.

Beijing Feitian may fail to effectively develop and commercialize new products, which would materially and adversely affect our business, financial condition, and results of operations.

The brachytherapy TPS market is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products, short product life cycles and significant price competition. Consequently, our future success depends on our ability to anticipate technology development trends and identify, develop, and commercialize in a timely and cost-effective manner new and advanced products that our customers demand. Whether we are successful in developing and commercializing new products is determined by our ability, among other things, to:

●	accurately assess technology trends and customer needs and meet market demands;

●	optimize our procurement processes to predict and control costs;

●	package and deliver products in a timely manner;

●	increase customer awareness and acceptance of our products;

●	minimize the time and costs required to obtain required regulatory clearances or approvals;

●	anticipate technology trends and compete effectively with other market players in similar industries;

●	price our products competitively; and

●	effectively integrate customer feedback into our R&D planning.

We cannot assure you that we can effectively develop and commercialize new products. In the event we fail to develop and commercialize new products, it would materially and adversely affect our business, financial condition, and results of operations.

If we are not able to implement our strategies to achieve our business objectives, our business operations and financial performance will be adversely affected.

Our business plan and growth strategies are based on currently prevailing circumstances and the assumption that certain circumstances will or will not occur. However, there are uncertainties involved in various stages of development, and there is no assurance that we will be successful in implementing our strategies or that our strategies, even if implemented, will lead to the successful achievement of our objectives. If we are not able to successfully implement our strategies, our business operations and financial performance will be adversely affected.

The payment structure Beijing Feitian uses in its customer arrangements may lead to fluctuations in operating cash flows in a given period, and our results of operations and cash flows could be adversely affected if we are unable to collect accounts receivable from customers.

Beijing Feitian’s customers who purchase products typically make contract payments in stages along with the installation, acceptance, and commissioning of the equipment. Generally, 10% of payments will be taken as a quality assurance deposit, which will be paid after the termination of the quality assurance period or 12–24 months after the equipment’s normal operation. If Beijing Feitian misses targeted installments or its customers do not work towards completing installation or acceptance, Beijing Feitian’s receipt of payments and our operating cash flows could be impacted. In addition, if customers do not adhere to payments terms, our operating cash flows could be impacted in any given period. Due to these fluctuations in operating cash flows and other potential fluctuations, you should not rely upon our operating results in any particular period as an indication of future performance.

In addition, our whole business depends on Beijing Feitian’s ability to successfully obtain payment from customers of the amounts they owe us for products sold. As of December 31, 2023 and 2024, our accounts receivable balance amounted to approximately $206,329 and $281,585, respectively. If we are unable to collect our accounts receivable on a timely and consistent basis, our cash flows and access to operating capital could be adversely affected.

Any disruption of the operation of Beijing Feitian’s suppliers could materially and adversely affect our business and results of operations.

Beijing Feitian’s products are primarily purchased from its suppliers located in China and the United States. As of the date of this annual report, Beijing Feitian does not own any factories and does not engage in any manufacturing activities. Nevertheless, natural disasters or other unanticipated catastrophic events, including storms, fires, explosions, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land where those suppliers’ factories are located could significantly impair Beijing Feitian’s ability to supply products to its customers. Catastrophic events could also destroy the inventories stored in those suppliers’ factories and affect Beijing Feitian’s supply chain. The occurrence of any catastrophic event could result in the temporary or long-term closure of those suppliers’ manufacturing facilities, and may severely disrupt our business operations indirectly.

In addition, factories of Beijing Feitian’s suppliers are subject to fire control and environmental inspections and regulations. If such facilities fail to rectify and pass the fire control and environmental inspections or comply with relevant fire control and environmental requirements relating to production activities in a timely manner, they may be subject to fines, rectification, suspension and closure, which may materially and adversely affect the production and in turn may impact our business. In the event of any changes in the PRC laws and/or regulations and/or government policies on environmental protection and more stringent requirements are imposed on Beijing Feitian’s suppliers in manufacturing, Beijing Feitian’s suppliers may have to incur extra costs and expenses to comply with such requirements, and our business and results of operations in PRC may be adversely affected by increased price in such supplies and components.

Beijing Feitian may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Beijing Feitian operates in an industry in which participants own a large number of patents and other intellectual property rights that are material to competing operations and such competitors may vigorously pursue remedies to protect and defend their rights. Beijing Feitian’s competitors or other third parties, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that may prevent, limit or interfere with Beijing Feitian’s ability to use or sell its products in either China or other countries in South Asia, as planned. It may be difficult to monitor all of the patent applications and other intellectual property rights registrations or applications that are filed in China or in other relevant jurisdictions. If Beijing Feitian offers products that may potentially infringe on any such pending applications and the applications are granted, third parties may initiate intellectual infringement claims against us.

As Beijing Feitian plans to expand operations with new products and into new markets, and as litigation becomes more common in PRC, Beijing Feitian faces a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become parties could cause us to:

●	pay damage awards;

●	seek licenses from third parties;

●	pay ongoing royalties;

●	redesign our products; or

●	be restricted by injunctions.

Each of them could effectively prevent us from pursuing some or all of Beijing Feitian’s business and result in its customers or potential customers deferring or limiting our purchase or use of Beijing Feitian’s products, which could have a material adverse effect on our financial condition and results of operations.

We may not be able to prevent others from unauthorized use of Beijing Feitian’s intellectual property, which could harm our business and competitive position.

We rely on a combination of copyright and domain name protection laws in China, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. Beijing Feitian enters into confidentiality agreements with Beijing Feitian’s employees that include terms identifying all employee-developed intellectual properties as service inventions belonging to Beijing Feitian. In addition, Beijing Feitian regards its intellectual property as critical to its success. Beijing Feitian may become an attractive target to intellectual property attacks in the future with the increasing recognition of our brand. Any of Beijing Feitian’s intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Beijing Feitian seeks to protect its marketed products and the technology that Beijing Feitian considers commercially important by filing copyright registration applications. Beijing Feitian obtained the copyright for FTTPS in 2018. As of the date of this annual report, Beijing Feitian does not own a valid patent for its 3D printing technology (which is considered a method of medical treatment that is ineligible for patent protection, according to the China National Intellectual Property Administration) or other Medical Auxiliary Supplies sold to the market, and, as such, there is no assurance that its competitors won’t appropriate such technology. We cannot assure you that (i) all of our intellectual property rights will be adequately protected, or (ii) Beijing Feitian’s intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Intellectual property protection may not be sufficient in China. Confidentiality agreements may be breached by counter-parties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps Beijing Feitian has taken may be inadequate to prevent the misappropriation of its intellectual property.

In the event that Beijing Feitian resorts to litigation to enforce its intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that it will prevail in such litigation. In addition, Beijing Feitian’s intellectual property may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing Beijing Feitian’s intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

The PRC operating entity has no business liability or disruption insurance, which could expose the PRC operating entity to significant costs and business disruption.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. Beijing Feitian does not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our delivery and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), COVID-19, Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt Beijing Feitian’s business operations, reduce or restrict our supply of products, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, whether short-term or for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

COVID-19 has spread to many countries and was declared a pandemic by the WHO, resulting in actions from national and local governments that have significantly affected virtually all facets of the PRC and global economies. From early 2020 through the end of 2022, the PRC government implemented enhanced screenings, quarantine requirements and travel restrictions in connection with the COVID-19 pandemic, which adversely affected Beijing Feitian’s business operations during that period. For example, Beijing Feitian’s ability to hold in-person meetings, conventions, on-site training, and its ability to reach new customers was severely restricted. In addition, certain plans to strengthen Beijing Feitian’s industry position by gaining access to the Southeast Asian market in 2021 and 2022 were impacted, due to cross-border travel restrictions and social distancing requirements. Since December 2022, many of the restrictive policies previously adopted by the PRC government to control the spread of COVID-19 have been revoked or replaced with more flexible measures. Effective January 8, 2023, among other changes, China no longer requires nucleic acid testing and centralized quarantine for all incoming visitors and has eliminated controls on the number of international passenger flights. Since the second half of 2023, our operation has gradually stabilized. As of the date of this annual report, (i) all of our employees have returned to work, (ii) Beijing Feitian’s major operations have fully resumed, and (iii) customer demand for Beijing Feitian’s products and services had fully recovered.

We are also vulnerable to natural disasters and other calamities. We cannot assure you that we are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our place of business, delays in product deliveries, breakdowns, system failures, or internet failures, which could adversely affect our business, financial condition, and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, we are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Ordinary Shares.

In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2024 and in the course of auditing our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified three material weakness in our internal control over financial reporting as of December 31, 2024, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB). The PCAOB has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See “Item 15. Controls and Procedures— Disclosure Controls and Procedures.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Any domestic or global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. The market panics caused by the COVID-19 pandemic and the drop in oil prices in March 2020 materially and negatively affected the global financial markets. Moreover, concerns over geopolitical tensions in Ukraine, the Middle East, and Africa have led to volatility in financial and other markets. Additionally, concerns about potential changes to United States trade policies, treaties, and tariffs, including those regarding China, have contributed to market uncertainty. The economic effects of tensions in the relationship between China and surrounding Asian countries, coupled with worries about rising inflation and potential recessionary measures, further compound the uncertainties.

As of the date of this annual report, while all of our operations are in China, the inflation in China has not materially affected our results of operations. In December 2022, 2023 and 2024, the year-over-year percent changes in the consumer price index reported by the National Bureau of Statistics of China were 1.8%, -0.3% and 0.1%, respectively , and subject to change in the foreseeable future. However, in the event of inflation intensifying in China, we may be compelled to raise the price level of our products and services, while our costs and operating expenses may also increase. Our profit margin would then depend on our ability to pass on the additional costs to our customers. Rising inflation levels may also impact the willingness and ability of customers to pay for our offerings, reducing demand and negatively affecting our financial results and condition. While inflation in China has not materially affected our operations as of the date of this annual report, we remain vigilant about potential future inflationary pressures and their impact on our business and financial performance.

The development and integration of artificial intelligence in our products may present significant risks.

As part of our continued investment in research and development, we plan to incorporate artificial intelligence (“AI”) features into our products, including the AI recognition feature within our FTTPS system aimed at identifying malignant tumors and sensitive structures surrounding them. However, we do not plan to utilize open-source AI as of the date of this annual report. See “Item 4. Information on the Company – B. Business Overview – Our Growth Strategies – Continue to invest in research and development.” While we believe that these innovations will improve the quality and accuracy of FTTPS, there are inherent risks associated with the development and integration of AI technology.

AI technology is complex and still evolving, and there are several challenges that could impact its successful implementation. The development of reliable and effective AI systems may face technical difficulties, including inaccuracies, limitations in data processing, and unforeseen complications in adapting AI to our existing systems. Any shortcomings in the AI feature could affect the performance, reliability, and overall effectiveness of FTTPS, potentially leading to inaccurate results or failures that could harm patient care or customer confidence.

Furthermore, as we look to develop artificial intelligence surgical robotic devices, we face additional risks related to the complexity of integrating AI with robotics, such as unanticipated technical hurdles, regulatory challenges, and the need for rigorous validation of these technologies. The regulatory landscape for AI-powered medical devices is evolving, and delays in obtaining necessary approvals or changes in regulatory requirements could affect our ability to bring these innovations to market on time.

Additionally, the reliance on AI-based technologies introduces risks related to cybersecurity, including potential vulnerabilities that could expose our systems to hacking or data breaches. Any such security incidents could damage our reputation, result in legal liabilities, or harm our relationships with customers and partners.

Given these challenges, there is no assurance that our AI developments will meet expectations or achieve the desired results, and there is a risk that these technologies could not deliver the anticipated benefits, leading to delays, increased costs, or a negative impact on our business.

Risks Relating to Our Corporate Structure and Governance

Investors in our Class A Ordinary Shares are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company.

Investors in our Class A Ordinary Shares are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. Pheton Holdings Ltd is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China. Such structure involves unique risks to investors in our Class A Ordinary Shares. Investors may never directly hold equity interests in our subsidiaries with substantive operations. We also cannot assure you that the Chinese regulatory authorities will not disallow such a structure. If the Chinese regulatory authorities disallow the structure, it would likely result in a material change in our operations and cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

Because of the significant ownership of our Class B Ordinary Shares and combined voting powers, our Chief Executive Officer has substantial control over our business, and his interests may differ from our interests or those of other shareholders.

As of the date of this annual report, our Chief Executive Officer, Mr. Jianfei Zhang, controls approximately 95.88% of the combined voting power of our equity interests through the Class B Ordinary Shares held by ZJW (BVI) LTD and BANYAN (BVI) LTD. Mr. Jianfei Zhang will, for the foreseeable future, have significant influence over corporate management and affairs, and will be able to control virtually all matters requiring shareholder approval so long as Mr. Jianfei Zhang owns a majority of the combined voting power of our outstanding equity interests. Mr. Jianfei Zhang is able to, subject to applicable law, elect a majority of the members of our board of directors and control actions to be taken by us and our board of directors, including amendments to our articles of incorporation and approval of significant corporate transactions, including, among other matters, mergers and sales of substantially all of our assets, as well as incurrence of indebtedness by us. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional shares, implement share repurchase programs, declare dividends and make other decisions. It is possible that the interests of Mr. Jianfei Zhang may in some circumstances conflict with our interests and the interests of our other shareholders, including you. For additional information about our relationships with Mr. Jianfei Zhang, you should read the information under the headings “Item 6. Directors, Senior Management and Employees—E. Share Ownership” and “Item 7. Related Party Transactions — Material Transactions with Related Parties.”

Since we are a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, qualify for, and may rely on, exemptions from certain corporate governance requirements in the future. You would not have the same protections afforded to shareholders of companies that are subject to such requirements.

As of the date of this annual report, Mr. Jianfei Zhang, through ZJW (BVI) LTD and BANYAN (BVI) LTD, controls over 50% of the combined voting power of our equity interests through the ownership of Class B Ordinary Shares. Because of the voting power of Mr. Jianfei Zhang, we are considered a “controlled company” for the purposes of the Nasdaq Capital Market. As such, we are exempt from certain corporate governance requirements of Nasdaq, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a Nominating and Corporate Governance Committee that is composed entirely of independent directors and (iii) the requirement that we have a Compensation Committee that is composed entirely of independent directors. Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing standards, we could elect to rely on some or all of these exemptions in the future, so long as we are considered a “controlled company” under Nasdaq requirements. If so, we may not have a majority of independent directors, we may not have a Nominating and Corporate Governance Committee, and our Compensation Committee may not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

The interests of Mr. Jianfei Zhang may conflict with ours or yours in the future.

Various conflicts of interest between Mr. Jianfei Zhang and us could arise. Ownership interests of Mr. Jianfei Zhang in our Class B Ordinary Shares could create or appear to create potential conflicts of interest when Mr. Jianfei Zhang is faced with decisions that could have different implications for himself and us. These decisions could, for example, relate to:

●	disagreement over corporate opportunities;

●	management stock ownership;

●	employee retention or recruiting;

●	our dividend policy; and

●	the services and arrangements from which we benefit as a result of our relationship with Mr. Jianfei Zhang.

Potential conflicts of interest could also arise if we enter into any new commercial arrangements with Mr. Jianfei Zhang in the future.

We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside the United States. All of our current operations are conducted in China. In addition, except for Mr. Edward C Ye, all of our current directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands, as amended and the common law of the Cayman Islands. The rights of shareholders or investors in our Class A Ordinary Shares to act against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we have elected to be exempt from the requirements under Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding Ordinary Shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company.

As a result of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Risks Related to the Class A Ordinary Shares and the Trading Market

Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the Class A Ordinary Shares could be adversely affected.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have adopted a dual class share structure such that our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty (20) votes. Each of our Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Our Class A Ordinary Shares are not convertible into our Class B Ordinary Shares under any circumstances.

As of the date of this annual report, only our Class A Ordinary Shares are tradable on the market. This voting structure may discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market.

In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

An active trading market for our Class A Ordinary Shares may not develop or sustain, and the trading price for our Class A Ordinary Shares may fluctuate significantly.

No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected, and holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all. There can be no guarantee that we will continue to satisfy the continued listing standards of Nasdaq. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our Class A Ordinary Shares and impair your ability to sell your shares. As a result, investors in our securities may experience a significant decrease in the value of their Class A Ordinary Shares.

The price of our Class A Ordinary Shares could be subject to rapid and substantial volatility, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. Our Class A Ordinary Shares sold in the initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the market price for our Class A Ordinary Shares would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our Class A Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A Ordinary Shares could decrease, which could cause the market price for our Class A Ordinary Shares and trading volume to decline.

Techniques employed by short sellers may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s best interests for the price of the stock to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. These short attacks have, in the past, led to selling of shares in the market.

Public companies have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact its business operations and shareholders’ equity, and any investment in our Class A Ordinary Shares could be greatly reduced or rendered worthless.

We do not currently intend to pay dividends on our Class A Ordinary Shares for the foreseeable future.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and subject to limitations under applicable law. Therefore, you are not likely to receive any dividends on your Class A Ordinary Shares for the foreseeable future, and the success of an investment in our Class A Ordinary Shares will depend upon any future appreciation in its value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of our Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which our shareholders have purchased our Class A Ordinary Shares. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.”

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

At least 75% of our gross income for the year is passive income; or

The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It was determined we are not a PFIC for the current year. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you still may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company (“PFIC”) Consequences.”

Our Class A Ordinary Shares are equity and are subordinate to our existing and future indebtedness and any preferred stock we may issue in the future.

Our Class A Ordinary Shares are our equity interests and do not constitute indebtedness. As such, our Class A Ordinary Shares will rank junior to all indebtedness and other non-equity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of us. Additionally, holders of our shares may be subject to prior dividend and liquidation rights of any holders of our preferred shares representing such preferred shares then outstanding.

Our board of directors is authorized to issue additional classes or series of preferred shares without any action on the part of the shareholders. The board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred shares that may be issued, including voting rights, dividend rights, and preferences over our Class A Ordinary Shares with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred shares in the future that has a preference over our Class A Ordinary Shares with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our Class A Ordinary Shares, the rights of holders of our Class A Ordinary Shares or the market price of our Class A Ordinary Shares could be adversely affected.

Because we are an “emerging growth company” within the meaning of the Securities Act, we may take advantage of certain exemptions from disclosure requirements available to emerging growth companies, and this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions provided to emerging growth companies, including the extended transition period for complying with new or revised financial accounting standards under Section 102(b)(1) of the JOBS Act.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We are an “emerging growth company” within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We intend to avail ourselves of the extended transition period.

We expect to incur increased costs after we cease to qualify as an “emerging growth company.”

As a company with less than $1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to maintain directors and officers liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages.

Certain data and information in this annual report were obtained from third-party sources and were not independently verified by us.

We engaged Frost & Sullivan Limited to prepare a commissioned industry report that analyzes the PRC medical device industry. Information and data relating to the PRC TPS market have been derived from the F&S report. Statistical data included in F&S report also include projections based on a number of assumptions. The TPS market in China may not grow at the rate projected by market data, or at all. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in the F&S report or any third-party publications and reports Frost & Sullivan Limited has relied on in preparing its report. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We are a Cayman Islands holding company and primarily conduct our operations in China through Beijing Feitian, a limited liability company formed in the PRC in 1998. Beijing Feitian is a healthcare solution provider dedicated to the development and commercialization of TPS for brachytherapy. Through Beijing Feitian, we are committed to leveraging our products and services to establish a potential new standard of care across multiple malignant tumor applications. In connection with the initial public offering, we underwent a series of restructuring of our corporate structure, which primarily included:

●	On November 2, 2022, we incorporated Pheton, our holding company, as an exempted company with limited liability under the laws of the Cayman Islands.

●	On November 22, 2022, Pheton BVI was incorporated in the BVI as a business company with limited liability, which is a wholly owned subsidiary of our Company.

●	On December 14, 2022, we incorporated Pheton HK in Hong Kong as a wholly owned subsidiary of Pheton BVI.

●	On March 15, 2023, we incorporated Jinruixi, our onshore holding company, as a wholly owned subsidiary of Pheton HK.

●	On March 23, 2023, the Company authorized share capital of $50,000, divided into 500,000,000 ordinary shares consisting of 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, par value $0.0001 per share. As of the date of this annual report, the Company has 6,582,000 Class A Ordinary Shares and 7,668,000 Class B Ordinary Shares, issued and outstanding, respectively.

●	On March 27, 2023, Jinruixi acquired the entire equity interests in Beijing Feitian.

Our current corporate structure does not contain any VIE structures in the PRC and neither we nor any of our subsidiaries have any current intention establishing any VIEs in the PRC in the future. As of the date of this annual report, substantially all of our business is conducted by Beijing Feitian. We intend to use Jinruixi as our holding WFOE.

Completion of the Initial Public Offering (“IPO”)

On September 6, 2024, we closed our IPO of 2,250,000 Class A Ordinary Shares at a public offering price of $4.00 per share. Gross proceeds of our IPO totaled approximately US$9 million, before deducting underwriting discounts and other related expenses. The Class A Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “PTHL” on September 5, 2024.

Corporate Structure

The following chart illustrates our corporate structure as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our principal executive offices are located at Beijing Feitian is Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China, and our phone number is +86 010-84817665. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our website address is http://www.ftzy.com.cn/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

We are an exempted company with limited liability incorporated in the Cayman Islands on November 2, 2022. We are a holding company that has no material operations ourselves. As of the date of this annual report, all of our business is conducted through our PRC operating entity, Beijing Feitian. We are committed to leveraging our products and services to establish a potential new standard of care across multiple malignant tumor applications.

Beijing Feitian, our PRC operating entity, is a healthcare solution provider dedicated to the development and commercialization of brachytherapy TPS specifically used for radioactive particle implantation, a type of radiotherapy used in treating cancer patients by placing radioactive sources inside the patient that kill cancer cells and shrink tumors. Beijing Feitian’s proprietary TPS is designed to promote the efficiency, accuracy, and safety of brachytherapy. TPS is generally a computer software used in different types of radiotherapy. In brachytherapy, radiation treatment planning is the process in which a team of professionals will plan the appropriate brachytherapy for cancer patients with malignant tumors. For the fiscal years ended December 31, 2022, 2023 and 2024, Beijing Feitian’s revenue was generated through (i) the sales of FTTPS; and (ii) the sales of Medical Auxiliary Supplies.

FTTPS, the lead product of Beijing Feitian, is an advanced and user-oriented TPS for treating a wide variety of malignant tumors. FTTPS is also a modifiable and expandable TPS combined with proprietary algorithms open to more advanced features, such as 3D printing, and different deployment models adapted to fit patients’ personalized needs. During the operation, FTTPS can determine the target volume, prescription dose, and dose limitation to protect OARs and produce a safe, effective, and accurate dose distribution plan for brachytherapy for cancer patients. This system simulates and calculates the treatment effect in preoperative planning, as well as over the course of treatments and upon the completion of the radioactive particle implants. Based on daily usage experience, the entire process, from image acquisition to the generation of an optimal treatment plan can be quickly completed, while allowing for the ability to re-plan while the patient is being treated. In rare cases, the processing may take longer than 60 minutes. We believe that the process of making iterative adjustments to a patient’s treatment plan may become a trend for the treatment of most cancer patients with malignant tumors receiving internal radiation therapy in the future. As of the date of this annual report, Beijing Feitian has registered FTTPS’s software copyright and finished the registration as a Class III medical device. With TPS such as FTTPS, radiation therapists and medical physicists of hospitals can precisely destroy malignant tumor cells and reduce radiation exposure to surrounding healthy tissues, thus improving treatment outcomes.

The picture below is our FTTPS installed in the customary equipment in which it is used.

In recent years, the 3D printing sector has evolved in China, followed by increased awareness of its use as a viable manufacturing method. Beijing Feitian has developed a method that enables the digitization of cancer patients’ CT or MRI images for radiation treatment planning, and generates data to be printed as physical 3D guided molds, which are applied to patients in positioning tumors and assisting in administering brachytherapy. Beijing Feitian has generated revenues through sales of printed 3D molds to individual patients as a kind of Medical Auxiliary Supplies.

Beijing Feitian is also committed to continuing to improve and update its products and services, with plans to incorporate a 3D printing technology as a build-in feature in the next-generation FTTPS. The goal is to enhance the efficiency during the operation, increase the accuracy of brachytherapy, and minimize human errors during clinical procedures. As indicated by Frost & Sullivan, a 1% increase in the accuracy of radiotherapy dose distribution could result in a 2% increase in the healing rate of cancer patients. We believe that these features allow FTTPS to help with sophisticated brachytherapy with high precision and efficiency requirements.

Beijing Feitian’s product portfolio also includes Medical Auxiliary Supplies such as seed implant needles, computer workstations, patient positioning device, etc. Beijing Feitian does not own or operate, and currently has no plans to establish, any manufacturing facilities for Medical Auxiliary Supplies or other treatment-related products that it sells to its customers.

Beijing Feitian markets its products and services to hospitals and their suppliers in China. Since the commercial introduction of FTTPS, Beijing Feitian experienced rapid revenue growth and has made continuous investments in developing new features and technologies, along with expanded customer service, and support infrastructure. For the fiscal years ended December 31, 2022, 2023 and 2024, we had revenue of $679,777, $628,591 and $448,196, respectively. Sales of FTTPS generated $668,680, $609,348 and $369,550 in revenue for the respective years, accounting for 98.37%, 96.94% and 82.45% of our revenue, respectively. For the fiscal years ended December 31, 2022, 2023 and 2024, we recorded net income of $83,980, net loss of $241,217 and net loss of $660,588, respectively. As of December 31, 2024, Beijing Feitian sold FTTPS to 223 hospitals in 123 cities across 27 provinces in China. Beijing Feitian’s customer base includes 1) hospital customers who purchase FTTPS and Medical Auxiliary Supplies, 2) third-party hospital procurement service providers and 3) individual customers who purchased printed 3D molds.

Our Competitive Strengths

We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

●	Leading TPS provider in China to capture the market opportunity. According to Frost & Sullivan, the market size of TPS in China is expected to reach $320.7 million in 2026. According to data from the National Medical Products Administration of the PRC, as of the date of this annual report, there are seven domestic brachytherapy TPS products approved in China by the National Medical Products Administration of the PRC, and Beijing Feitian’s FTTPS is considered technologically advanced and has a wide range of clinical indications. FTTPS is widely used in diseases caused by many types of malignant tumors, including but not limited to prostate cancer, lung cancer, pancreatic cancer, liver cancer, esophageal cancer, and breast cancer.

●	Formidable entry barrier. We are in an industry with multiple entry barriers, including technical, industry, and R&D barriers. According to Frost & Sullivan’s analysis, TPS is a multi-disciplinary technology, a comprehensive skillset and knowledge are required to meet the first-class standard and the long-term usage satisfaction from the users. The high technical barriers of TPS makes it difficult for new entrants to achieve a technological breakthrough. Additionally, obtaining a product registration license in China from the NMPA requires extensive efforts, including testing by a local authorized test lab and local clinical trials. NMPA has also introduced policies to raise the entry barrier for medical devices in China to promote the healthy development of the medical device industry. Furthermore, the high R&D barriers of TPS require professional technicians to develop an accurate and efficient algorithm supported by a large amount of clinical data, computer programming, and numerous calculations and iterations. According to data from the National Medical Products Administration of the PRC, as of the date of this annual report, there are 13 TPS products for brachytherapy that have been approved for marketing. Despite this, we believe that our mature and commercialized FTTPS has scaled the high entry barrier, setting us apart from competitors given the long R&D cycle of products in our industry. Through years of research, development, and consultation with third-party experts, we believe that our proprietary design concept cannot be easily replicated without years of research and experience.

●	Visionary team leader with deep industry experience. Led by CEO, Mr. Jianfei Zhang, Beijing Feitian has more than 20 years’ experience in the medical device and computer software industry. Utilizing his extensive experience in the intersection of oncology, nuclear medicine and software design, Mr. Jianfei Zhang has developed a strong understanding of domestic markets and customer needs. Mr. Jianfei Zhang has also accumulated a wealth of experience in corporate governance and corporate development, providing a solid foundation for our development in our industry segment.

●	Commitment to quality control. We attach importance to product quality and adhere to stringent quality control measures. Beijing Feitian has implemented a comprehensive quality control system in accordance with the internationally recognized requirements, ISO 13485:2016, to ensure that every step of the business operation is strictly monitored and managed. We plan to continue to maintain and strengthen the quality control systems throughout Beijing Feitian’s operations, closely monitor product quality and market feedback, keep daily operational records, and comply with national and local laws and regulations on product quality, labor and environmental sustainability. See “Item 4. Information on the Company – B. Business Overview – Quality Control and Regulatory Approvals” for details.

Our Growth Strategies

We will focus on the following key growth strategies to realize our mission:

●	Enhance our ability to attract, incentivize and maintain good relationships with talented professionals. We believe our success greatly depends on our ability to attract, incentivize and maintain long-term relationships with talented professionals. To maintain and improve our competitive advantage in the market, we plan to implement a series of initiatives to attract additional personnel and to retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multilevel performance review mechanism. In addition, we aim to keep long-term relationships with third-party development teams or experts. As part of this effort, Beijing Feitian has established collaborative relationships with third-party developers, including Beijing Sovio Medical Technology Co. Ltd., TEAMSMART INTERNATIONAL LTD (“Teamsmart”) and Zhengyu Liu, to develop software. Beijing Feitian has entered into several agreements with these outside experts to acquire the copyright and any other rights derived therefrom of developed software and receive continuous software upgrades, improvements, and maintenance. Further details on these agreements can be found in “— Research and Development.” We believe these outside experts provide valuable technical support, shared research capacity, database and operational know-how to drive sustainable growth of the business and strengthen our ability to innovate.

●	Continue to invest in research and development. We attribute part of our success to our continued investment in and focus on R&D. Over the three fiscal years ended December 31, 2022, 2023 and 2024, Beijing Feitian has invested a total of approximately $251,515 in the ongoing functional development of FTTPS. Our outsourced R&D in 2024 focused specifically on an AI recognition feature within FTTPS, which is aimed to identify malignant tumors and sensitive structures surrounding them, thereby improving the quality and accuracy of FTTPS in general. Looking ahead, we plan to further invest capital in R&D to enhance our technology and develop a new generation system that will incorporate new features into our existing FTTPS. We also plan to develop artificial intelligence surgical robotic devices. In the era of precision medicine, we expect to realize the precise layout of particle implantation through robot-based devices by combining the technological developments of robotics with our existing TPS to facilitate dose accuracy and surgical standardization.

●	Expand into overseas markets, notwithstanding all of Beijing Feitian’s revenues are presently generated in China. Beijing Feitian’s sales and marketing efforts have been primarily focused on the PRC domestic market. As of December 31, 2024, Beijing Feitian had 223 systems installed in China. To expand its market reach and increase sales, Beijing Feitian intends to gradually introduce its products to the Southeast Asian market in the foreseeable future. Beijing Feitian expects to cooperate with Southeast Asian hospitals to promote its products and services, where it will begin to explore sales capabilities in Southeast Asia. In 2021 and 2022, Beijing Feitian developed an expansion plan for the Southeast Asian market, with Vietnam identified as the primary country for its initial outreach, and successfully obtained the Export Certificate for its FTTPS in 2021 in anticipation of this expansion. However, this plan was halted due to travel restrictions resulting from the COVID-19 pandemic. In January 2025, the Company renewed the Export Certificate for its FTTPS. As of the date of this annual report, Beijing Feitian has not entered into agreements with any entities in the Southeast Asian market. Moving forward, once the expansion plan is reinitiated, Beijing Feitian intends to establish partnerships with healthcare providers and distributors across other Southeast Asian countries. This strategy is expected to enable Beijing Feitian to gain more profound insights into local market needs and to tailor its product offerings more effectively for these new markets.

●	Create new revenue channels through upgrade services for FTTPS. We plan to generate additional revenue by offering upgrade services for our next-generation FTTPS. FTTPS is an expandable software and can be customized to meet the evolving demands of the market as Chinese nuclear medicine and other related disciplines continue to develop. For example, although the isotope generally used in China for radioactive particle implantation is Iodine-125, Beijing Feitian has embedded FTTPS with a database for newly-introduced isotopes, such as Iridium-192 and Palladium-103, which reflects the trend in nuclear medicine development. Isotopes are different forms of the same chemical element, each having a different number of neutrons in its nucleus. As new functionalities such as the newly-introduced database for isotopes are developed, we can offer upgrade services on top of the existing FTTPS for a fee, thereby generating additional revenue and creating value for our customers.

Market Trends and Opportunities

Our products and services are closely related to radiotherapy, a primary clinical approach to cancer treatment worldwide. Below are some detailed descriptions of the market trends and opportunities related to our business.

China’s Cancer Burden and the Growing Opportunity in Radiotherapy Oncology Market

According to the WHO, China faces a significant public health challenge, with cancer being one of the leading causes of death. According to the International Agency for Research on Cancer (IARC), which is the WHO’s cancer agency, approximately 4.8 million new cancer cases were reported in 2022, contributing to around 2.6 million deaths, which is about 26.4% of total global cancer deaths. Both the number of new cancer cases and cancer death ranked first in the world in 2022. In recent years, influenced by risk factors such as environmental pollution, aging population, increasing societal pressures leading to anxiety and depression, and unhealthy lifestyles, the global incidence of cancerous tumors has been rising, continuing to be one of the most important factors of fatal diseases in China and worldwide. IARC also estimates that the number of new cancer cases in China will continue to grow in the future, reaching 6.8 million in 2030, which, as a burden, will directly promote the development of China’s radiotherapy oncology market.

Despite the potential increase in cancer cases, China’s radiotherapy resources remain insufficient compared to global standards. WHO and the International Atomic Energy Agency each suggested in 2021 and 2023 that over 50% of cancer patients require radiotherapy as part of their treatment. While radiotherapy is widely available in the United States and Western Europe, many countries such as China currently do not have enough medical resources to adequately treat their domestic cancer patient populations. According to the Notice on “14th Five-Year” Large-scale Medical Equipment Allocation Plan issued by the National Health Commission on June 21, 2023, a total of 2,085 sets of radiotherapy equipment are planned for distribution nationwide during the period from 2021 to 2025.

In recent years, national and local governments in China have been making efforts to support the development of high-end medical devices through multiple policies, including the popularization of radiotherapy equipment. Specifically, according to the guidance of “Medium and Long-term Development Plan for Medical Isotopes (2021-2035)”, all Class III public hospitals shall set up their nuclear medicine departments by 2025, which means at least 1,500 additional departments of nuclear medicine will be built nationwide in the coming years, with radiotherapy equipment included.

According to the estimate of Frost & Sullivan, the market size of China’s nuclear medical equipment is expected to reach RMB25.6 billion (approximately $36.1 billion) by 2030, with a CAGR of 10.3% from 2025 to 2030. Radiotherapy equipment per million people in China will reach 2.03 by the end of 2026, indicating a five-year CAGR of 4.7%.

Despite that China’s oncology healthcare services are still in the early stages of development compared to more advanced and streamlined cancer care methodologies and procedures in developed countries, China’s substantial cancer burden, nationwide supportive policies, and rising demands for patient-oriented cancer care to enhance the quality of life will drive the rapid growth of China’s radiotherapy oncology market. In addition, since TPS is at the heart of the radiotherapy process, we also believe the above-mentioned construction of nuclear medicine departments provides a solid growth for the potential needs for our star product.

With these factors in play, plus the economic development and advancements in medical technology, we believe the number of radiotherapy medical devices in China, our target market, still has room for growth in the coming future.

Treatment Planning Systems are important in Radiotherapy for Cancer Patients

TPS is an important tool in treating cancer patients, which provides models for treatment devices and sources used for the different types of radiotherapy. It pre-plans the actual treatment plan for the patient based on diagnostic images, providing 3D positioning of the tumor, the mode of operation of the treatment machine, and the corresponding patient’s positional data, and other means of correction during dose implementation. It allows for the design and optimization of the radiation dose received by the tumor and healthy tissues, thus it is crucial in determining the accuracy of the dose of radiotherapy and is closely related to the clinical outcome of radiotherapy. The use of TPS in radiation therapy is essential for ensuring the desired treatment effect and minimizing harm to healthy tissues. Studies have shown that even a 1% increase in radiotherapy dose accuracy can increase patient recovery rates by 2%. According to Frost & Sullivan, Chinese TPS market has demonstrated a notable growth from RMB 507.4 million (approximately $71.5 million) in 2016 to RMB 1,042.8 million (approximately $146.9 million) in 2021, representing a CAGR of 15.5%. The market expects an ongoing expansion to an anticipated market size of RMB 2,325.6 million (approximately $327.6 million) in 2026, reflecting a five-year CAGR of 17.2%.

A Thriving Future for Brachytherapy and TPS products related to Trend for Precision in Cancer Treatment.

Radiation energy is an effective method for killing target cells and is used to treat various cancers. However, the exposure of healthy tissue to radiation energy can result in accumulated damage to healthy tissue in a patient’s body and limit the patient’s future radiation therapy possibilities. Therefore, the clinician targets radiation delivery to the tumor as precisely as possible in the radiation therapy process to maximize the radiation dose delivered to cancerous tissue and minimize the exposure of healthy tissue. As technology evolves, radiotherapy technology has developed from two-dimensional conventional radiotherapy to three-dimensional conformal radiation therapy (3DCRT), intensity modulated radiation therapy (IMRT), and image-guided radiation therapy (IGRT), which demonstrates a growing need for precision and personalization treatment.

Brachytherapy, a minimally invasive radiotherapy treatment, involves placing a radioactive implant directly within or near the tumor. According to Frost & Sullivan, brachytherapy as an internal radiotherapy offers unique advantages over traditional external radiotherapy, as it reduces the radioactive exposure to healthy tissues while delivering an optimized dose to target tumor or area, relatively enhancing the effectiveness of treatment, life quality of patients, and survival rates. In the future, the adoption of brachytherapy is expected to grow due to its accuracy and minimal side effects, and is projected to play an increasingly vital role in cancer treatment.

In addition, to irradiate a tumor while minimizing the damage to critical organs, developing a preoperative treatment plan is essential. The National Health Commission of the People’s Republic of China (NHC) has issued the “Code of Practice for the Clinical Application of Radioactive Particle Implantation Therapy (2022 Edition)”, which obligates medical institutions to maintain a TPS when carrying out radioactive particle implantation, in order to promote the standardization of surgical procedures further. Based on the growing demand for precise cancer treatment and the mandatory requirement for TPS in radioactive particle implantation, we believe there will be a thriving future for the market.

Our Revenue

Beijing Feitian generates revenues through (i) the sales of FTTPS; and (ii) the sales of Medical Auxiliary Supplies. Our total revenue decreased by $51,186, or 7.53% from $679,777 for the fiscal year ended December 31, 2022, to $628,591 for the fiscal year ended December 31, 2023. Our total revenue decreased by $180,395, or 28.70%, from $628,591 for the fiscal year ended December 31, 2023, to $448,196 for the fiscal year ended December 31, 2024. During the fiscal years ended December 31, 2022, 2023 and 2024, sales of FTTPS generated $668,680, $609,348 and $369,550 in revenue for the respective periods, accounting for 98.37%, 96.94% and 82.45% of our revenue, respectively.

Our Products and Services

FTTPS

We, through Beijing Feitian, have developed and commercialized our lead product, FTTPS, an advanced and user-oriented TPS used for radiation treatment planning in brachytherapy. Brachytherapy treatment planning is the process in which a team of professionals plans the appropriate brachytherapy for cancer patients with malignant tumors. After importing quantitative images, FTTPS delineates patients’ malignant tumors and sensitive structures surrounding the tumor, which can assist in formulating a suitable treatment plan with dose constraints, optimizing the treatment efficacy, and providing support during the entire care continuum. In particular, our proprietary system can model the patient’s lesion site using medical images as a reference, imitate the position of radioactive seed implant needles, calculate the dose combined with specialized nuclear medicine algorithms, and enable flexibility to reform the treatment plan over the course of the treatment. FTTPS can be applied to treatment for various cancers resulting from malignant tumors, such as prostate cancer, lung cancer, pancreatic cancer, liver cancer, and breast cancer.

FTTPS is developed based on the Microsoft Windows operating system, which enables it to be simple, intuitive, and user-friendly. It is also a modifiable and expandable system, as its proprietary algorithms are open to more advanced features, such as 3D printing, and different deployment models adapted to fit patients’ personalized needs. The principle of FTTPS’s algorithms is consolidated and derived from the recommendations on the radionuclide designs, postimplant analysis, dosimetry of interstitial brachytherapy sources, radial dose functions, etc., published by different task groups of the American Association of Physicists in Medicine (AAPM) since 1995 and revised from time to time.

Beijing Feitian published the software copyright of FTTPS(V3.00.00) with the State Copyright Administration (SCA) for the first time on September 1, 2021 and registered this software copyright on November 22, 2021. Under the PRC Copyright Law, the term of protection for copyrighted software is 50 years, expiring on December 31 of the fiftieth year after the first publication of such software. Furthermore, Beijing Feitian has registered FTTPS as a Class III medical device with the National Medical Products Administration of the PRC. As of the date of this annual report, Beijing Feitian has a valid People’s Republic of China Medical Device Registration Certificate. This certificate was renewed on September 22, 2023, and is valid until August 11, 2029. Below are two pictures of FTTPS that depict the shape of malignant tumors, surrounding tissues, and the suggested position of seed implant needles.

The planning process of FTTPS typically includes delineating the target, predicting the dose, and optimizing the treatment plan. FTTPS has a variety of tools for sketching the outline of the tumor and surrounding organs using inputs from CT, MRI or B ultrasound image(s). Clinicians and physicists can localize the target volume and OARs, calculate the prescription doses, and designate the needle path (depth, direction, and angles), which is referred to as “preoperative planning”. FTTPS simulates and calculates the treatment effect in the preoperative planning, over the course of treatments and upon the completion of the radioactive particle implantation. Based on daily usage experience, the entire process, from image acquisition to the generation of an optimal treatment plan solution can be quickly completed and can be re-planned while the patient is still being treated.

The graph below illustrates the successive steps of a radioactive particle implantation.

Step 1
Patient's assessment - medical history
Imaging scans - MRI or CT
Step 2
Patient position set-up
Preoperative immobilization and CT simulation
Step 3
Clinicians prescribe dose to tumor and maxima to normal tissues
Clinicians delineate targets and normal tissues
Step 4
Radioactive particle chosen (i.e., 1-125)
Dose to target and normal tissues calculated
Necessary edits by clinicians
Treatment plan optimized
Clinicians review and approve final plan
Preoperative Treatment Planning - FTTPS creates treatment plan
Preoperative Treatment Planning - Clinicians and FTTPS finalize plan
Step 5
Insert needles in accordance with preoperative planning
The needle location unsatisfactory
Adjust needle location
Intraoperative optimization
The needle location satisfactory
Intraoperative Treatment Planning - FTTPS renews treatment plan
Implant radioactive particles in accordance with preoperative planning
Step 6
Postoperative dosimetric parameters evaluation
Step 7
Post-operative verification - FTTPS assess the treatment result

Our FTTPS plays an important role in the three phases for radioactive particle implantation: the preoperative planning stage, the real-time intraoperative stage, and the post-operative verification stage.

Preoperative stage.    First, a quantitative CT, MRI or other medical images of the patient’s target area is taken to identify the location, size, shape, and density of the malignant tumor and surrounding healthy tissues. Clinicians input such medical imaging information to FTTPS. FTTPS digitalizes the image(s) and shows patient’s tissues and bones on the screen. Clinicians can delineate the target area, organ endangerment, and set a preliminary dose distribution plan. To deliver more precise radiation therapy, FTTPS, based on the patient’s tumor it models, then generates a plan which optimizes the way particles are implanted into the malignant tumor, and recommends the dose distribution of each implant needle. Clinicians can edit the treatment plan based on their medical judgments until satisfied. FTTPS’s plan in radiation therapy is to maximize the radiation dose to the target tumor cells, and minimize the exposure to healthy tissues.

Real-time intraoperative stage.    FTTPS allows clinicians to make modifications to a patient’s treatment plan, as changes in the location, size, shape and density of tumors or needle location occur over the course of treatment. After new quantitative medical images are input into the system, it can optimize its previous treatment plan by recalculating the radiation dose distribution to maximize the dose to the malignant tumor and minimize exposure of healthy tissue alongside the treatment. The clinician also uses data regarding dose distribution to evaluate and, if necessary, adjust the real-time treatment to address changes in patient anatomy, as well as any previous errors accumulated in treatment delivery over the course of treatment. FTTPS’s functions of real-time verification, restoration of plan, and ability to optimize at one-click help to improve the efficiency of implantation and enhance the effectiveness of treatment.

Post-operative verification stage.    Clinicians input the post-operative medical images of target areas to FTTPS. FTTPS can automatically identify the location of particles implanted and the relevant dosimetry data. It can assess the immediate post-operative treatment result, and rate the treatment based on its built-in dose calculation formalism.

The revenue generated by sales of FTTPS for the fiscal years ended December 31, 2022, 2023 and 2024 was $668,680, $609,348 and $369,550, respectively, and accounted for 98.37%, 96.94% and 82.45% of our total revenue, respectively.

Medical Auxiliary Supplies

Beijing Feitian’s revenues are also generated through sales of Medical Auxiliary Supplies, such as printed 3D molds, seed implant needles, computer workstations, etc. The revenue generated by sales of Medical Auxiliary Supplies for the fiscal years ended December 31, 2022, 2023 and 2024 was $11,097, $19,243 and $78,646, respectively, and accounted for 1.63%, 3.06% and 17.55% of total revenue, respectively.

The chart below provides selected summary information about Beijing Feitian’s key Medical Auxiliary Supplies:

Picture	Name	Description
	Computer Workstation	This workstation is designed as a movable working desk equipped with adjustable wheels, designed to accommodate both computers and monitors. It serves point-of-care workspaces, hospitals, pharmacies and offices. This workstation is generally sold with FTTPS.

	Patient Positioning Device	Patient Positioning Device is a device to hold patients in place during surgery.

	Seed Implant Needles	Seed Implant Needles are used to implant radioactive seeds into tumor cells.

	Seed Implant Guns	Seed Implant Guns are used to upload radioactive seeds and inject seeds into tumor cells via seed implant needles.

	Seed Containers	Seed containers are used for storing radioactive materials.

Picture	Name	Description
	Printed 3D Mold	Printed 3D Mold is used as molds applied to patients in positioning tumors and assisting radioactive particle implantation

Recent Development of 3D Printing Technologies

In recent years, Beijing Feitian’s R&D has experienced growth driven by the rapidly evolving 3D printing technology. Specifically, Beijing Feitian developed a method for 3D template data output (the “3D Printing Method”). This method enables the digitization of cancer patients’ CT or MRI images for radiation treatment planning, and generates locally the data of the built-in 3D printing templates which is an embedded feature in the FTTPS. Beijing Feitian has been updating and commercializing its new generation FTTPS by incorporating built-in 3D printing templates and the 3D Printing Method. The built-in 3D printing templates, as a virtual function of the FTTPS, allows FTTPS to generate a more precise 3D model than previous iterations. In addition, this built-in 3D printing technology has strong synergies with the 3D Printing Method. With the 3D Printing Method, FTTPS can output the dosimetry data set and other related treatment planning information in a standard 3D file format to be printed directly with a 3D printer, creating physical 3D printed molds that can be used in positioning tumors and assisting brachytherapy. The 3D printed mold and how it is applied to patients are pictured below.

This upgrade of FTTPS can save the time of modeling and designing 3D printing templates from the very beginning and can reduce the conformation errors between templates and the patient’s body. This, in turn, can improve the accuracy of dose distribution calculations. According to Frost & Sullivan, the TPS is a critical component of the radiotherapy process, and any errors at the planning stage can impact the entire course of treatment. A calculation error or misinterpretation will affect not just one fraction but the whole of a patient’s course of treatment. Utilizing 3D printing templates also helps to minimize the potential for human errors in brachytherapy and improves the accuracy of dose distribution calculations.

Beijing Feitian generated revenue through sales of printed 3D molds as a kind of Medical Auxiliary Supplies to individual patients, which is recorded as sales of Medical Auxiliary Supplies. As of the date of this annual report, Beijing Feitian has not generated revenues through sales of FTTPS installed with 3D printing technology features to hospitals. In the future, Beijing Feitian may consider charging for upgrades to the 3D printing technology features of existing FTTPS, once a viable profit model has been evaluated.

Customers

Beijing Feitian’s customers are (i) hospitals; (ii) the third-party procurement service providers of hospitals, and (iii) individual cancer patients. Beijing Feitian sells FTTPS and Medical Auxiliary Supplies to hospitals and their procurement service providers, and sells printed 3D molds to individual cancer patients. Specifically, for those FTTPS and Medical Auxiliary Supplies, Beijing Feitian directly installed devices and provides services to hospitals according to agreements. Hospitals and their third-party procurement service providers are Beijing Feitian’s main customers. As of December 31, 2024, Beijing Feitian has served a total of 223 hospitals in 123 different cities across 27 provinces in the PRC.

Hospitals and their procurement service providers

Beijing Feitian acquires its hospital customers through (a) the public bidding process, and (b) by developing business relationships with third-party procurement service providers of hospitals. Third-party procurement service providers of hospitals refer to the designated purchaser of the hospital, which are commissioned by hospitals to purchase medical equipment. As of the date of this annual report, Beijing Feitian has a team of five sales personnel dedicated to identifying and pursuing bidding opportunities while also preparing related documents, and reaching out to selected procurement service providers to initiate and foster business relationships.

Beijing Feitian’s public bidding process includes the following:

Find tender information:    the sales personnel searches for hospital tenders. Beijing Feitian’s sales personnel will inform the management team when they receive tender information.

Evaluate tender:    the management team evaluates the tender before submitting bidding documents. The evaluation is based on whether Beijing Feitian can meet the maintenance requirements of the tendering hospital and what the outcome and revenue likely will be if Beijing Feitian wins the tender.

Submit bidding documents:    once deciding to participate in the bid, the sales personnel will prepare and submit bidding documents according to the bidding requirements. In general, such bidding documents include a quoted price, Beijing Feitian’s business licenses, requested ISO certificates, and a commitment letter.

Win the bid and enter into agreements:    the tendering hospitals or bidding agencies will notify Beijing Feitian about the bidding result. If Beijing Feitian wins the bid, it will enter into sales and services agreements with the tendering hospitals.

Beijing Feitian enters into agreements directly with its hospital customers after winning the bids, or with third-party hospital procurement service providers after mutual consent. Such agreements typically include payment details, scope of services, force majeure provisions, and choice of law/venue provisions. In particular, payment terms are typically structured to be disbursed in stages, primarily linked to milestones, such as equipment testing, acceptance, and specific operational conditions. Beijing Feitian will be obligated to ensure the timely delivery of products, adhering to the agreed-upon terms and conditions, which may vary depending on the specific agreement. In addition, Beijing Feitian assumes responsibility for transporting, installing, and commissioning the equipment, as well as providing training and free maintenance during the warranty period. Warranty periods typically range from one to three years. See “Item 4. Information on the Company – B. Business Overview — Customer Services and After Sales Services” for more details.

Beijing Feitian’s hospital customers include many Class III Grade A public hospitals in China, which generally refer to top-level, large public hospitals in the country, such as Peking University Third Hospital, Beijing PLA 301 Hospital, Peking Union Medical College Hospital, Beijing Friendship Hospital and Guangdong Province Second Hospital of Traditional Chinese Medicine.

The distribution of Beijing Feitian’s hospital customers as of December 31, 2024 is shown in the following table:

For the fiscal year ended December 31, 2022, Beijing Feitian’s top three customers, Affiliated Cancer Hospital of Harbin Medical University, The Second Hospital of Shanxi Medical University, and Jiangxi Sihua Biotechnology Co., accounted for 29%, 24% and 10%, respectively, of revenues. For the fiscal year ended December 31, 2023, Beijing Feitian’s top three customers, Beijing Hospital of Traditional Chinese Medicine, Affiliated Hospital of Jiangsu University and Shenzhen Risun Supply Chain Management Co., Ltd, accounted for 13%, 11% and 11%, respectively, of revenues. For the fiscal year ended December 31, 2024, Beijing Feitian’s top two customers, Guoyao Lianzhong Zhiyuan (Beijing) Medical Equipment Co., Ltd and Wuxi Huishan New Community Development Co., Ltd, accounted for 15% and 13%, respectively, of our total revenues. Over the fiscal years ended December 31, 2022, 2023 and 2024, none of the customers other than the aforementioned large customers contributed more than 10% of the revenue. All of Beijing Feitian’s products and services are distributed through direct sales or procurement service providers. In 2022, 2023 and 2024, all of Beijing Feitian’s customers were in China. Throughout 2025, we intend to explore additional market opportunities in overseas markets, especially in Southeast Asia.

Individual Customers

Since hospitals in China provide only those treatments and services specified in catalogues established by local medical authorities (the “Hospital Catalogues”), they may not be able to directly offer or endorse products that are not included in the Hospital Catalogues. Beijing Feitian currently sells printed 3D molds directly to individual customers who are cancer patients, as these molds are not yet listed in the Hospital Catalogues. Those patients purchase printed 3D molds from Beijing Feitian based on their needs and the recommendations of their oncologists. Beijing Feitian has sold printed 3D molds to a total of 24 individual customers over the fiscal years ended December 31, 2022, 2023 and 2024. For the fiscal years ended December 31, 2022, 2023 and 2024, Beijing Feitian’s sales to individual patients comprised 0.16%,0.24% and 0.88% of its total revenues, respectively.

Starting in 2022, Beijing Feitian made adjustments to its sales operations for printed 3D molds. Rather than selling directly to individuals, the Company has been utilizing third-party procurement service providers of hospitals to facilitate sales to individual customers. By working with these third-party providers, Beijing Feitian is able to offer its products to potentially more individual customers while complying with the existing regulatory framework. In the future, Beijing Feitian may consider selling printed 3D molds directly to hospitals in China, once local medical authorities include printed 3D molds in the Hospital Catalogues.

Research and Development

Currently, Beijing Feitian collaborates with Beijing Sovio Medical Technology Co. Ltd. (“Beijing Sovio”), TEAMSMART INTERNATIONAL LTD (“Teamsmart”) and Zhengyu Liu to develop software on an ongoing basis.

On July 10, 2015, Beijing Feitian entered into a technology development contract with Teamsmart. The contract was for a term of 2 years, during which Teamsmart agreed to develop radioactive particle implant TPS according to Beijing Feitian’s requirements. Pursuant to the agreement, Beijing Feitian was granted the right to use the software developed by Teamsmart, and had the exclusive right to purchase the copyright and ownership of the software for a consideration of RMB1.5 million (approximately $214,285) during the term of the contract.

On October 8, 2020, Beijing Feitian entered into a cooperation agreement with Teamsmart and Zhengyu Liu (the “2020 Cooperation Agreement”). 2020 Cooperation Agreement recognized Beijing Feitian’s copyright of the software named “Radiation Implant Treatment 3D-Planning System V1.3.118” (“FTTPS V1.3.118”) and any other rights derived therefrom. Teamsmart confirmed in the contract that FTTPS V1.3.118 would not infringe on the rights and interests of any third party and had an obligation to take measures to protect the intellectual property rights of FTTPS V1.3.118. If any third party infringes on FTTPS V1.3.118’s intellectual property rights, Teamsmart agreed to provide all necessary assistance as requested by Beijing Feitian. If Teamsmart materially breach the agreement, Beijing Feitian has the right to terminate the agreement and demand that Teamsmart and/or Liu Zhengyu compensate for any losses incurred thereafter. Additionally, all parties agreed to mutual confidentiality provisions which prohibit any party from disclosing the software’s proprietary information during the term of the agreement. The confidentiality obligations remain valid at all times. Teamsmart also consented to the non-competition clauses outlined in the agreement.

On the October 8, 2020, Beijing Feitian and Teamsmart also entered into a software transfer agreement (the “2020 Transfer Agreement”), pursuant to which Beijing Feitian acquired the intellectual property rights of FTTPS V1.3.118 and any other rights derived therefrom developed by Teamsmart for a consideration of RMB2.5 million (approximately $357,143).

The 2020 Cooperation Agreement and 2020 Transfer Agreement was later terminated upon negotiation on October 25, 2022. As of the date of this annual report, no payment was made pursuant to 2020 Cooperation Agreement and 2020 Transfer Agreement.

On October 25, 2022, Beijing Feitian entered into a technical service agreement (the “2022 Agreement”) with Beijing Sovio, Teamsmart and Zhengyu Liu (“2022 Agreement Counter-parties”) for a perpetual term, which supersedes the 2020 Cooperation Agreement and 2020 Transfer Agreement. Based on the 2022 Agreement, 2022 Agreement Counter-parties are responsible for providing software upgrades, continuous improvements, and maintenance of FTTPS. As provided in the 2022 Agreement, Beijing Feitian has the ultimate right to use the software before and after any updates by 2022 Agreement Counter-parties, and also maintains the right to register the copyrights of the updated software to the National Copyright Administration of The People’s Republic of China, and 2022 Agreement Counter-parties shall provide necessary assistance for such copyright registration. As per the 2022 Agreement, Beijing Feitian has the exclusive right to purchase the copyrights of the updated software and any other rights derived therefrom for RMB2.5 million (approximately $357,143). Additionally, Beijing Feitian can grant third-party usage rights to the software for a fee paid to 2022 Agreement Counter-parties of RMB25,000 (approximately $3,571) per license until June 30, 2023, and RMB30,000 (approximately $4,286) per license thereafter.

Apart from the agreements enclosed above, neither we nor Beijing Feitian have any other outsourcing R&D agreements. Our R&D expenses totaled $73,717, $84,474 and $93,324 for the fiscal years ended December 31, 2022, 2023 and 2024, respectively. R&D expenses mainly consist of outsourcing research expense, salary, employee benefits, and other related expense for product development. We will continue to evaluate opportunities to further upgrade our existing products and develop new products, components, and features. We expect that our R&D expenses will increase significantly in the near future, as we continue to develop new products and new features, and enhance our existing products and technologies through the operation of Beijing Feitian.

Manufacturing and Supply

Service Fulfillment

For the sale of FTTPS and related medical supplies, the service process commences with our technical personnel providing on-site installation, testing, and adjustment of our core software, ensuring seamless integration with other hardware peripherals. To preempt any potential disruptions and system breakdowns, Beijing Feitian provides a burned CD as a backup option to customers whose computers are equipped with CD-ROMs at no extra charge. FTTPS is designed to operate in an offline mode and run on streamlined computer operating systems. During the fiscal year ended December 31, 2022, 2023 and 2024, approximately 92% of customers have CD-ROM-equipped computers, and all of them selected this backup solution.

Supply Chain

Aligned with the business model, Beijing Feitian purchases CDs from third-party suppliers, and subsequently burns FTTPS on CDs in accordance with customers’ requests. In addition, it purchases other medical supplies from third-party suppliers, such as computer workstations, seed implanting needles, and seed implanting guns. Beijing Feitian packs CDs and other hardware equipment as required by customer contracts before shipping them to the customers’ sites through third-party couriers. Another type of outsourced product is the customized 3D template. Beijing Feitian sends requirements to suppliers based on patient’s information, and suppliers will directly ship the 3D product to the patient who ordered it from Beijing Feitian.

As of the date of this annual report, Beijing Feitian does not own or operate, and currently has no plan to establish, any manufacturing facilities for Medical Auxiliary Supplies or other treatment-related products that it sells to its customers. Beijing Feitian is working with its current manufacturers from whom Beijing Feitian acquires medical supplies, to ensure that they will be able to scale up their manufacturing capabilities to support the growing needs of Beijing Feitian. As of the date of this annual report, Beijing Feitian has not experienced any shortage of supplies by their manufacturers. Beijing Feitian is also in the process of locating and qualifying additional manufacturers to build redundancies into its supply chain, including computer suppliers with stable performance histories and competitive prices, and suppliers of high-quality medical consumables. We believe that this strategy allows Beijing Feitian to maintain a more efficient infrastructure by eliminating the need to invest in its own manufacturing facilities, equipment, and personnel, while enabling it to focus its resources on the design and development of FTTPS.

Beijing Feitian’s above-mentioned products for sales are primarily outsourced from suppliers in China. For the fiscal year ended December 31, 2022, Beijing Feitian had three principal suppliers who individually contributed to more than 10% of Beijing Feitian’s total purchases; namely, Tianjin Yan Zhihua Technology Development Co., Klarity Medical & Equipment (GZ) Co., Ltd., and Shanghai Hekang Medical Equipment Co., representing 25%, 16% and 13%, respectively, of Beijing Feitian’s total purchases. For the fiscal year ended December 31, 2023, Beijing Feitian had five principal suppliers who individually contributed to more than 10% of Beijing Feitian’s total purchases; namely, Tianjin Yan Zhihua Technology Development Co., Nanjing Dianfeng Medical equipment Co., LTD, Beijing Zhengfang Kangte Information Technology Co., Beijing Hicheer Sci-Tec Co., Ltd and SSGI Asia, Inc., representing 32%, 20%, 11%, 11% and 11%, respectively, of Beijing Feitian’s total purchases. For the fiscal year ended December 31, 2024, Beijing Feitian had three principal suppliers who individually contributed to more than 10% of Beijing Feitian’s total purchases; namely, SSGI Asia, Inc., Shanghai Datu Medical Technology Co., Ltd, and Shanghai Hekang Medical Appliances Co., Ltd., representing 24%, 18% and 17%, respectively, of Beijing Feitian’s total purchases. Except for the above-mentioned major customers, no other customer contributed more than 10% of the revenue for the fiscal years ended December 31, 2022, 2023 and 2024. There are no minimum purchase requirements with any of the suppliers, including the significant ones. Although Beijing Feitian can utilize any supplier it selects, it believes that it has established healthy and stable relationships with these significant suppliers through years of cooperation.

Quality Control and Regulatory Approvals

Beijing Feitian’s Medical Auxiliary Supplies and software are mostly applied to the human body and are closely related to the life and health of the patients. Beijing Feitian has its own independent quality control system which we believe is strict and in accordance with the requirements of the PRC laws and regulations and in line with international standards. Beijing Feitian devotes significant attention to quality control for the designing, manufacturing, and testing of its products.

Beijing Feitian has implemented a comprehensive quality control system that covers all of its products, whether outsourced or self-packaged. Beijing Feitian’s quality control systems are based on the Quality Management Code for Medical Device Production and the internationally recognized quality standard for medical devices, ISO 9001: 2015. The overall process of the quality control system includes (1) development of inspection procedures, (2) procurement control and incoming inspection, (3) process control and process inspection, (4) product inspection before delivery, and (5) other quality control steps tailored for specific products.

To ensure quality assurance, Beijing Feitian has implemented an internal control system where a limited number of employees are assigned cross-functional responsibilities. This approach allows for effective and efficient quality control measures despite having a relatively small workforce. In particular, the staff for technical control is responsible for preparing the protocols for incoming goods, process and final inspection, specifying the verification methods, testing methods, judgment bases and inspection tools and equipment to be used, etc. The staff for quality control is responsible for inspecting the quality of incoming materials, packaging and assembling processes and final products. Also, a dedicated staff is responsible for quality control and signs the release instructions for products to be sent to customers.

Beijing Feitian emphasizes quality control in all aspects of its operations to ensure its products meet stringent internal standards, international and industry standards, as well as detailed requirements of various laws and regulations relating to medical devices, including but not limited to the registration and filings for medical devices, the production and operation license, the production and quality management. Although Beijing Feitian endeavors to stay in compliance with such laws and regulations, we cannot assure you that Beijing Feitian complies with relevant laws and regulations at all times. Any such failure may have a material and adverse effect on our business, financial condition and results of operations.

As of the date of the annual report, we are not aware of any investigations, prosecutions, disputes, claims or other proceedings in respect of quality issues, nor has Beijing Feitian been penalized additionally or can foresee any penalty to be made by any related PRC government authorities.

Customer Services and After Sales Services

Providing quality customer service is a top priority for us. Beijing Feitian generally sells FTTPS with the necessary hardware equipment according to the specific needs of each hospital. Beijing Feitian’s sales of FTTPS and Medical Auxiliary Supplies includes on-site technical support as specified in the sales contract, and Beijing Feitian typically offers a 1-5 years free warranty service to customers that covers transportation, installation, insurance, and other related costs for system maintenance and parts replacement. Beijing Feitian guarantees a remote maintenance response time of within two hours and commits to performing maintenance and parts replacement services within two days, if required on-site, as specified in the sales contract. Lifetime maintenance services are offered to customers who adhere to reasonable use and maintenance conditions for the equipment, and Beijing Feitian only charges for replacement parts without any additional service fees.

Competition

The TPS market is characterized by rapid product development, technological advances, intense competition and a strong emphasis on proprietary products. Across all product lines and product tiers, Beijing Feitian faces direct competition both domestically in China and internationally. Factors such as price, value, customer support, brand recognition, reputation, and product functionality, reliability, and compatibility are key considerations in the competition.

According to data from the National Medical Products Administration of the PRC, as of the date of this annual report, there are 13 TPS products for brachytherapy approved for marketing in China, including seven for radioactive particle implantation. They are all NMPA-approved Class III medical devices software products for medical use. In addition to domestic competition, Beijing Feitian also competes with imported treatment planning system products for radioactive particle implantation and breach-loading therapy.

Intellectual Property

Our business is dependent on a combination of protections provided by copyrights, domain names and confidentiality clauses in labor agreements with our employees and others to protect proprietary rights. As of the date of this annual report, Beijing Feitian has registered seven software copyrights and one domain name in the PRC.

Domain Name

Beijing Feitian owns the domain name of “ftzy.com.cn”, with a registration date of August 28, 2002, which has an expiration date of August 28, 2027 upon our certificate renewal in August 2024.

Copyrights

Set forth below are descriptions of Beijing Feitian’s registered copyrights:

No.	Copyright No.	Copyright Name	Place of Registration	Registered Owner	Date of First Publication
1	2018SR004675	Radiation Implant Treatment 3D-Planning System V1.3.118 (放射植入治疗三维计划系统 V1.3.118)	PRC	Beijing Feitian	10-08-2016
2	2018SR758272	Alignment Image Sequence Test System V6.0 (配准图像序列测试系统 V6.0)	PRC	Beijing Feitian	10-08-2016
3	2018SR763206	Input Patient Data Test System V6.0 (输入病人数据测试系统 V6.0)	PRC	Beijing Feitian	10-15-2016
4	2018SR763109	Define and View Area of Interest Test System V6.0 (定义和查看兴趣区测试系统 V6.0)	PRC	Beijing Feitian	10-22-2016
5	2018SR762624	Design Plan Test System V6.0 (设计计划测试系统 V6.0)	PRC	Beijing Feitian	10-28-2016
6	2018SR762631	Manage Case Database Test System V6.0 (管理病例数据库测试系统 V6.0)	PRC	Beijing Feitian	10-29-2016
7	2021SR1830440	Radioactive Particle Implantation Treatment Planning Software V3.00.00 (粒籽植入放射治疗计划软件 V3.00.00)	PRC	Beijing Feitian	09-01-2021

Licenses and Certificates

The following table provides details on the licenses and certificates material to our business currently conducted in China.

Company	License/Certificate	Issuing Authority/Entity	Validity
Beijing Feitian	Class I Medical Device Production Record Certificate (File No. 20180004)	Beijing Chaoyang District Market Supervision Administration	long-term*
Beijing Feitian	Class I Medical Device Record Certificate (File No. 20230003)	Beijing Chaoyang District Market Supervision Administration	long-term*
Beijing Feitian	Class I Medical Device Record Certificate (File No. 20230004)	Beijing Chaoyang District Market Supervision Administration	long-term*
Beijing Feitian	Class I Medical Device Record Certificate (File No. 20230005)	Beijing Chaoyang District Market Supervision Administration	long-term*
Beijing Feitian	Class II Medical Device Selling Record Operation Filing Certificate	Beijing Chaoyang District Market Supervision Administration	long-term*
Beijing Feitian	Class III Medical Device Production License	Beijing Municipal Drug Administration	12-26-2029(3)
Beijing Feitian	Class III Medical Device Operation License	Beijing Chaoyang District Market Supervision Administration	02-28-2029(1)
Beijing Feitian	People’s Republic of China Medical Device Registration Certificate	PRC State Drug Administration	08-11-2029(2)
Beijing Feitian	After-sales Service Perfecion Certification	Jinchen Standard (Tianjin) Certification Group Co., LTD	01-24-2027
Beijing Feitian	High-tech Enterprise Certificate	Beijing Municipal Science & Technology Commission, Beijing Municipal Finance Bureau and Beijing State Administration of Taxation	12-31-2027
Beijing Feitian	Medical Device Management System Certification ISO13485:2016	ORLIS CERTIFICATION CO., LTD.	01-02-2028

*	the “long-term” licenses and certificate will remain effective indefinitely and will not need to be renewed until Beijing Feitian has been determined by such authorities to have failed to meet certain requirements to obtain such licenses and certificate.
(1)	the previous Class III Medical Device Operation License expired on February 29, 2024. Beijing Feitian has renewed the license, which is valid from March 1, 2024 to February 28, 2029.
(2)	the previous People’s Republic of China Medical Device Registration Certificate expired on August 11, 2024. Beijing Feitian has renewed this certificate, which is valid from August 12, 2024 to August 11, 2029.
(3)	the previous Class III Medical Device Production License expired on December 26, 2024. Beijing Feitian has renewed the license, which is valid from December 27, 2024 to December 26, 2029.

The following table provides details on the awards and certifications that recognize our business operations and credit records.

Company	Awards	Issuing Authority/Entity	Validity
Beijing Feitian	AAA level integrity management model unit	Xinrong (Jiangsu) Credit Evaluation Co., Ltd	01-26-2027
Beijing Feitian	AAA class credit enterprise	Xinrong (Jiangsu) Credit Evaluation Co., Ltd	01-26-2027
Beijing Feitian	AAA class contract and trustworthy enterprise	Xinrong (Jiangsu) Credit Evaluation Co., Ltd	01-26-2027
Beijing Feitian	AAA quality service integrity unit	Xinrong (Jiangsu) Credit Evaluation Co., Ltd	01-26-2027
Beijing Feitian	AAA credit suppliers	Xinrong (Jiangsu) Credit Evaluation Co., Ltd	01-26-2027

Employees

As of December 31, 2022, 2023 and 2024, Beijing Feitian had 8, 11 and 10 full-time employees, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2024:

Function	Number of Employees	% of Total
Management	1	10%
Administration	1	10%
Sales	6	60%
Technical Support	2	20%
Total	10	100%

As required by PRC laws and regulations, as of December 31, 2022, 2023 and 2024, Beijing Feitian participated in various employee benefit plans that are organized by municipal and provincial governments, including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated benefit contribution plan. As of the date of this annual report, Beijing Feitian is required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Commencing July 2024 and as of the date of this annual report, Beijing Feitian has made sufficient contributions to employee benefit plans, as required. See “Item 3. Key Information – Risk Factors — Risks Relating to Conducting Business in the PRC — Increases in labor costs in the PRC may adversely affect our business and profitability and failure to comply with PRC labor laws may subject us to penalties” for details.

Beijing Feitian generally enters into a fixed-term employment contract of 1 year, or an indefinite employment contract with its employees. We believe that Beijing Feitian maintains a good working relationship with its employees, and it has not experienced any material labor disputes as of the date of this annual report.

Properties

Beijing Feitian occupies an office space located at Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China, under a short-term occupancy agreement with Beijing Chaoyang Laiguangying Agricultural and Industrial Corporation. This property consists of an aggregate building area of approximately 212.4 square meters and serves as our headquarters and office space, with quarterly rent of RMB77,526 (approximately $10,774). Under this agreement, Beijing Chaoyang Laiguangying Agricultural and Industrial Corporation has the right to terminate the agreement at any time with notice to Beijing Feitian, which exposes us to potential operational risks. See “Item 3. Key Information – D. Risk Factors - Beijing Feitian faces the risk of potential operational disruption due to the lack of a fixed term in its current occupancy agreement for its headquarters.”

Insurance

As of the date of this annual report, we maintain directors and officers’ liability insurance for our directors and officers. Besides the government-mandated social insurance and housing provident fund schemes, Beijing Feitian does not maintain any insurance covering its properties, equipment, inventory or employees, and it does not carry any business interruption or product liability insurance or any third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents in relation to its operations. We believe that Beijing Feitian’s insurance coverage is adequate and is in line with industry practice.

Legal Proceedings

We and our subsidiaries may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. As of the date of this annual report, neither we nor any of our subsidiaries are involved in any ongoing litigation or other material legal or administrative proceedings.

Regulations

We are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations.

Regulation on Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (2022 Edition), or the Catalog, as promulgated by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), and the NDRC on October 26, 2022 and will become effective from January 1, 2023, and the Special Administrative Measures for Access of Foreign Investment (2024 Edition), or the Negative List (2024), as promulgated on September 6, 2024. According to the Negative List (2024), our businesses operated by us in PRC do not fall into the restricted or prohibited categories.

In addition, a foreign-invested enterprise in the PRC is required to comply with other regulations on its incorporation, operation and changes. On March 15, 2019, the National People’s Congress (“NPC”) adopted the Foreign Investment Law (the “FIL”), which became effective on January 1, 2020. Pursuant to the FIL, PRC will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the Negative List (2024) to be released or approved by the State Council.

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarify that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize a foreign investment environment, and advances a higher-level opening. On December 30, 2019, the MOFCOM and SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in PRC, directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Regulation on Medical Devices

The manufacturing, using and operation of medical devices in China are subject to extensive regulations.

The Regulation on the Supervision and Administration of Medical Devices (the “Medical Devices Regulation”), as amended by the State Council in December 2024 and became effective from January 20, 2025, regulates entities that engage in the research and development, production, operation, use, supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, and the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices take into consideration the medical devices’ objectives, structural features, methods of use and other factors. Class I medical devices shall be subject to product filing management, and Class II and Class III medical devices shall be subject to product registration management. The classification of specific medical devices is stipulated in the Medical Device Classification Catalog, which was issued by the China Food and Drug Administration on August 31, 2017 and became executive on August 1, 2018, which was later amended in December 2020, March 2022 and August 2023. The Administrative Measures for the Registration and Record-filing of In Vitro Diagnostic Reagents promulgated by State Administration for Market Regulation in August 2021 and became effective from October 1, 2021 further provides the registration, record-filing, supervision and management of in vitro diagnostic reagents.

Registration and Filing of Medical Devices

Pursuant to the Administrative Measures for the Registration and Record-filing of Medical Devices, promulgated by State Administration for Market Regulation (the “SAMR”) in August 2021 and became effective on October 1, 2021, among domestic manufactured medical devices, (i) applicants for the record-filing of Class-I domestic medical devices shall submit record-filing materials to the departments in charge of medical products administration at the level of cities divided into districts; (ii) Class-II domestic medical devices shall be reviewed by medical products administrations of all provinces, autonomous regions and municipalities directly under the Central Government, which shall issue a medical device registration certificate upon approval after review; (iii) Class-III domestic medical devices shall be reviewed by the National Medical Products Administration (the “NMPA”) which shall issue a medical device registration certificate upon approval after review. The registration and record-filing of medical devices shall follow the relevant requirements of the classification rules and contents of medical devices. Except for the circumstances stipulated in the Administrative Measures for the Registration and Record-filing of Medical Devices, the registration or record-filing of medical device products shall be subject to clinical evaluation. Besides, the product registration certificate is valid for five years, and the holder of such certificate shall apply for renewal within six months prior to its expiration.

Production Permit and GMP for Medical Devices

Pursuant to the Medical Devices Regulation and the Measures for the Supervision and Administration of the Production of Medical Devices, promulgated by the SAMR in March 2022 and effective from May 1, 2022, an entity engaging in the production of medical devices of Class I shall complete record-filing with the NMPA at city level where such entity is located; and an entity engaging in the production of medical devices of Class II or III shall obtain a production permit of medical devices from the NMPA at provincial level. The production permit of medical devices is valid for five years and the holder of such permit shall apply for extension within 90 to 30 working days prior to its expiration.

According to the Good Manufacturing Practice of Medical Devices promulgated by China Food and Drug Administration and effective from March 1, 2015, an entity engaging in the design, developing, production, sales after-sales of medical devices shall establish and effectively maintain a quality control standard.

Operation Permit and GSP for Medical Devices

Pursuant to the Medical Devices Regulation and the Measures for the Supervision and Administration of the Operation of Medical Devices, promulgated by the SAMR in March 2022 and effective from May 1, 2022, an entity engaging in the operation of medical devices of Class I is not required to obtain approval or filing for record with the NMPA or its local counterparts; an entity engaging in the operation of medical devices of Class II shall file for record with the NMPA at city level where such entity is located; an entity engaging in the operation of medical devices of Class III shall apply for an operation permit from the NMPA at city level. The operation permit of medical devices is valid for five years and the holder of such permit shall apply for extension within 90 to 30 working days prior to its expiration. According to Medical Devices Regulation, the operating enterprises and users of medical devices shall not operate or use the medical devices that are not registered or filed according to law, have no qualification certificates, or have expired or been eliminated.

Pursuant to the Good Sales Practice of Medical Devices promulgated by China Food and Drug Administration, which was effective from December 12, 2014 and was amended on December 4, 2023 and effective on July 1, 2024, medical devices businesses shall take quality control measures in the process of procurement, acceptance, storage, sales, transportation, and after-sale services to ensure product quality.

Export of Medical Devices or Medical Supplies

Pursuant to the Medical Devices Regulation, an enterprise that exports medical instruments shall ensure that its exported medical instruments meet the requirements of the importing country (region).

Tendering Processes for Medical Devices

The Chinese government has implemented measures to encourage pooled procurement of expensive medical consumables through tendering processes. In June 2007, MOH issued the Notice on Further Strengthening the Administration of Centralized Procurement of Medical Devices, which requires that all non-profit medical institutions established by local governments, associations or state-owned enterprises participate in the centralized procurement. Public tendering will be the principal method for centralized procurement.

Regulation on Product Quality and Consumer Protection

Product Quality

Pursuant to the Product Quality Law of the PRC which was promulgated by the SCNPC on February 22, 1993 and became effective as of September 1, 1993, and latest amended and came into force on December 29, 2018, a manufacturer is liable for the quality of products that it produces. The quality of a product shall be inspected and proved to be conformed to the standards. Industrial products which may be hazardous to health or safety of human life and property shall be in compliance with national and industrial standards safeguarding the health and safety of human life and property; in the absence of such national or industrial standards, such products shall meet the requirements for procuring the protection of health and safety of human life and property. Besides, consumers or other victims who suffer personal injury or property losses due to product defects may demand compensation from the manufacturer as well as the seller. Where the responsibility for product defects lies with the manufacturer, the seller shall, after settling compensation, have the right to recover such compensation from the manufacturer, and vice versa.

Pursuant to the Civil Code promulgated by the National People’s Congress in May 2020 and effective from January 1, 2021, where a defect of a product causes damage to another person, the manufacturer shall bear tort liability. Where a defect of a product causes damage to another person, the infringed person may claim compensation against the manufacturer or the seller of the product. Where a defect is caused by the manufacturer, the seller who has paid compensation has the right to indemnification against the manufacturer. Where a defect is caused by the fault of the seller, the manufacturer who has paid compensation has the right to indemnification against the seller.

Consumer Protection

Pursuant to the Consumer Protection Law of the PRC which was promulgated by the SCNPC on October 31, 1993, and latest amended and came into force on March 15, 2014, the rights and interests of the consumers who buy or use commodities or receive services for the purposes of daily consumption are protected, and all manufacturers and sellers involved shall ensure that the products and services provided will not cause damage to the customers. Violations of the Consumer Protection Law of the PRC may result in the imposition of fines. In addition, the manufacturers and sellers may be ordered to suspend operations and its business license may be revoked, while criminal liability may be imposed in serious cases.

Regulation on Commercial Bribery

The SCNPC adopted the Anti-Unfair Competition Law, which became effective on December 1, 1993 and was amended on November 4, 2017, with the most recent amendment coming into force on April 23, 2019. The Anti-Unfair Competition Law states that offering money or any other bribes during the course of selling or purchasing products is a crime for business operators. Pursuant to the Provisions on the Establishment of Adverse Records of Commercial Briberies in the Medicine Purchase and Sales Industry, which became effective on March 1, 2014, provincial health and family planning administrative departments are responsible for establishing the implementing measures for the establishment of Adverse Records of Commercial Briberies. Medical device companies involved in criminal investigations or administrative proceedings related to bribery are listed in the Adverse Records of Commercial Briberies by their respective provincial health and family planning administrative departments. When a company is first included in the Adverse Records of Commercial Briberies, its products may not be purchased by public medical institutions or medical and health institutions that receive government funds specifically allocated for those purposes in its province for two years after the publication of the aforesaid adverse records. Such government-funded institutions in other provinces shall deduct the points of the aforesaid company’s products during bidding and procurement scoring within the two years. If a company is listed in the Adverse Records of Commercial Briberies twice in five years, all public medical institutions or medical and health institutions that receive government funds for those purposes in the entire country shall not purchase its products for two years.

Regulation on Foreign Exchange Control

In 1996, China published The Foreign Currency Administration Regulations, and late on amended on January 14, 1997 and August 5, 2008. This Regulation has been the major one governing the foreign exchange activities in China. Under this Regulation, the Renminbi is convertible for foreign currency account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, is subject to the registration of the Sate Administration of Foreign Exchange (“SAFE”) or its local counterparts.

In recent years, China has become more open to foreign currency exchange. Individual persons are allowed to buy $50,000 each year, but for companies there are still control policies. Under the Regulation and relevant rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of currency account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law.

According to the Overseas Investment Regulation which was issued in 2014, capital investments directed outside of China by domestic or foreign-invested enterprises are also subject to restrictions, which include registration filing with Ministry of Commerce, even though the Notice on Further Improving and Adjusting the Foreign Exchange Management Policy for Capital Account (“No. 2 Notice”) passed in February of 2014 by SAFE has made domestic enterprises much easier releasing foreign currency overseas to foreign companies including connected companies.

The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. Even though we may remit the income from China to anywhere we want, the fluctuation of exchange rate may be a disadvantage to us if Renminbi depreciated.

On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation (the “SAFE Circular 28”), amended on December 4, 2023, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

In October of 2005, SAFE promulgated a Notification known as “Notification 75”, in which SAFE requires PRC residents to register their direct establishment or indirect control of an offshore entity (referred to in Notification as “special purpose vehicle.”), where such offshore entity is established for the purpose of overseas financing, provided that PRC residents contribute their legally owned assets or equity into such entity. In July of 2014, this Notification was replaced by Notification 37, “Notification on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Returning Investment through Special Purpose Vehicles”, which expanded SAFE oversight scope to include overseas investment registration as well. Meanwhile, Notification 37 also covers more areas such as PRC residents paying capital contribution with overseas assets or equity. Furthermore, Notification 37 requires amendment to the registration where any significant changes with respect to the special purpose vehicle capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off). On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Notice 13, which became effective on June 1, 2015 and was amended on December 30, 2019. Under Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under Notification 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Regulation on Dividend Distributions

Our PRC subsidiary, Jinruixi, is a wholly foreign-owned enterprise, or WFOE, under the PRC law. The principal regulations governing the distribution of dividends paid by Jinruixi include Corporate Law (1993) as lastly amended in 2023; the Foreign Investment Law and its Implementing Regulations; and the Enterprise Income Tax Law (2007) as lastly amended in 2018 and its Implementation Regulations (2007) as lastly amended in 2024.

Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

On March 16, 2007, the NPC enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law was lately amended on December 29, 2018 and the Implementation Regulations on the Enterprise Income Tax Law was lately amended on December 6, 2024. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% (5% for Hong Kong residents) withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or so called the M&A Rules and amended it on June 22, 2009. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. After the FIL and its implementation regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the FIL and its implementation regulations.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023.

The Overseas Listing Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

The Overseas Listing Trial Measures provide that upon the occurrence of any of the material events specified below after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within three (3) working days after the occurrence and public disclosure in the event of any: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The Overseas Listing Trial Measures also provide that where an issuer’s main business undergoes material changes after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall submit to the CSRC an ad hoc report and a relevant legal opinion issued by a domestic law firm within three (3) working days after occurrence of the changes. Additionally, the Overseas Listing Trial Measures provide that subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three (3) working days after the offering is completed.

On February 24, 2023, the CSRC promulgated the Confidentiality and Archives Administration Provisions, which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. The above-mentioned documents and materials that, if leaked, will be detrimental to national security or public interest, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations.

Furthermore, the Confidentiality and Archives Administration Provisions stipulates that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable regulations. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Operating Entity.

China has been open to foreign direct and indirect investments. An offshore company may invest in a PRC company. Such investment is subject to the FIL. Under the FIL, foreign investments no longer need to be approved by Chinese government, but only need to register the investment with Chinese regulatory agency.

However, Chinese government still has foreign exchange control policy. The money transfer in or out of China is still under tight control. So, shareholder loans made by offshore parent holding companies to their PRC operating entity are regarded as foreign debts in China for regulatory purposes, which debts are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, Administration Rules on the Settlement, Sale and Payment of Foreign Exchange, Administration of Foreign Debts Tentative Procedures, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt and the Provisional Measures on Administration of Foreign Debt.

Pursuant to the Provisional Measures on Administration of Foreign Debt (the “Foreign Debt Measures”) issued by the State Development Planning Commission (revised), Ministry of Finance and SAFE in July 2022 and became effective on September 1, 2022, any loans provided by us to our PRC subsidiary in foreign currencies shall be classified as foreign debt under the Foreign Debt Measures. According to the Foreign Debt Measures, the sum of cumulative accrued amounts of medium-term to long-term foreign loans and balance amounts of short-term foreign loans taken by a foreign investment enterprise shall be limited to the difference between the total project investment amount approved by the government and the amount of registered capital. Foreign investment enterprises may take foreign loans freely within the scope of difference.

On January 12, 2017, the People’s Bank of China (the “PBOC”) issued the Notice of People’s Bank of China on Matters Concerning Macro-prudential Management on All-round Cross-border Financing (the “No. 9 Notice”), which improved the policy framework of the cross-border financing. The No. 9 Notice clarifies the new calculation methods of the upper limit of the risk-weighted balance for all types of cross-border financing, in particular, the upper limit for risk-weighted balance for cross-border financing equals to the capital or the net assets multiplied by the leverage rate of cross-border financing and the macro-prudential adjustment parameters. In the case of our PRC subsidiary, the capital or the net assets is calculated at the net assets of each subsidiary, the leverage rate for cross-border financing for an enterprise is 2, and the macro-prudential adjustment parameter is 1 (the “All-Round Mode”). On March 11, 2020, the PBOC and SAFE promulgated the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing, which provides that based on the current macro economy and international balance of payments, the macro-prudential regulation parameter as set forth in the Notice 9 is updated from 1 to 1.25. On January 7, 2021, the PBOC and SAFE promulgated the Notice of PBC and SAFE on Adjusting the Macro-prudential Adjustment Parameter for Cross-border Financing of Companies, which provides that the macro-prudential regulation parameter of companies is updated from 1.25 to 1, which was further changed to 1.5 subsequently. Currently, the implementation of the foregoing methodologies in cross-border financing have not been formally determined by the PBOC and the SAFE. In the practice, according to the Q&A on Macro-prudential Regulation Parameter for Full-Covered Cross-border Financing (Phase I) (the “Q&A”) issued by the SAFE on May 27, 2017, FIEs shall submit a written filing report to the local foreign exchange bureau when they handle the foreign debt signing filing (registration) for the first time after the issuance of the Q&A, so as to clarify the cross-border financing management mode they choose during the transition period. If the All-Round Mode is selected, the latest audited net assets data shall be reported at the same time. Once the cross-border financing management mode is determined, it shall not be changed. Alternatively, if we choose to use the All-Round Mode, the amount of loans we can make to our PRC subsidiary as calculated according to the No. 9 Notice and the Notice of PBC and SAFE on Adjusting the Macro-prudential Adjustment Parameter for Cross-border Financing of Companies will not be more than 2 times of the net assets of such entities.

Moreover, as the debtors of cross-border financing, our PRC subsidiary is also required to comply with certain registration formalities for execution of foreign debt contracts with the foreign exchange bureau at the locality within fifteen working days after signing the contracts according to the Notice of State Administration of Foreign Exchange on Promulgation of the Administrative Measures on Registration of Foreign Debt which was promulgated by the SAFE in April 2013 and revised in May 2015.

Pursuant to the Administrative Measures for Review and Registration of Medium- and Long-term Foreign Debts of Enterprises promulgated by the NDRC on January 5, 2023 and became effective from February 10, 2023 (“Foreign Debts Measures”), before borrowing foreign debts, an enterprise shall obtain the Certificate of Review and Registration of Enterprise Borrowing of Foreign Debts (the “Certificate of Review and Registration”) and complete the review and registration formalities. Without review and registration, no foreign debt may be borrowed. An enterprise shall, within ten working days after borrowing each foreign debt, report the information on borrowing foreign debt to the review and registration authority via the network system established by the NDRC. The medium- and long-term foreign debts of enterprises (“foreign debts”) mentioned in the Foreign Debts Measures refer to debt instruments with a maturity of one year or more that are borrowed from overseas by enterprises within the territory of the People’s Republic of China and by overseas companies or branches controlled by them, denominated in local or foreign currency, and of which principal with interest are repaid as agreed, and debt instruments include, but are not limited to, senior debts, perpetual debts, capital debts, medium-term notes, convertible bonds, exchangeable bonds, financial leasing, and commercial loans.

Regulations Relating to Employment and Social Welfare

Regulations on Employment

The major PRC laws and regulations that govern employment relationship are the PRC Labor Law, or the Labor Law (issued by the SCNPC on July 5, 1994, came into effect on January 1, 1995 and revised on August 27, 2009 and December 29, 2018), the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and became effective on January 1, 2008, and then amended on December 28, 2012 and became effective on July 1, 2013, and the Implementation Rules of the Labor Contract Law of the PRC, or the Implementation Rules of the Labor Contract Law, issued by the State Council on September 18, 2008 and came into effect on the same day. According to the aforementioned laws and regulations, labor relationships between employers and employees must be executed in written form. The laws and regulations above impose stringent requirements on the employers in relation to entering into fixed-term labor contracts, hiring of temporary employees and dismissal of employees. As prescribed under the laws and regulations, employers shall ensure its employees have the right to rest and the right to receive wages no lower than the local minimum wages. Employers must establish a system for labor safety and sanitation that strictly abide by state standards and provide relevant education to its employees. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative liabilities and/or incur criminal liabilities in the case of serious violations.

Regulations on Social Insurance and Housing Provident Fund

According to the Social Insurance Law of PRC, which issued by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and was latest revised on December 29, 2018, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined. Meanwhile, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, issued by the State Council on January 22, 1999 and came into effect on the same day and was recently revised on March 24, 2019, prescribes the details concerning the social securities.

Apart from the general provisions about social insurance, specific provisions on various types of insurance are set out in the Regulation on Work-Related Injury Insurance, issued by the State Council on April 27, 2003, came into effect on January 1, 2004 and revised on December 20, 2010 and January 1, 2011, the Regulations on Unemployment Insurance, issued by the State Council on January 22, 1999 and came into effect on the same day, the Trial Measures on Employee Maternity Insurance of Enterprises, issued by the Ministry of Labor on December 14, 1994 and came into effect on January 1, 1995. Enterprises subject to these regulations shall provide their employees with the corresponding insurance.

According to the Regulation Concerning the Administration of Housing Provident Fund, implemented since April 3, 1999 and latest amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship.

Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedure within the time limit will be fined RMB10,000 (approximately $1,379) to RMB50,000 (approximately $6,895). Any entity fails to make payment of housing provident fund within the time limit or has shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court.

Regulations Relating to Tax

Enterprise income tax

According to the PRC Enterprise Income Tax Law (the “EIT Law”), which was promulgated by the SCNPC on March 16, 2007 and last amended and effective on December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC (the “EITIR”), which was promulgated by the State Council on December 6, 2007 and last amended and effective on December 6, 2024 and January 20, 2025, the enterprise income tax of both domestic and foreign-invested enterprises is unified at 25% with certain exceptions. According to the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25%, while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. Enterprises established under the laws of foreign countries or regions whose “de facto management bodies” (i.e., establishments that carry out substantial and overall management and control over production and operations, personnel, accounting and properties) are located in the PRC are considered as PRC tax resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income.

Value-added tax

According to Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementing Rules for the Interim Regulations on Value-added Tax of the PRC promulgated by Ministry of Finance on December 25, 1993 and last amended on November 1, 2011, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, the sale of services, intangible assets or immovable properties and the importation of goods within the territory of the PRC must pay value-added tax. On December 25, 2024, the Law on Value-Added Tax of the People’s Republic of China (the “VAT Law”) was promulgated and will take effect on January 1, 2026. The VAT Law has refined, improved and adjusted relevant provisions on value-added tax on the basis of keeping the current tax framework and the tax burden generally unchanged.

Dividends withholding tax

According to the EIT Law and the EITIR, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income (the “Double Tax Avoidance Arrangement”) promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR. However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated and took into effect on February 20, 2009 by the State Taxation Administration (the “STA”), if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by STA on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.

Regulations on Intellectual Property

China joined WTO in 2001 and signed the treaty of TRIPS (Agreement on Trade-Related Aspects of Intellectual Property Rights), therefore China’s IP laws are very much close to TRIPS.

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and lastly amended in 2019 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office of China National Intellectual Property Administration handles trademark registrations. Trademarks can be registered for a term of ten years and can be repeatedly extended for another ten-year term at the time of expiry. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. According to Chinese Trademark Law, if anyone has a dispute the officially registered trademarks, he can file a petition to the review board of the Trademark Office, requesting a comprehensive review that may result in the revoking the registered trademarks. So far, we have not received any such kind of petition and we strongly believe there will not be such petition because our trademarks are firstly used as well as firstly registered by us.

Patents

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 with effect from June 1, 2021, and its latest Implementation Rules promulgated by the State Council on December 11, 2023 and took into effect on January 20, 2024, the National Intellectual Property Administration is responsible for administering patents in the PRC. Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under China’s Patent Law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term commencing from the application date; which is 20 years for inventions, ten years for utility models, and fifteen years for designs.

Copyright

Pursuant to the PRC Copyright Law promulgated by the SCNPC on September 7, 1990 and last amended on November 11, 2020 (the latest revision became effective from June 1, 2021) and the Implementing Regulations of the PRC Copyright Law promulgated by the State Council on August 2, 2002, last amended on January 30, 2013 (the latest revision became effective from March 1, 2013), the PRC nationals, legal persons, and other organizations shall enjoy copyright in their works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Pursuant to the Regulations on the Protection of Computer Software promulgated by the State Council in June 1991 and most recently amended in January 2013, and the Rules for the Registration of Computer Software Copyright, which was promulgated by the China Copyright Office and came into effect in February 2002, anyone publishes, revises or translates computer software without obtaining the prior approval of the computer software copyright holders shall bear civil liability to the copyright owner because of harming the copyright. The corporate computer software copyright is valid for a term of 50 years until December 31 of the 50th year, starting from the date as of first publication. The computer software copyright owners shall register at the registration institution authorized by the PRC Copyright Office to obtain the computer software copyright registration certificates as preliminary evidence of the computer software copyright being registered.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which were promulgated by the MIIT on August 24, 2017 and took effect on November 1, 2017, and the Detailed Rules for the Implementation of National Top-level Domain Name Registration, which were promulgated by China Internet Network Information Center and took into effect on June 18, 2019. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC internet domain names. The domain name services follow a “first come, first file” principle. The applicants will become the holders of such domain names upon the completion of the registration procedure.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2022, 2023 and 2024.

	For the Years Ended December 31,		2024 Change	For the Years Ended December 31		2023 Change
	2023	2024	%	2022	2023	%
Revenues	$628,591	$448,196	(28.70)	$679,777	$628,591	(7.53)
Cost of revenues	(157,763)	(67,041)	(57.51)	(121,627)	(157,763)	29.71
Gross profit	470,828	381,155	(19.05)	558,150	470,828	(15.64)
Operating expenses
Selling and marketing	(268,135)	(307,534)	14.69	(294,856)	(268,135)	(9.06)
General and administrative	(424,899)	(750,563)	76.65	(162,056)	(424,899)	162.19
Research and development	(84,474)	(93,324)	10.48	(73,717)	(84,474)	14.59
Total operating expenses	(777,508)	(1,151,421)	48.09	(530,629)	(777,508)	46.53
Income (loss) from operations	(306,680)	(770,266)	151.16	27,521	(306,680)	(1,214.35)
Government subsidy	48,168	108,309	124.86	47,008	48,168	2.47
Other expense (income), net	(1,996)	23,198	(1,262.22)	(3,502)	(1,996)	(43.00)
Other income, net	46,172	131,507	184.82	43,506	46,172	6.13
Income before income taxes	(260,508)	(638,759)	145.20	71,027	(260,508)	(466.77)
Income tax benefit (expense)	19,291	(21,829)	(213.16)	12,953	19,291	48.93
Net income (loss)	$(241,217)	$(660,588)	173.86	$83,980	$(241,217)	(387.23)

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2023 and 2024

Revenue

We, through the operation of Beijing Feitian, generate revenue primarily from (i) the sales of FTTPS, and (ii) the sales of Medical Auxiliary Supplies. Total revenues decreased by $180,395, or 28.70%, from $628,591 for the fiscal year ended December 31, 2023, to $448,196 for the fiscal year ended December 31, 2024.

The following table sets forth our revenue by sales categories for the periods indicated.

	For the Fiscal Years Ended December 31,				Fluctuation of December 31, 2023 to
	2023		2024		December 31, 2024
	Amount	%	Amount	%	Amount	%
Sales of FTTPS	$609,348	96.94	$369,550	82.45	$(239,798)	(39.35)
Sales of Medical Auxiliary Supplies	19,243	3.06	78,646	17.55	59,403	308.70
Total revenues	$628,591	100.00	$448,196	100.00	$(180,395)	(28.70)

The following table sets forth the details of our sales of FTTPS for the periods indicated.

	For the Fiscal Years Ended December 31,
	2023	2024	Fluctuation of December 31, 2023 to December 31, 2024
	Amount	Amount	Amount	%
Sales volume	16	12	(4)	(25.00)
Average contract prices	$38,084	$30,796	$(7,288)	(19.14)

Sales of FTTPS made up the majority of the Company’s total revenue for the fiscal years ended December 31, 2023 and 2024, accounting for 96.94% and 82.45% of our total revenue, respectively. The total revenue decreased by $180,395, or 28.70%, from $628,591 for the fiscal year ended December 31, 2023 to $448,196 for the fiscal year ended December 31, 2024, primarily due to a 39.35% decrease in sales revenue of FTTPS, declining from $609,348 in the fiscal year ended December 31, 2023 to $369,660 in the fiscal year ended December 31, 2024. The substantial drop of sales revenue of FTTPS was caused by the decrease of sales volume by 25% and the decrease of average contract prices by 19.14% from $38,084 for the fiscal year ended December 31, 2023 to $30,796 for the fiscal year ended December 21, 2024. The decrease in average contract price was largely due to a reduction in contracts requiring highly personalized and tailored solutions. Such contracts, which demand extensive and complex field research to understand clients’ specific needs, were fewer in number. As these types of contracts typically command higher prices, their decline significantly impacted the average contract price in 2024. Consequently, our revenue from FTTPS sales for the fiscal year ended December 31, 2024, decreased compared to the fiscal year ended December 31, 2023.

Meanwhile, sales of Medical Auxiliary Supplies increased by 307.44%, from $19,243 for the fiscal year ended December 31, 2023 to $78,404 for the fiscal year ended December 31, 2024. This increase was mainly due to i) the rise in the number of patients visiting hospitals, leading to increased demand for these supplies, and ii) the Company’s new sales channels for implant needles, resulting in more Medical Auxiliary Supplies being sold in fiscal year 2024 compared to fiscal year 2023.

Cost of revenues

The cost of revenues primarily consists of finished goods and personnel-related costs for employees responsible for training, advisory and technical customer support. The total cost of revenues decreased by $90,722, or 57.51%, from $157,763 for the fiscal year ended December 31, 2023, to $67,041 for the fiscal year ended December 31, 2024.

The following table sets forth our cost of revenues by sales categories for the periods indicated.

	For the Fiscal Years Ended December 31,				Fluctuation of December 31, 2023 to
	2023		2024		December 31, 2024
	Amount	%	Amount	%	Amount	%
FTTPS	$149,016	94.46	$27,382	40.84	$(121,634)	(81.62)
Medical Auxiliary Supplies	8,747	5.54	39,659	59.16	30,912	354.40
Total	$157,763	100.00	$67,041	100.00	$(90,722)	(57.51)

The costs of sales of FTTPS decreased by 81.62%, from $149,016 for the fiscal year ended December 31, 2023 to $27,382 for the fiscal year ended December 31, 2024. This decrease in cost can be attributed to a $37,154 decrease in the sales volume of FTTPS from 16 sets sold in fiscal year 2023 to 12 sets sold in fiscal year 2024, and a $84,480 decrease in reduction in the level of customization. During the fiscal year ended December 31, 2024, approximately 25% of FTTPS’s sales volume consisted solely of essential equipment such as computer workstations and computers.

The fluctuation in the costs of sales of Medical Auxiliary Supplies was primarily driven by an increase in customer demand for these products.

Gross profit

For the fiscal years ended December 31, 2023 and 2024, our gross profits were $470,828 and $381,155, respectively, resulting in gross profit margins of 74.90% and 85.04%, respectively. The gross margin has been and will continue to be affected by several factors, including the FTTPS’s sales volume, the level of customization from our clients’ demand, and our ability to manage the variation of customization costs passed on to clients.

Operating expenses

Our operating expenses increased by $373,913, or 48.09%, from $777,508 for the fiscal year ended December 31, 2023, to $1,151,421 for the fiscal year ended December 31, 2024.

The following table sets forth a breakdown of our operating expenses and the percentage of operating expenses to revenue for the fiscal years ended December 31, 2023 and 2024:

	For the Fiscal Years Ended December 31,				Fluctuation of December 31, 2023 to December 31, 2024
	2023	%	2024	%	Amount	%
Revenues	$628,591		$448,196		$(180,395)	(28.70)
Operating expenses
Selling and marketing	268,135	42.66	307,534	68.62	39,999	14.69
General and administrative	424,899	67.60	750,563	167.46	325,664	76.65
Research and development	84,474	13.44	93,324	20.82	8,850	10.48
Total operating expenses	$777,508	123.69	$1,151,421	256.90	$373,913	48.09

Selling and marketing expenses

Selling expenses primarily include promotion and advertising expenses, business travel expenses, staff costs, and other daily expenses related to the selling and marketing departments. Selling expenses increased by $39,399, or 14.69%, from $268,135 for the fiscal year ended December 31, 2023, to $307,534 for the fiscal year ended December 31, 2024. The increase was mainly due to higher salesperson compensation, business travel, meals, and other expenses related to sales promotion and marketing activities, partially offset by lower conference expenses.

General and administrative expenses

General and administrative expenses refer to the costs associated with Beijing Feitian’s day-to-day running of the business. These expenses primarily include operating lease expenses, salary and welfare expenses and related expenses for employees involved in general corporate functions, such as accounting, legal and human resources. They also cover expenses associated with the operation of functions such as traveling and general expenses, professional service fees, and other related expenses. For the fiscal year ended December 31, 2024, general and administrative expenses increased by $325,664, or 76.65%, compared to the previous fiscal year, from $424,899 to $750,563. The increase was due to increased audit, legal, and accounting fees related to professional services after we became a public company. The increase was also attributable to general and administrative expenses incurred by new executive costs and business travel as a public company.

Research and Development Expenses

During the fiscal year ended December 31, 2024, our research and development expenses increased by $8,850, or 10.48%, from $84,474 in the previous year to $93,324. These expenses included salaries, employee benefits, and third-party development expenses associated with product development. Specifically, our research and development expenses are primarily expenditures related to the ongoing functional development of FTTPS. This increase in expenses is attributable to the Company’s continuous collaboration with its outsourcing R&D team since 2024 to conduct research and develop an AI recognition feature within FTTPS to delineate and identify malignant tumors and sensitive structures surrounding them, in order to improve the quality and accuracy of FTTPS in general.

Other income, net

Other income, net, primarily consisted of government subsidies and other expenses (income), net. The government subsidy mainly aims to encourage and support technology enterprises engaged in the software industry. Other expenses (income) include immaterial interest expenses and other additional de minimis incidental income. Other income, net increased by $85,335, or 184.82%, from $46,172 for the fiscal year ended December 31, 2023, to $131,507 for the fiscal year ended December 31, 2024. The increase in government subsidy was the main factor leading to an increase in other income, net, for the fiscal year ended December 31, 2024.

Income tax benefit (expense)

Our income tax benefit was $19,291 for the fiscal year end December 31, 2023 and income tax expense was $21,829 for the fiscal year ended December 31, 2024. Corporate income tax benefit (expense) mainly consists of changes in deferred tax due to temporary differences, additional deduction for R&D expenses and others.

Net losses

As a result of the foregoing, our net loss increased by 173.86% from a net loss of $241,217 for the fiscal year ended December 31, 2023 to a net loss of $660,588 for the fiscal year ended December 31, 2024.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2022 and 2023

Revenue

We, through the operation of Beijing Feitian, generate revenue primarily from (i) the sales of FTTPS, and (ii) the sales of Medical Auxiliary Supplies. Total revenues decreased by $51,186, or 7.53%, from $679,777 for the fiscal year ended December 31, 2022, to $628,591 for the fiscal year ended December 31, 2023.

The following table sets forth our revenue by sales categories for the periods indicated.

	For the fiscal years ended December 31,
	2022	%	2023	%	Variance	Change (%)
	US$’000		US$’000		US$’000
Sale of FTTPS	$668,680	98.37	$609,348	96.94	$(59,332)	(8.87)
Sale of Medical Auxiliary Supplies	11,097	1.63	19,243	3.06	8,146	73.41
Total revenue	$679,777	100.0	$628,591	100.0	$(51,186)	(7.53)

The following table sets forth the details of our sales of FTTPS for the periods indicated.

	For the Fiscal Years Ended		Fluctuation of
	December 31		December 31, 2022
	2022	2023	To December 31, 2023
	Amount	Amount	Amount	%
Sales volume	10	16	6	60
Average contract prices	$69,695	$38,084	$(31,611)	(45.36)

Sales of FTTPS made up the majority of the Company’s total revenue for the fiscal years ended December 31, 2022 and 2023, accounting for 98.37% and 96.94%, respectively. The total revenue decreased by $51,186, or 7.53%, from $679,777 for the fiscal year ended December 31, 2022 to $628,591 for the fiscal year ended December 31, 2023, primarily due to a 8.87% decrease in revenue from the sales of FTTPS, declining from $668,680 in the fiscal year ended December 31, 2022 to $609,348 in the fiscal year ended December 31, 2023. Despite a 60% increase in FTTPS sales volume in fiscal 2023 compared to fiscal 2022, revenue declined due to a significant reduction in the average contract price by approximately 45%, from $69,695 in fiscal 2022 to $38,084 in fiscal 2023. The decrease in average contract price was largely due to a reduction in contracts requiring highly personalized and tailored solutions. Such contracts, which demand extensive and complex field research to understand clients’ specific needs, were fewer in number, due to rising COVID-19 cases following the PRC government’s lifting of COVID-19 restrictive policies in late 2022. After the revocation of this policy, Beijing Feitian participated in industry exhibitions and other events during this period and it secured some standard contracts. However, this policy change also led to successive infections among the Beijing Feitian sales team, adversely affecting their ability to personally reach out to and secure clients requiring varied levels of customization. As these types of contracts typically command higher prices, their decline significantly impacted the average contract price in 2023. Consequently, our revenue from FTTPS sales for the fiscal year ended December 31, 2023, decreased compared to the fiscal year ended December 31, 2022.

Meanwhile, sales of Medical Auxiliary Supplies increased by 73.41%, from $11,097 for the fiscal year ended December 31, 2022 to $19,243 for the fiscal year ended December 31, 2023. This increase was mainly driven by the cancellation of COVID-19-related travel restrictions and the subsequent rise in the number of patients visiting hospitals, leading to increased demand for these supplies.

Cost of revenues

The cost of revenues primarily consists of finished goods and personnel-related costs for employees responsible for training, advisory and technical customer support. The total cost of revenues increased by $36,136, or 29.71%, from $121,627 for the fiscal year ended December 31, 2022 to $157,763 for the fiscal year ended December 31, 2023.

The following table sets forth our cost of revenues by sales categories for the periods indicated.

	For the fiscal years ended December 31,
	2022		2023		Fluctuation of December 31, 2022 to December 31, 2023
	Amount	%	Amount	%	Amount	%
FTTPS	$115,452	94.92	$149,016	94.46	$33,564	29.07
Medical Auxiliary Supplies	6,175	5.08	8,747	5.54	2,572	41.65
Total	$679,777	100.0	$157,763	100.0	$36,136	29.71

The costs of sales of FTTPS increased by 29.07%, from $115,452 for the fiscal year ended December 31, 2022 to $149,016 for the fiscal year ended December 31, 2023, despite a decrease in sales of FTTPS over the same period. This increase in cost can be attributed to an increase in the sales volume of FTTPS in fiscal year 2023, which amounted to 16 sets, compared to 10 sets sold in fiscal year 2022. Meanwhile, the average contract price of FTTPS has decreased from $69,695 in fiscal year 2022 to $38,084 in fiscal year 2023. When Beijing Feitian provides customized hardware or personalized services, there is greater pricing flexibility and the opportunity to charge a premium due to their unique value proposition, which is not applicable to standard or generic products readily available in the market. During the most recent fiscal period, the majority of the projects involved standard or generic items, our pricing capacity is therefore comparatively lower than in the same period last year, resulting in an increasing cost of revenue despite the decrease in revenue.

The fluctuation in the cost of sales of Medical Auxiliary Supplies was primarily driven by an increase in customer demand for these products.

Gross Profit

For the fiscal years ended December 31, 2022 and 2023, our gross profits were $558,150 and $470,828, respectively, resulting in gross profit margins of 82.11% and 74.90%, respectively. The decrease in gross profit can primarily be attributed to a shift in our product and service offerings. The Chinese government’s lifting of the restrictive COVID-19 policy at the end of 2022 resulted in successive infections in Beijing Feitian’s sales team, which adversely affected their ability to personally reach out to and secure customers requiring varying degrees of customization. As a result of the decrease in the number of tailored, customized product solutions and comprehensive service contracts, our average selling price decreased, which negatively impacted gross margins.

Operating expenses

Our operating expenses increased by $246,879, or 46.53%, from $530,629 for the fiscal year ended December 31, 2022 to $777,508 for the fiscal year ended December 31, 2023.

The following table sets forth a breakdown of our operating expenses and the percentage of operating expenses to revenue for the fiscal years ended December 31, 2022 and 2023:

	For the Fiscal Years Ended December 31,				Fluctuation of December 31, 2022 to December 31, 2023
	2022	%	2023	%	Amount	%
Revenues	$679,777		$628,591		$(51,186)	(7.53)
Operating expenses
Selling and marketing	294,856	43.38	268,135	42.66	(26,721)	(9.06)
General and administrative	162,056	23.84	424,899	67.60	262,843	162.19
Research and development	73,717	10.84	84,474	13.44	10,757	14.59
Total operating expenses	$530,629	78.06	$777,508	123.69	$246,879	46.53

Selling and marketing expenses

Selling expenses primarily include staff costs, express fees, promotion and advertising expenses, and other daily expenses related to the selling and marketing departments. Selling expenses decreased by $26,721, or 9.06%, from $294,856 for the fiscal year ended December 31, 2022, to $268,135 for the fiscal year ended December 31, 2023. The decrease was primarily due to reduced promotion and advertising expenses, which partially offset increased salary expenses and conference fees. The increase in salary expenses was mainly attributed to the issuance of bonuses to sales personnel for increased sales volume of FTTPS. Additionally, Beijing Feitian participated in some industry exhibition events during this period, which became possible after the revocation of COVID-19 restrictions.

General and administrative expenses

General and administrative expenses refer to the costs associated with Beijing Feitian’s day-to-day running of the business. These expenses primarily include operating lease expenses, salary and welfare expenses and related expenses for employees involved in general corporate functions, such as accounting, legal and human resources. They also cover expenses associated with the operational functions such as traveling and general expenses, professional service fees, and other related expenses. For the fiscal year ended December 31, 2023, general and administrative expenses increased by $262,843, or 162.19%, compared to the previous fiscal year, from $162,056 to $424,899. The increase in administrative expenses was mainly due to the increase in (i) professional service fees, such as annual audit fees, attorney fees, and other professional expenses related to our initial public offering, (ii) rental expense, due to the reclassified interest and depreciation of property and equipment, due to the newly added property and equipment in fiscal year 2023, and (iii) provision for doubtful accounts, mainly due to the adoption of current expected credit loss considering the client’s lifetime credit loss rate.

Research and Development Expenses

During the fiscal year ended December 31, 2023, our research and development expenses increased by $10,757, or 14.59%, from $73,717 in the previous year to $84,474. These expenses included salaries, employee benefits, and third-party development expenses associated with product development. Specifically, our research and development expenses are primarily expenditures related to the ongoing functional development of FTTPS. This increase in expenses is attributable to the Company’s continuous collaboration with its outsourcing R&D team since 2023 to conduct research and develop an AI recognition feature within FTTPS to delineate and identify malignant tumors and sensitive structures surrounding them, in order to improve the quality and accuracy of FTTPS in general.

Other income, net

Other income, net, primarily consisted of government subsidies and other expenses, net. The government subsidy mainly aims to encourage and support technology enterprises engaged in the software industry. Other expenses include immaterial interest expenses, as the Company had no loans as of December 31, 2023, and other additional de minimis incidental income. Other income, net increased by $2,666, or 6.13%, from $43,506 for the fiscal year ended December 31, 2022, to $46,172 for the fiscal year ended December 31, 2023. The decrease in interest expense was the main factor leading to an increase in other income, net, for the fiscal year ended December 31, 2023.

Income tax benefit

Our income tax benefit was $12,953 for the year ended December 31, 2022 and our income tax benefit was $19,291 for the year ended December 31, 2023. Corporate income tax benefit mainly consists of changes in deferred tax, due to temporary differences, additional deduction for R&D expenses and others.

Net income (loss)

As a result of the foregoing, our net income decreased by 387.23% from a net income of $83,980 for the fiscal year ended December 31, 2022 to a net loss $241,217 for the fiscal year ended December 31, 2023.

B. Liquidity and Capital Resources

For the fiscal years ended December 31, 2022, 2023 and 2024, the Company generated net income of $83,980, net loss of $241,217 and net loss of $660,588, respectively. As of December 31, 2024, our cash and restricted cash amounted to $6,159,823, as compared to $227,450 as of December 31, 2023.

On September 6, 2024, the Company consummated the initial public offering of 2,250,000 Class A Ordinary Shares, at a public offering price of $4.00 per share, and the gross proceeds were approximately $9 million, before deducting underwriting discounts and other related expenses. A portion of the net proceeds received from our initial public offering in September 2024 is available for supplemental liquidity. In assessing the liquidity, as of December 31, 2024, our working capital amounted to $6,139,109.

Considering the above effect, the management concluded that the Company’s available cash, and working capital will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of the consolidated financial statements for the fiscal year ended December 31, 2024.

However, if the Company experiences an adverse operating environment or unanticipated capital expenditure requirements, or if we decide to accelerate our business growth, additional financing may be necessary. We intend to explore additional financing through commercial lending and/or project financing. Based on our assessment of the future liquidity and performance of the Company and its available sources of financing, we believe that the current cash and cash flows generated from the Company’s future operating activities will be sufficient to meet the working capital needs within the next twelve months from the date of issuance of the consolidated financial statements.

Beijing Feitian’s current operations are conducted primarily in China, with all revenue, expenses, and cash denominated in RMB. Current foreign exchange and other regulations in the PRC may restrict Beijing Feitian in its ability to transfer its net assets to us. As of the date of this annual report, these restrictions had no impact on our ability to meet cash obligations, as all of the current cash obligations are due within the PRC.

Cash Flow Analysis

Cash Flows for the Fiscal Years ended December 31, 2023 and 2024

	For the Fiscal Years Ended December 31,
	2023	2024
Net cash used in operating activities	$(63,636)	$(775,000)
Net cash used in investing activities	—	(861)
Net cash provided by financing activities	220,592	6,712,263
Effect of exchange rate changes on cash	(1,794)	(4,029)
Net increase in cash	155,162	5,932,373
Cash and restricted cash at the beginning of the year	72,288	227,450
Cash at the end of the year	217,885	6,159,823
Restricted cash at the end of the year	9,565	—
Total cash and restricted cash at end of the year	227,450	6,159,823

Operating Activities

During the fiscal year ended December 31, 2023, the Company experienced a net cash outflow of $63,636 from operating activities. This was mainly due to a net loss of $241,217, which was adjusted for (1) certain non-cash items, mainly including depreciation of property and equipment of $5,333, amortization of right-of-use assets of $57,801, provision for current expected credit losses of $21,517, and valuation allowance of deferred income tax of $19,291, (2) changes in certain working capital items that positively impact the cash flow from operating activities, which include a decrease in accounts receivable of $212,311, a decrease in inventories of $33,499 and an increase in accrued expenses and other current liabilities of $19,851, and (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including a decrease in lease liability of $57,201, and a decrease in contract liabilities of $101,732.

During the fiscal year ended December 31, 2024, the Company experienced a net cash outflow of $775,000 from operating activities. This was mainly due to a net loss of $660,588, which was adjusted for (1) certain non-cash items, mainly including depreciation of property and equipment of $12,713, amortization of right-of-use assets of $59,718, provision for current expected credit losses of $37,927, deferred income tax of $21,829, and gain on disposal of right-of-use assets of negative $16,091, (2) changes in certain working capital items that positively impact the cash flow from operating activities, which include an increase in contract liabilities of $94,698, and (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase in accounts receivable of $119,984, an increase in inventories of $67,545, an increase in prepayments and other current assets of $29,555, an increase in advances to a related party of $50,000, a decrease in accrued expenses and other current liabilities of $10,136, a decrease in accounts payable of $7,199, and a decrease in operating lease liabilities of $40,787.

Investing Activities

There were no investing activities in fiscal year ended December 31, 2023.

Net cash used in investing activities amounted to $861 for the fiscal year ended December 31, 2024, consisting of purchase of property and equipment of $861.

Financing Activities

Net cash provided by financing activities amounted to $220,592 for the fiscal year ended December 31, 2023, primarily consisting of advances from related parties of $754,061, which was partially offset by repayments of due to related parties worth $138,400 and deferred offering costs of $396,197.

Net cash provided by financing activities amounted to $6,712,263 for the fiscal year ended December 31, 2024, primarily consisting of net proceeds from our initial public offering of $7,795,570, advances from related parties of $365,627, and proceeds from bank loan of $258,488, which was partially offset by repayments of due to related parties of $1,281,599, deferred offering costs of $418,946, and repayment of bank loans of $6,949.

Cash Flows for the Fiscal Years Ended December 31, 2022 and 2023

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Fiscal Years Ended December 31,
	2022	2023
Net cash used in operating activities	$(116,152)	$(63,636)
Net cash provided by financing activities	78,135	220,592
Effect of exchange rate changes on cash	(26,445)	(1,794)
Net (decrease) increase in cash	(64,462)	155,162
Cash and restricted cash at the beginning of the year	136,750	72,288
Cash and restricted cash at the end of the year	72,288	227,450
Cash at the end of the year	72,288	217,885
Restricted cash at the end of the year	--	9,565
Total cash and restricted cash at end of the year	72,288	227,450

Operating Activities

During the fiscal year ended December 31, 2022, the Company experienced a net cash outflow from operating activities amounting to $116,152. This can be primarily attributed to several factors. First, there was an increase in accounts receivable by $281,406, which was mainly due to substantial sales to a few new customers. Generally, the essence of each contract is similar to others, yet the contract value is contingent upon the volume of goods and services procured by the hospitals. Sizeable hospitals, including our two top customers, often present intricate and comprehensive requirements, therefore leading to notable sales amounts. Second, there was an increase in inventories by $63,942, and an increase in prepayments and other current assets by $23,722. Additionally, there was a decrease in accounts payable of $11,587, a decrease in income tax payables of $10,863, and a decrease in operating lease liabilities of $51,447, partially offset by $83,980 in net income. Furthermore, there was an increase in accrued expenses and other current liabilities of $37,986 and an increase in contract liabilities of $137,335. Meanwhile, the net cash used was adjusted for non-cash items, including an amortization of right-of-use assets of $54,084 and a provision for doubtful accounts of $15,520. The provisioning adhered to our accounting policy. We believe our accounting policy is appropriate, substantiated by the robust credit history and continuous patient inflow of our major hospital customers, which diminishes the likelihood of doubtful accounts arising. See “— Accounts receivable and allowance for doubtful accounts” in this section for more details of our allowance for doubtful accounts.

During the fiscal year ended December 31, 2023, the Company experienced a net cash outflow of $63,636 from operating activities. This was mainly due to a net loss of $241,217, which was adjusted for (1) certain non-cash items, mainly including depreciation of property and equipment of $5,333, amortization of right-of-use assets of $57,801, provision for doubtful accounts of $21,517, and negative $19,291 deferred income tax, (2) changes in certain working capital items that positively impact the cash flow from operating activities, which include a decrease in accounts receivable of $212,311, a decrease in inventories of $33,499 and an increase in accrued expenses and other current liabilities of $19,851, and (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including a decrease in lease liability of $57,201, and a decrease in contract liabilities of $101,732.

Financing Activities

Net cash provided by financing activities amounted to $78,135 for the fiscal year ended December 31, 2022, primarily consisting of repayments due from related parties of $570,486 and advances from related parties of $513,393, partially offset by advances to related parties of $53,487, repayments due to related parties of $114,459, deferred offering costs of $439,354, and dividend paid to shareholders of $398,444.

Net cash provided by financing activities amounted to $220,592 for the fiscal year ended December 31, 2023, primarily consisting of advances from related parties of $754,061, which was partially offset by repayments of due to related parties of $138,400 and deferred offering costs of $396,197.

Contractual obligations

As of December 31, 2024, our contractual obligations were as follows:

	As of
	December 31, 2023	December 31, 2024
Beijing Rural Commercial Bank(a)	$—	$136,999
Bank of Nanjing(b)	—	110,970
Total	$—	$247,969

(a)	On March 22, 2024, the Company entered into a loan agreement with Beijing Rural Commercial Bank to obtain a loan of $136,999 (or RMB1,000,000) for the period from March 22, 2024 to March 22, 2025 with an annual interest rate of 4.95%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans.
(b)	On April 16, 2024, the Company entered into a loan agreement with Bank of Nanjing to obtain a loan of $110,970 (or RMB810,000) for the period from April 28, 2024 to April 15, 2025 with an annual interest rate of 5.3%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Jianfei Zhang, the Chairman of the Board of Directors and Chief Executive Officer of the Company, together with Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024, 2023, and 2022.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our ability to compete effectively

Our financial conditions and results of operations depend on our operating entity’s ability to compete effectively in the industry. The competitive position may be influenced by various factors, such as the scope and quality of products, as well as the ability to innovate through research and development. We believe that Beijing Feitian’s proprietary technologies and research and development capabilities will enable it to meet its customers’ requirements, retain and expand its business with existing customers, and attract new customers. However, if Beijing Feitian fails to keep up with product development or timely innovation, it might not be able to attract new customers or expand its business effectively. Additionally, Beijing Feitian faces competition from other companies within its industry. It must contend with pricing pressure from its competitors, and its market share and revenue could decline if it is unable to innovate and update its products effectively to remain competitive. Increased competition may materially and adversely impact our business and results of operations.

Market acceptance of our products and services

The growth of our business depends on Beijing Feitian’s ability to gain broader acceptance of its current products and services. This can be achieved by educating physicians and hospital staff about the advantages of using Beijing Feitian’s products in radiotherapy treatment, which may increase demand and frequency of use, and ultimately boost sales to hospital customers. Furthermore, Beijing Feitian’s ability to grow its business will also depend on its ability to increase its customer base in existing or new target end markets, which may include other medical fields or other countries.

Although Beijing Feitian is working to increase market acceptance through established relationships and targeted sales efforts, we cannot guarantee that these efforts will lead to an increase in the use of Beijing Feitian’s products.

Evolving governmental policies may impact our business and operating results.

Our business and operating results may be affected by the overall economic growth and government policies in the jurisdictions where Beijing Feitian operates. Historically, Beijing Feitian’s customers have been primarily based in China, but we expect a growing portion of our revenues to be derived from sales outside China in the future. Therefore, we need to make efforts, and expect to incur costs, to ensure that Beijing Feitian is compliant with the evolving laws and regulations in the various jurisdictions where it operates and expects to operate. While we have not yet experienced any significant impacts of unfavorable governmental policies on Beijing Feitian’s business or industry as of the date of this annual report, unfavorable changes in governmental policies could materially and adversely affect our results of operations. Our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations. We will seek to make necessary adjustments if and when government policies shift.

Impact of COVID-19 Outbreak

Our financial conditions and results of operations was adversely affected by the COVID-19 pandemic. The WHO declared the outbreak a global pandemic on March 11, 2020, which led to the implementation of quarantines, travel restrictions, and the temporary closure of stores and facilities by the Chinese government from early 2020 through the end of 2022. The COVID-19 pandemic also intensified global economic distress and has led to uncertainties and challenges for our business operations in several ways. As a result, our business plans for 2022 were impacted due to travel restrictions and social distancing requirements. For example, Beijing Feitian’s ability to hold in-person meetings, conventions, on-site training, and its ability to reach new customers was severely restricted. One of the setbacks was the termination of our expansion plans to the Southeast Asian market, directly resulting from the cross-border travel restrictions.

Since December 2022, many of the restrictive policies previously adopted by the PRC government to control the spread of COVID-19 have been revoked or replaced with more flexible measures. Starting from January 8, 2023, among other changes, China no longer conducts nucleic acid tests and centralized quarantines for all inbound travelers, and measures to control the number of international passenger flights were lifted. Our business operation has gradually stabilized since the second half of 2023. As of the date of this annual report, (i) all of our employees have returned to work, (ii) Beijing Feitian’s major operations have fully recovered, and (iii) customer demand for Beijing Feitian’s products and services have fully recovered.

E. Critical Accounting Estimates

Critical Accounting Estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies — Recent Accounting Pronouncements” of our consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Mr. Jianfei Zhang	53	Chairman of the Board of Directors and Chief Executive Officer
Ms. Zhixin Li	42	Chief Financial Officer
Mr. Pengfei Zhang	51	Director
Mr. Edward C Ye	43	Independent Director
Mr. Swee Leng Seng	62	Independent Director
Mr. Yun Fai Wong	36	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Jianfei Zhang founded Beijing Feitian in 1998. He was appointed as the Company’s Chief Executive Officer and Chairman of the Board of Directors on March 25, 2023. Mr. Zhang has 20 years of experience in computer software and medical device industry and a total working experience of over 28 years. Since the inception of Beijing Feitian, Mr. Zhang has played a crucial role in facilitating the Beijing Feitian’s technological and product advancements by closely collaborating with external partners and leveraging their expertise. Prior to founding Beijing Feitian, Mr. Zhang served as the vice general manager in Shanxi Chenguang Group from 1994 to 1998, where he was responsible for sales and business operation and other daily operational affairs. In 1998, Mr. Zhang founded Beijing Feitian, where he has been serving as the chief executive officer for over 20 years. Mr. Zhang obtained his Bachelor’s degree from Heilongjiang University in Telecommunications Engineering in 1994.

Ms. Zhixin Li has served as the Chief Financial Officer of the Company since March 2023. Prior to joining the Company and Beijing Feitian, Ms. Li held various positions in the finance and accounting industry. She began her career as an auditor at BDO China Shu Lun Pan Certified Public Accountants LLP from June 2006 to March 2010, where she participated in initial public offering audits and completed International Financial Reporting Standards (IFRS) and U.S. GAAP conversions consolidation financial reporting. She then worked as a Finance Director at Beijing Zhongneng Huanke Technology Development Co. from March 2010 to July 2011. In July 2011, Ms. Li became the chief financial officer of Beijing Fenxiang Zaixian Network Technology Co., where she led the group’s finance function and established and improved the internal control system. From May 2012 to September 2015, she worked as a Consulting Director at Beijing Jingruitong Investment Consulting Co., where she provided financial, tax, and legal advice to clients. Ms. Li then joined China Fortune Securities as a CPA from September 2015 to March 2017, where she participated in due diligence for the new third board listing business and signed for annual report as a certified public accountant. From October 2017 to March 2019, Ms. Li worked as a Financial Advisor at China Fortune Securities. From March 2019 to March 2020, Ms. Li worked as an Investment Director at Zhongguancun Qingshan Lvshui Fund Management Co., where she was responsible for due diligence and post-investment management. From March 2020 to June 2021, she served as an Investment Director at Xinjiang Zhongtai (Group) Co., where she was responsible for the selection and due diligence of proposed listed companies and worked with and coordinated with underwriters and agencies. From July 2021 to March 2023, Ms. Li served as the General Manager at Juesheng (Beijing) Enterprise Management Consulting Co., where she was responsible for the preparation of the company formation and consulting for pre-IPO companies. Ms. Li received her Bachelor’s degrees in English from Beijing International Studies University in 2006 and in Accounting from Beijing Technology and Business University in 2006. Ms. Li is a Chinese Institute of Certified Public Accountant (CICPA).

Mr. Pengfei Zhang has served as the Director of our Company and Beijing Feitian since March 2023. From 1996 to 1999, he served as the General Manager of the Business Department at Shanxi Chenguang Group Company Kunming, where he was responsible for sales and business operations, as well as handling daily affairs of the company. In 2007, Mr. Zhang joined Beijing Zhongshi Cuican Culture Development Co., Ltd as Vice General Manager, where he continued to oversee sales and business operations while also managing daily affairs of the company until March 2023.

Mr. Edward C Ye has served as the Company’s independent director since March 29, 2024. Mr. Ye is a seasoned finance professional with over 15 years of extensive experience in a wide range of client services, leadership, and management positions. Mr. Ye is currently serving as the Vice President of Finance at Wimi Hologram Cloud Inc. (Ticker: WIMI), a position he has held since January 2018. Prior to that, he served as the Chief Financial Officer at Bibi Global from August 2013 to December 2017. Before joining Bibi Global, he worked as a Senior Manager at Alan C. Liu, CPA Accounting Office from June 2008 to June 2013. He received his Bachelor of Science degree in Business Administration with a major in Finance and a minor in Economics from California State University Los Angeles. Mr. Ye also holds a California Real Estate License and California Insurance License.

Mr. Swee Leng Seng has served as the Company’s independent director since March 29, 2024. Mr. Seng is an experienced finance and business professional with over 25 years of experience in accounting, finance, financial planning and analysis, and controllership. He obtained a Master of Business Administration degree from Heriot-Watt University of Edinburgh in 1993. He also has a Graduate Diploma of Business and majored in Finance in 1988 and a Bachelor of Business Studies and majored in accounting in 1986, both from Edith Cowan University. He is also a certified public accountant, certified from the Australian Society of Certified Practicing Accountants since 1989 and a Chartered Secretary from the Institute of Chartered Secretaries & Administrators (Australia) recognized in 1989. Mr. Seng has held various positions in multinational companies across Singapore, Australia, and China. He is currently serving as the Head of Origin & Market Development at SATS LIMITED (XSES: S58) in Singapore. Prior to this, he worked as a consultant at the CAPITALAND GROUP from May 2019 to May 2020, and served as the chief executive officer of SUPRIMA GROUP from August 2017 to December 2018. He also worked as the chief finance officer of SHIPSFOCUS GROUP from April 2016 to July 2017, and served as a Corporate Advisor at TEMASEK INTERNATIONAL from January 2015 to February 2016.

Mr. Yun Fai Wong has served as the Company’s independent director since March 29, 2024. Mr. Wong is a seasoned finance professional with experience in accounting, auditing, and financial management. He holds a Bachelor of Accountancy from The Hong Kong Polytechnic University and is a member of both the HKICPA and AICPA. Mr. Wong’s career began at Moore Stephens in Hong Kong, where he worked as an Audit Senior from September 2010 to April 2014. He then joined Neo Derm (HK) Limited as a Senior Operation Planning Executive from May 2014 to February 2015. In February 2015, Mr. Wong moved to Deloitte Touche Tohmatsu, where he served as an Audit Manager until December 2017. He then became the Financial Controller at HuiRuiXin Asset Management Group from January 2018 to December 2020. Currently, Mr. Wong has served as the chief financial officer and Company Secretary at HongCheng Environmental Technology Company Limited (HK.02265) since December 2020.

Family Relationships

Except for our Director, Mr. Pengfei Zhang, who is the brother of our Chief Executive Officer, Mr. Jianfei Zhang, none of other directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of US$69,077, as compensation to our directors, and our executive officers. We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended December 31, 2022, 2023, and 2024, other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated US$3,489, US$3,287 and US$5,869, respectively, for officers and directors.

C. Board Practices

Board of Directors

Our board of directors consists of five directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq Listing Rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	approving the transfer of shares of our Company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders (unless he has sooner vacated office) or upon any specified event or after any specified period in a written agreement between the Company and the director, if any, and an appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting; but no such term shall be implied in the absence of an express provision. The board of directors of our Company shall also have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the existing board. Any director so appointed shall if, still a director, retire at the next annual general meeting after his appointment and be eligible to stand for election as a director at such meeting. A director may retire from office as a director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office. A director will cease to be a director if, among other things, the director (a) is prohibited by the law of the Cayman Islands from acting as a director; (b) is made bankrupt or makes an arrangement or composition with his creditors generally; (c) resigns his office by notice to the Company; (d) only held office as a director for a fixed term and such term expires; (e) in the opinion of a registered medical practitioner by whom is being treated he becomes physically or mentally incapable of acting as a director; (f) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); (g) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (h) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Qualification

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, we agree to employ each of our executive officers for a specified time period, which will be automatically renewed unless either party gives the other party a written notice to terminate the agreement six months prior to the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including, but not limited to, the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Edward C Ye, Mr. Swee Leng Seng and Mr. Yun Fai Wong. Mr. Edward C Ye is the chairman of our audit committee. We have determined that Mr. Edward C Ye, Mr. Swee Leng Seng and Mr. Yun Fai Wong satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of Nasdaq and Rule 10A-3 under the Exchange Act. We have determined that Mr. Edward C Ye and Mr. Swee Leng Seng qualify as “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Mr. Swee Leng Seng, Mr. Edward C Ye and Mr. Yun Fai Wong. Mr. Swee Leng Seng is the chairman of our compensation committee. We have determined that Mr. Swee Leng Seng, Mr. Edward C Ye and Mr. Yun Fai Wong satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Yun Fai Wong, Mr. Edward C Ye, and Mr. Swee Leng Seng. Mr. Yun Fai Wong is the chairperson of our nominating and corporate governance committee. Mr. Yun Fai Wong, Mr. Edward C Ye, and Mr. Swee Leng Seng satisfy the “independence” requirements of 5605(a)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares and/or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 6,582,000 Class A Ordinary Shares and 7,668,000 Class B Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

	Class A Ordinary Shares* Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power
	Number	%	Number	%
Directors and Executive Officers**:
Mr. Jianfei Zhang (1)(3)	—	—	7,668,000	100%	95.88%
Ms. Zhixin Li	—	—	—	—	—
Mr. Pengfei Zhang	—	—	—	—	—
Mr. Edward C Ye	—	—	—	—	—
Mr. Desmond Seng Swee Leng	—	—	—	—	—
Mr. Mike Wong Yun Fai	—	—	—	—	—
All directors and executive officers as a group:	—	—	7,668,000	100%	95.88%

5% Shareholders:
ZJW (BVI) LTD(1)	—	—	7,668,000	100%	95.88%
THEIA INVESTMENT HOLDING (BVI) LTD(2)	972,000	14.77%	—	—	*
BANYAN (BVI) LTD(3)	960,000	14.59%	—	—	*
Cheng Hoe Tan	720,000	10.94%	—	—	*
MIGHTY (BVI) LTD (4)	600,000	9.11%	—	—	*
ACCELERATION (BVI) LTD (5)	540,000	8.20%	—	—	*
DYL (BVI) LTD (6)	540,000	8.20%	—	—	*

Notes:

*	Less than 1% of our total voting power as of the date of this annual report.

**	Except as indicated otherwise below, the business address of our directors and executive officers is Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China.

***	The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The number and percentage of Class A Ordinary Shares exclude Class A Ordinary Shares convertible from Class B Ordinary Shares as the beneficial ownership of Class B Ordinary Shares is presented separately.

(1)	Represents 7,668,000 Class B Ordinary Shares held through ZJW (BVI) LTD. As of the date of this annual report, ZJW (BVI) LTD is the sole shareholder of all issued and outstanding Class B Ordinary Shares of the Company.

(2)	Represents 972,000 Class A Ordinary Shares held by THEIA INVESTMENT HOLDING (BVI) LTD, a British Virgin Islands company, which is owned by six independent third-party individuals with holding percentages of 3.7%, 11.1%, 16.7%, 22.2%, 22.2%, and 24.1%, respectively. The registered address of THEIA INVESTMENT HOLDING (BVI) LTD is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	Represents 960,000 Class A Ordinary Shares held by BANYAN (BVI) LTD, a British Virgin Islands company, which is 100% owned by Juesheng (Beijing) Enterprise Management Consulting Co., Ltd, a limited company registered in the PRC, in which Mr. Jianfei Zhang owns 15.0% of equity interests. The registered address of BANYAN (BVI) LTD is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Juesheng (Beijing) Enterprise Management Consulting Co., Ltd is Room 1018, 10th Floor, Building 9, Guanghua Road, Chaoyang District, Beijing, China.

(4)	Represents 600,000 Class A Ordinary Shares held by MIGHTY (BVI) LTD, a British Virgin Islands company, which is 100% owned by Jinxu (Hainan) Investment Partnership (Limited Partnership), a company incorporated in the PRC and controlled by independent third parties. The registered address of MIGHTY (BVI) LTD is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Jinxu (Hainan) Investment Partnership (Limited Partnership) is No. 1690, Block A, Building 1, Fenghuang Island, Tianya CBD, Tianya District, Sanya City, Hainan Province, China.

(5)	Represents 540,000 Class A Ordinary Shares held by ACCELERATION (BVI) LTD. ACCELERATION (BVI) LTD is controlled by Qiji (Shenzhen) Consulting Management Enterprise (Limited Partnership), a company incorporated in the PRC and controlled by independent third parties. The registered office of ACCELERATION (BVI) LTD is at Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Qiji (Shenzhen) Consulting Management Enterprise (Limited Partnership) is 2810D, 2801-2810, Excellence Times Square Building, No.4068, Yitian Road, Fu’an Community, Futian Street, Futian District, Shenzhen City, Guangdong Province, China.

(6)	Represents 540,000 Class A Ordinary Shares held by DYL (BVI) LTD. DYL (BVI) LTD is controlled by Yulian Dai. The registered address of DYL (BVI) LTD is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, approximately 34.18% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders). We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

[Not applicable]

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Mr. Jianfei Zhang	Controlling shareholder and CEO of the Company
Jinxu (Hainan) Investment Partnership (Limited Partnership)	The entity wholly owns MIGHTY (BVI) LTD, which is a shareholder of the Company

a. Due to/Advance to related parties

Due from related parties consisted of the following:

	As of
Name	December 31, 2024	December 31, 2024
Advance to a related party
Mr. Jianfei Zhang(a)	$—	$50,000

Due to related parties
Mr. Jianfei Zhang(b)	985,043	—
Jinxu (Hainan) Investment Partnership (Limited Partnership) (b)	6,984	—

(a)	The Company advanced funds to Mr. Jianfei Zhang, our CEO, to serve as the petty cash for business-related expenses, such as business trips and other costs associated with supporting our business expansion.
(b)	The balance represents the advance funds from related parties for daily operational purposes. The funds are interest-free, unsecured and repayable on demand.

b. Directors’ remuneration and fees paid to related parties

As of December 31, 2024, Mr. Jianfei Zhang’s director remuneration was US$35,577 for the fiscal year ended December 31, 2024.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

The payment of dividends will be at the discretion of our board of directors, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, and other factors that the board of directors may deem relevant.

We do not have any present plan to declare or pay cash dividends on our ordinary shares in the foreseeable future and we currently intend to keep any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our PRC operating entity for our cash and financial requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC operating entity to pay dividends to us. Dividends distributed by our PRC operating entity are subject to PRC taxes.

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10%, which, in the case of dividends, will be withheld at source if such gain is regarded as income derived from sources within the PRC.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since September 5, 2024 under the symbol “PTHL.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since September 5, 2024 under the symbol “PTHL.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second memorandum and articles of association, as currently in effect and filed as Exhibit 1.1 to this annual report, and the description of our securities filed as Exhibit 2.3 to this annual report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

There are no exchange control regulations or currency restrictions in the Cayman Islands.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfer of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties which are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

Pursuant to Section 6 of the Tax Concessions Law of the Cayman Islands, we have applied for and obtained, an undertaking from the Financial Secretary of the Cayman Islands:

(a)	that no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of our Company; or

(ii)	by way of the withholding in whole or part, of any relevant payment as defined the Tax Concessions Law.

These concessions shall be for a period of 20 years from March 13, 2023.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises perform their duties mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Beijing Feitian is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Beijing Feitian may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our Class A Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. In October 2019, the SAT promulgated the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers (“Circular 35”), which became effective on January 1, 2020. Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, dividends Pheton Holdings Ltd received from Beijing Feitian are subject to a withholding tax rate of 5%, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following brief summary is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Class A Ordinary Shares by a U.S. Holder, as defined below, that acquires our Class A Ordinary Shares and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the Code. This brief discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any of the United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This brief discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those briefly summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

The brief discussion set forth below is addressed only to U.S. Holders that hold or purchase our Class A Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. As of the date of this annual report, our Class A Ordinary Shares are traded on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. For the fiscal year ended December 31, 2024, we did not distribute any dividends to our shareholders.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash that we raised in our past offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC.  The amount of cash we raised in our past public offering, together with any other assets held for the production of passive income, we have to make a determination whether or not we are a PFIC. We have determined for the current taxable year that we are not a PFIC. We will continue to make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raised in our past public offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spent the cash we raised in our past public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raised in the past public offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated pro rata over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) our Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A Ordinary Shares continue to be regularly traded on Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we become a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Class A Ordinary Shares), or in the case of estates and trusts, on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-274944), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

No applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risks

The Company operates in the PRC, which may give rise to significant foreign currency risks, mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments), financial instrument and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-274944)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-274944) for our initial public offering, which was declared effective by the SEC on March 29, 2024 and September 4, 2024. In September 2024, we completed our initial public offering in which we issued and sold an aggregate of 2,250,000 Class A Ordinary Shares, at a price of $4.00 per share for total gross proceeds of $9 million, before deducting underwriting discounts and other related expenses. CATHY SECURITIES, INC. was the representative of the underwriters of our initial public offering.

We incurred a total of approximately $2.46 million in expenses in connection with our IPO. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received approximately $7.80 million of offering proceeds after the deduction of $1.2 million in underwriter discounts and other expenses. As of the date of this annual report, we have used the proceeds for (i) research and development, technology upgrade, (ii) market expansion, (iii) improvements to our internal control and operation system, and (iv) supplemental liquidity, respectively. As of December 31, 2024, $6.05 million of the net proceeds from our IPO remained unused. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-274944).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2024 were ineffective. In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2024 and in the course of auditing our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified three material weakness in our internal control over financial reporting as of December 31, 2024, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB). The material weakness identified related to (i) we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules; (ii) we lack formal policies and procedures to establish risk assessment processes and an internal control framework; and (iii) we lack information technology general control in the areas of: (a) risk and vulnerability assessment and management; (b) third-party (service organization) vendor management; (c) system change management; (d) backup and recovery management; (e) access to systems and data; (f) segregation of duties, privileged access, and monitoring; (g) password management and (h) cyber security management.

Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring additional qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) expanding the capabilities of existing accounting and financial personnel through implementing regular and continuous U.S. GAAP training programs; (iii) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process; (iv) enhancing our data backup procedures and computer operations monitoring; and (v) enhancing our user account management and segregation of duties, and risk assessment procedures and system controls.

We are fully committed to the implementation of these and other measures to remediate the material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3.D. Risk Factors—Risks Related to Our Business— If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm, as permitted by the transition period established by rules of the SEC for newly public companies. Even though management’s report on internal control over financial reporting is not required, we and our independent registered public accounting firm identified three material weakness in our internal control over financial reporting as of December 31, 2024. See “Item 15. Controls and Procedures— Disclosure Controls and Procedures.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Edward C Ye and Mr. Swee Leng Seng qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Edward C Ye, Mr. Swee Leng Seng and Mr. Yun Fai Wong satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP, our independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2024	2023	2022
Audit fees(1)	$283,049	$289,156	$248,314
Audit-Related fees	—	—	—
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	$283,049	$289,156	$248,314

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for (i) the audit of our annual financial statements; or (ii) the audits of our financial statements and review of the interim financial statements in connection with our initial public offering.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by Marcum Asia CPAs LLP in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by Marcum Asia CPAs LLP.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market.

Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)).

Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. Cayman Islands does not require shareholder approval prior to any of the foregoing types of issuances. Our Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Our board of directors has elected to follow our home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

The Company currently has an informal cybersecurity policy. As of the date of this annual report, our board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risk. The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and report material cybersecurity incidents to the board. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. As of the date of this annual report, there have been no cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Pheton Holdings Ltd, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Second Amended and Restated Memorandum and Articles of Association of the Company, as currently in effect
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-274944), as amended, initially filed with the Securities and Exchange Commission on October 11, 2023)
2.2*	Description of Securities
4.1	Form of Employment Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 the Registration Statement on Form F-1 (File No. 333-274944), as amended, initially filed with the Securities and Exchange Commission on October 11, 2023)
4.2	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-274944), as amended, initially filed with the Securities and Exchange Commission on October 11, 2023)
4.3*	English translation of the short-term occupancy agreement between Beijing Feitian and Beijing Chaoyang Laiguangying Agricultural and Industrial Corporation, dated December 30, 2024
4.4	English translation of the Technical Service Agreement between Beijing Feitian and three third-parties, dated October 25, 2022 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-274944), as amended, initially filed with the Securities and Exchange Commission on October 11, 2023)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics(incorporated herein by reference to Exhibit 14.1 to the Registration Statement on Form F-1 (File No. 333-274944), as amended, initially filed with the Securities and Exchange Commission on October 11, 2023)
11.2*	Insider Trading Compliance Manual of the Company
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Company
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pheton Holdings Ltd

	By:	/s/ Jianfei Zhang
Jianfei Zhang
Chief Executive Officer and Chairman of the Board of Directors

Date: March 20, 2025

PHETON HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Pheton Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pheton Holdings Ltd (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York, New York

March 20, 2025

PHETON HOLDINGS LTD

CONSOLIDATED BALANCE SHEETS

  (All amounts are in USD, except for share and per share data, unless otherwise noted)

	December 31, 2023	December 31, 2024
ASSETS
Current assets
Cash	$217,885	$6,159,823
Restricted cash	9,565	—
Accounts receivable, net	206,329	281,585
Advances to a related party	—	50,000
Inventories	52,263	117,422
Prepayments and other current assets	46,426	68,830
Total Current Assets	532,468	6,677,660
Non-current assets:
Operating lease right-of-use assets	156,130	—
Property and equipment, net	58,885	45,594
Deferred tax assets	22,124	—
Deferred IPO costs	832,561	—
Other non-current assets	14,468	—
Total Non-current assets	$1,084,168	$45,594
Total Assets	$1,616,636	$6,723,254
LIABILITIES AND EQUITY
Currents Liabilities:
Short-term bank loans	—	247,969
Accounts payables	$18,000	$10,412
Contract liabilities	28,668	121,239
Due to related parties	992,027	—
Accrued expenses and other current liabilities	115,851	158,931
Operating lease liabilities, current	50,825	—
Total Current Liabilities	1,205,371	538,551
Non-current Liabilities
Operating lease liabilities, non-current	104,993	—
Total Non-current Liabilities	$104,993	$—
Total Liabilities	$1,310,364	$538,551
Commitments and contingencies (Note 12)
SHAREHOLDERS’ EQUITY
*Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 4,332,000 and 6,582,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively	433	658
*Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 7,668,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively	767	767
Additional paid-in capital	120,714	6,664,624
Statutory reserves	89,685	89,685
Retained earnings/(Accumulated deficit)	137,737	(522,851)
Accumulated other comprehensive loss	(43,064)	(48,180)
Total Shareholders’ equity	$306,272	$6,184,703
Total Liabilities and Shareholders’ Equity	$1,616,636	$6,723,254

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

PHETON HOLDINGS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts are in USD, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023	For the Year Ended December 31, 2024
Revenues	$679,777	$628,591	$448,196
Cost of revenues	(121,627)	(157,763)	(67,041)
Gross profit	558,150	470,828	381,155
Operating expenses
Selling and marketing	(294,856)	(268,135)	(307,534)
General and administrative	(162,056)	(424,899)	(750,563)
Research and development	(73,717)	(84,474)	(93,324)
Total operating expenses	$(530,629)	$(777,508)	$(1,151,421)
Income (loss) from operations	27,521	(306,680)	(770,266)
Other Income, net
Government subsidy	47,008	48,168	108,309
Other (expense) income, net	(3,502)	(1,996)	23,198
Total Other income, net	43,506	46,172	131,507
Income (loss) before income taxes	71,027	(260,508)	(638,759)
Income tax benefit (expense)	12,953	19,291	(21,829)
Net income (loss)	83,980	(241,217)	(660,588)
Foreign currency translation adjustments, net of nil tax	(83,556)	(9,961)	(5,116)
Total comprehensive income (loss)	$424	$(251,178)	$(665,704)
Calculation:
*Weighted average number of ordinary shares used in per share calculation:	12,000,000	12,000,000	12,721,233
Net income (loss) per ordinary share – Basic and diluted	0.007	(0.020)	(0.052)

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

PHETON HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

   (All amounts are in USD, except for share and per share data, unless otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Statutory	Retained earnings /(Accumulated	Accumulated other comprehensive	Total shareholders’
	*Shares	Amount	*Shares	Amount	capital	reserves	deficit)	income/(loss)	equity
Balance at January 1, 2022	4,332,000	$433	7,668,000	$767	$119,586	$81,287	$701,816	$50,453	$954,342
Net income	—	—	—	—	—	—	83,980	—	83,980
Appropriation to statutory reserve	—	—	—	—	—	8,398	(8,398)	—	—
Dividend paid	—	—	—	—	—	—	(398,444)	—	(398,444)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(83,556)	(83,556)
Balance at December 31, 2022	4,332,000	$433	7,668,000	$767	$119,586	$89,685	$378,954	$(33,103)	$556,322
Capital contribution	—	—	—	—	1,128	—	—	—	1,128
Net loss	—	—	—	—	—	—	(241,217)	—	(241,217)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(9,961)	(9,961)
Balance at December 31, 2023	4,332,000	$433	7,668,000	$767	$120,714	$89,685	$137,737	$(43,064)	$306,272
Capital contribution					72				72
Initial public offering, net	2,250,000	225	—	—	7,795,570	—	—	—	7,795,570
Deferred IPO costs	—	—	—	—	(1,251,507)				(1,251,507)
Net loss	—	—	—	—	—	—	(660,588)	—	(660,588)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(5,116)	(5,116)
Balance at December 31, 2024	6,582,000	$658	7,668,000	$767	$6,664,624	$89,685	$(522,851)	$(48,180)	$6,184,703

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023

PHETON HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts are in USD, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023	For the Year Ended December 31, 2024
Cash flows from operating activities:
Net income (loss)	$83,980	$(241,217)	$(660,588)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation of property and equipment	—	5,333	12,713
Gain on disposal of right-of-use assets	—	—	(16,091)
Amortization of right-of-use assets	54,084	57,801	59,718
Provision for current expected credit losses	15,520	21,517	37,927
Deferred income tax	(2,090)	(19,291)	21,829
Changes in operating assets and liabilities:
Accounts receivable	(281,406)	212,311	(119,984)
Inventories	(63,942)	33,499	(67,545)
Prepayments and other current assets	(23,722)	(2,937)	(29,555)
Other non-current assets	—	1,369	—
Advance to a related party	—	—	(50,000)
Accounts payable	(11,587)	7,061	(7,199)
Accrued expenses and other current liabilities	37,986	19,851	(10,136)
Contract liabilities	137,335	(101,732)	94,698
Income tax payable	(10,863)	—	—
Operating lease liabilities	(51,447)	(57,201)	(40,787)
Net cash used in operating activities	(116,152)	(63,636)	(775,000)
Cash flows from investing activities:
Purchase of property and equipment	—	—	(861)
Net cash used in investing activities	—	—	(861)
Cash flows from financing activities:
Capital contribution	—	1,128	72
Initial public offering			7,795,570
Repayments due from related parties	570,486	—	—
Advances from related parties	513,393	754,061	365,627
Proceeds from bank loans	—	—	258,488
Advances to related parties	(53,487)	—	—
Repayments of due to related parties	(114,459)	(138,400)	(1,281,599)
Repayment to bank loans	—	—	(6,949)
Deferred IPO costs	(439,354)	(396,197)	(418,946)
Dividend paid to shareholders	(398,444)	—	—
Net cash provided by financing activities	78,135	220,592	6,712,263
Effects of exchange rate changes on cash	(26,445)	(1,794)	(4,029)
Net decrease (increase) in cash	(64,462)	155,162	5,932,373
Cash and restricted cash at beginning of the year	136,750	72,288	227,450
Cash and restricted cash at end of the year	$72,288	$227,450	$6,159,823
Cash at end of the year	72,288	217,885	6,159,823
Restricted cash at end of the year	—	9,565	—
Total cash and restricted cash at end of the year	72,288	227,450	6,159,823
Supplemental cash flow information:
Cash paid for interest expense	—	—	9,166
Cash paid for income taxes	$—	$—	$—
Supplemental disclosure of noncash information:
Property and equipment converted from inventory	—	64,204	—
Deferred IPO costs recognized as additional paid-in capital	—	—	1,251,507
Derecognition of ROU assets and lease liabilities	—	—	100,363

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATIONAL AND BASIS OF PRESENTATION

Pheton Holdings Ltd (the “Company” or “Pheton”) was established under the laws of the Cayman Islands on November 2, 2022. The Company has no substantive operations other than holding all of the shares of Pheton BVI Ltd (“Pheton BVI”), which entity was established under the laws of the British Virgin Islands on November 22, 2022.

Pheton BVI is a holding Company holding all of the equity of Pheton (HK) Limited (“Pheton HK”), which was established under the laws of Hong Kong on December 14, 2022.

Pheton HK is a holding company holding all of the equity of Beijing Jinruixi Medical Technology Co., Ltd (“Jinruixi”), which was established under the laws of the People’s Republic of China on March 15, 2023.

Jinruixi acquired the entire equity interests in Beijing Feitian Zhaoye Technology Co., Ltd. (“Beijing Feitian”), which was established under the laws of the People’s Republic of China in 1998, is a healthcare solution provider dedicated to the development and commercialization of treatment software used for brachytherapy.

On March 27, 2023, Pheton completed a reorganization of entities under the common control of its then-existing shareholders, who collectively owned all of the equity interests of Pheton prior to the reorganization. Pheton, Pheton BVI, Pheton HK and Jinruixi were established as the holding companies of Beijing Feitian. All of these entities are under common control which results in the consolidation of Beijing Feitian which has been accounted as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Pheton. The shares and per-share information are presented on a retroactive basis to reflect the re-denomination and nominal issuance of shares effected on March 23, 2023.

Subsidiaries	Date of incorporation	Place of incorporation	Ownership	Principle activities
Pheton (BVI) Ltd	November 22, 2022	British Virgin Islands	100% owned by Pheton	Investment holding
Pheton (HK) Limited	December 14, 2022	Hong Kong	100% owned by Pheton BVI	Investment holding
Beijing Jinruixi Medical Technology Co., Ltd.	March 15, 2023	Mainland China	100% owned by Pheton HK	Investment holding
Beijing Feitian Zhaoye Technology Co., Ltd.	December 17, 1998	Mainland China	100% owned by Jinruixi	Healthcare solution

On September 6, 2024, the Company consummated the initial public offering of 2,250,000 Class A ordinary shares, at a public offering price of $4.00 per share. The gross proceeds to the Company from the offering, before deducting commissions, expense allowance, and expenses, were approximately $9 million. The Company received approximately $7.80 million of offering proceeds after the deduction of $1.2 million for underwriter discounts and other expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove a majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, the realizability of deferred income tax assets and cost of assurance-type warranty. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

The Company is required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Cash

Cash includes cash on hand and demand deposits placed with commercial banks, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Company maintains most of the bank accounts in mainland China.

Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially cash balance in designated bank accounts as security for payment processing. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the term of the security period. Upon maturities of the security period, the bank’s deposits are available for general use by the Company.

Fair value measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs such as quoted prices for identical instruments in active markets;

●	Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, advances to a related party, prepaid expenses and other current assets, accounts payable, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount net of allowance for doubtful accounts. Receivables are considered overdue after 90 days. We review accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances after due date. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, customer payment history, customer’s current creditworthiness, and current economic trends.

As for the year ended December 31, 2023 and 2024, the Company maintains an allowance for credit losses. Starting from January 1, 2023, the Company adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”).” The Company used a modified retrospective approach, and the adoption does not have an impact on our consolidated financial statements. The Company estimates allowances for credit losses using relevant available information from both internal and external sources. In establishing the allowances, management considers historical losses, the financial condition, the accounts receivables aging, the payment patterns and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326, Financial Instruments - Credit Losses. The allowance is based on the current expected credit loss (“CECL”) model, which involves categorizing accounts receivable into age buckets (e.g., less than 1 year, 1 – 2 years and longer than 2 years), assessing the credit loss risk for each category.

Amounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company recognized no written-off amount recognized on accounts receivable for the fiscal years ended December 31, 2023 and 2024.

The Company made provisions for doubtful debts of $15,520, $21,517 and $37,927 for the fiscal years ended December 31, 2022, 2023 and 2024, respectively. The primary customers are public hospitals, with whom the Company had a track record of minimal credit losses in the past. This, along with our assessments of receivable aging, customer creditworthiness, and collection probability, supports our provision for expected credit losses.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost elements of inventories comprise the purchase price of products, and shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the first-in-first-out (FIFO) method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The reserve is equal to the difference between the cost of inventory and the estimated net realizable value based upon the assumptions about future demand and market conditions.

Leases

The Company early adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”) on January 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements. The Company elected the package of practical expedients permitted under the transition guidance within ASC 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. As of December 31, 2024, all the leases of the Company have terms that are less than 12 months. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space leases. At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

In addition, the carrying amount of a lease liability is subject to remeasurement in certain circumstances including lease modifications, changes in the lease term, or changes in the in-substance fixed lease payments. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in consolidated statement of income and other comprehensive income if the carrying amount of the right-of-use asset has been reduced to zero.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2020. Accordingly, the audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company is primarily engaged in the industry of medical instrumental software, with required medical instruments with which such software operates. Our main business during the reporting periods are sales of Particle Implantation Radiotherapy Treatment Planning System (FTTPS), sales of Medical Auxiliary Supplies, and others. No practical expedients were used when adoption ASC 606. Revenue recognition policies for each type of revenue stream are as follows:

Sales of FTTPS:

The Company sells FTTPS with computers, monitors or other medical equipment required by customers’ specific needs. The FTTPS sales contracts are primarily on a fixed price basis, which require the Company to provide core software, a set of hardware as peripherals to operate the software, and related services, including transportation, packaging, installation and training based on customers’ specific needs. The execution timeline of these sales contracts is typically within three months.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The hardware, software and services are considered as a single performance obligation, because the complete functionality required for brachytherapy is achieved only when these components are used in conjunction with one another. The customers cannot benefit from the hardware, software or services alone, but only upon the integration of software, hardware, installation and training. Typically, installation and training can be completed within two days after delivery. Revenue from sales of FTTPS is recognized at a point in time after the Company transferred control of the Company’s products and provided the services, generally upon the customer’s acceptance of the products and services. Beijing Feitian has not entered into any loss contracts to date.

In certain sales agreements, the Company provides an assurance-type warranty to the customers’ warranty. This type of warranty promises to repair or replace a delivered good or service if it does not perform as expected. Since an assurance-type warranty guarantees the functionality of a product, the warranty is not accounted for as a separate performance obligation, and thus no transaction price is allocated to it. Rather, to account for an assurance-type warranty the vendor should estimate and accrue a warranty liability when the promised products or service is delivered to the customer under ASC 460. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the fiscal years ended December 31, 2022, 2023 and 2024 because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

Sales of Medical Auxiliary Supplies:

The Company sells Medical Auxiliary Supplies to customers for the operation of FTTPS system. The promised goods are considered as a single performance obligation because the sales of Medical Auxiliary Supplies are independent and irrelated to sales of FTTPS. Revenue from sales of Medical Auxiliary Supplies is recognized at the point in time when the goods are delivered and the customer has accepted the delivery.

Disaggregated information of revenues by products:

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
Sales of FTTPS	$668,680	$609,348	$369,550
Sales of Medical Auxiliary Supplies	11,097	19,243	78,646
Total revenues	$679,777	$628,591	$448,196

Contract balance

The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Payments received from its customers are based on the payment terms established in its contracts. Such payments are initially recorded to contract liabilities and are recognized into revenue as the Company satisfies its performance obligations. As of December 31, 2023 and 2024, the balance of contract liabilities amounted to $28,668 and $121,239, respectively.

During the years ended December 31, 2022, 2023 and 2024, the Company recognized nil, $132,656 and $28,668 revenue that was included in contract liabilities balance on January 1, 2022, 2023 and 2024, respectively. The Company expected to recognize the entire contract liabilities as of December 31, 2024 as revenue in the next 12 months.

Cost of revenue

The cost of revenue consists primarily of finished goods and personnel-related costs for employees responsible for training, advisory, and technical customer support.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Selling expenses

Selling expenses consist primarily of promotion and advertising expenses, business travel expenses, staff costs, and other daily expenses which are related to the selling and marketing departments. For the fiscal years ended December 31, 2022, 2023 and 2024, advertising expense was $74,725, $2,128 and $nil, respectively.

General and administrative expenses

General and administrative expenses consist primarily of operating lease expenses, salary and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources, and expenses associated with the operation of these functions, such as traveling and general expenses, professional service fees and other related expenses.

Research and Development Expenses

Research and development expenses include outsourcing research expenses, salary, employee benefits, and related expenses for product development.

Income tax and deferred income taxation

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred.

The Company’s operating subsidiary in the PRC is subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 (approximately $14,085). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

No significant penalties or interest relating to income taxes have been incurred for the fiscal years ended December 31, 2022, 2023 and 2024.

Value added tax (“VAT”)

The Company sells goods and renders services within the region of mainland China, and such business activities are subject to Value Added Tax (“VAT”) at 13% on sales. Output VAT on sales are collected from customers as a direct tax included in the contract considerations, and are later submitted to the tax authorities at a net amount after deducting input VAT we paid to suppliers on materials and services we purchased. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in mainland China remain subject to examination by the tax authorities for five years from the date of filing.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income (loss) is reported in the consolidated statements of operations and comprehensive income (loss). Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings (loss) per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2022, 2023 and 2024, there were no dilution impacts.

Foreign currency translation and transactions

The reporting currency of the Company is U.S. dollars (“$”) and the accompanying consolidated financial statements have been expressed in U.S. dollars. The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using the Chinese Yuan (“RMB”), the local currency, as the functional currency. The Company’s consolidated financial statements has been translated into the reporting currency U.S. dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders equity. Gains and losses from foreign currency transactions and balances are included in the results of operations.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	December 31, 2022	December 31, 2023	December 31, 2024
Year-end spot rate	$ 1 = RMB 6.8972	$ 1 = RMB 7.0999	$ 1 = RMB 7.2993
Average rate	$ 1 = RMB 6.7290	$ 1 = RMB 7.0809	$ 1 = RMB 7.1975

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employee benefit expenses

Full-time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salary. The Company has no legal obligation for the benefits beyond the contributions. The Company recognized expenses for employee benefits of $24,934, $38,342 and $42,473, for the fiscal years ended December 31, 2022, 2023 and 2024, respectively.

Statutory reserves

The Company is required to allocate at least 10% of its after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision making-group, in deciding how to allocate resources and in assessing performance.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets. This new guidance was effective for us beginning on this annual report for the year ended December 31, 2024, and applied retrospectively to all prior periods presented. The impact of the adoption of this guidance was not material to our financial position or results of operations, as the requirements impact only segment reporting disclosures in our notes to financial statements.

The Company operates as one operating and reportable segment. All of the Company’s long-lived assets, comprised of property and equipment, are based in China. All of the Company’s revenue was in China for the years ended December 31, 2022, 2023 and 2024, based on the location of the customers.

The Company’s CODM is our Chief Executive Officer. Our CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net income (loss). There is no reconciling items or adjustments between segment income (loss) and net income (loss) as presented in our statements of operations. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in the PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to the concentration of credit risks consist primarily of cash. The Company places its cash in good credit quality financial institutions in mainland China and Hong Kong. The bank deposits, with financial institutions in mainland China and Hong Kong are insured by the government authorities up to RMB500,000 and HKD800,000 per bank, respectively, as of December 31, 2024. The concentration of credit risks with respect to accounts receivable is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is an RMB 500,000 ($70,424) deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not insured by the government authorities with amounts up to were $140,674 and $5,949,269 as of December 31, 2023 and 2024, respectively. As of December 31, 2024, substantially all of the Company’s cash were held by major financial institutions located in Hong Kong, which management believes are of high credit quality.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note1, this may not be indicative of future results.

Major Customers

For the fiscal year ended December 31, 2024, the Company’s top two customers accounted for approximately 15% and 13% of total revenues, respectively. For the fiscal year ended December 31, 2023, the Company’s top three customers accounted for approximately 13%, 11% and 11% of total revenues, respectively. For the fiscal year ended December 31, 2022, the Company’s top three customers accounted for approximately 29%, 24% and 10% of total revenues, respectively. Except for the large customers mentioned above, no other customers of the Company individually contributed more than 10% of the Company’s revenue in the fiscal years ended December 31, 2024, 2023 or 2022.

As of December 31, 2024, the balance due from the top two customers accounted for approximately 17% and 10% of the Company’s total accounts receivable, respectively. As of December 31, 2023, the balance due from the top three customers accounted for approximately 28%, 16% and 13% of the Company’s total accounts receivable, respectively. Except for the customers mentioned above, no other customers of the Company individually contributed more than 10% of the Company’s accounts receivable in the fiscal years ended December 31, 2024 and 2023.

Major Suppliers

For the fiscal year ended December 31, 2024, three major suppliers accounted for approximately 24%, 18% and 17% of the total purchases, respectively. For the fiscal year ended December 31, 2023, three major suppliers accounted for approximately 32%, 20%, 11%, 11% and 11% of the total purchases, respectively. For the fiscal year ended December 31, 2022, three major suppliers accounted for approximately 25%, 16% and 13% of the total purchases, respectively. Except for the principal suppliers mentioned above, no other suppliers of the Company individually contributed more than 10% of the Company’s purchases in the fiscal years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024, one supplier accounted for the balance of all accounts payable. As of December 31, 2023, one supplier accounted for the balance of all accounts payable. Except for the suppliers mentioned above, no other suppliers of the Company individually contributed more than 10% of the Company’s accounts payable in the fiscal years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

i.	New and amended standards adopted by the Company:

The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so. The Company adopted ASU 2023-09 for the year beginning on January 1, 2024. The adoption of ASU 2023-07 does not have a material impact on the Company’s consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ii.	New and amended standards not yet adopted by the Company:

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. The Company adopted ASU 2023-09 for the year beginning on January 1, 2025 and does not expect the updated guidance to have a material impact on its disclosures.

ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), was issued in November 2024, which requires disclosure in the notes to the financial statements, of disaggregated information about certain costs and expenses that are included in expense line items on the face of the income statement. The requirements of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	December 31, 2023	December 31, 2024
Accounts Receivable(i)	$277,670	$388,365
Allowance for current expected credit losses	(71,341)	(106,780)
Accounts receivable, net	$206,329	$281,585

(i)	All accounts receivables are mainly from sales of FTTPS.

The movement of allowance for doubtful accounts is as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2024
Balance at beginning of the year	$(50,850)	$(71,341)
Provision	(21,517)	(37,927)
Exchange rate effect	1,026	2,488
Balance at end of the year	$(71,341)	$(106,780)

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

4. PREPAYMENT AND OTHER ASSETS

The prepayments, other current assets and non-current assets, consisted of the following:

	As of
	December 31, 2023	December 31, 2024
Current:
Recoverable value-added taxes(a)	$28,131	$26,477
Prepayment	11,715	41,863
Others	6,580	490
Prepayments and other current assets	$46,426	$68,830
Non-current:
Deferred offering cost	832,561	—
Deposits(b)	14,468	—
Non-current assets	$847,029	$—

(a)	Recoverable value-added taxes represent the balances that the Company can utilize to deduct its value-added tax liabilities within the next 12 months.
(b)	Deposit mainly represents the refundable deposits to the lessors for the leased office space.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	December 31, 2023	December 31, 2024
Salary and welfare payables	$37,818	$38,011
Deposits from customers	29,578	24,660
Other tax payable	27,296	32,682
Service payable	21,159	39,028
Staff reimbursements	—	24,550
Total	$115,851	$158,931

6. LEASES

Operating leases as lessee

The Company’s leasing activities primarily consist of one operating lease for offices. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

For the fiscal years ended December 31, 2022, 2023 and 2024, the Company incurred operating lease expenses of $65,715, $58,471 and $59,718, respectively. The operating lease expenses were charged to general and administrative expense.

The Company terminated its office leases on December 30, 2024 without penalty for termination and derecognized the lease liability and net right-of-use asset of $116,454 and $100,363, respectively, on the effective date of termination. The gain on this disposal was $16,091 and is recorded within Other income, net in the Consolidated Statements of Operations and Comprehensive Income (Loss).

On December 30, 2024, Beijing Feitian signed a short-term lease agreement with the lessor, Beijing Chaoyang Laiguangying Agricultural and Industrial Corporation, starting from January 1, 2025, with a quarterly rent of RMB77,526 (approximately $10,774). A summary of supplemental information related to operating leases as of December 31, 2023 and 2024 are as follows:

	As of
	December 31, 2023	December 31, 2024
Operating lease right-of-use assets, net	$156,130	$—
Operating Lease liabilities, current	50,825	—
Operating Lease liabilities, non-current	104,993	—
Total operating lease liabilities	$155,818	$—
Remaining lease terms	2.75 years	—
Discount rate	4.75%	—

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

6. LEASES (cont.)

Cash flow information related to operating leases consists of the following:

	As of
	December 31, 2022	December 31, 2023	December 31, 2024
Cash paid for amounts in the measurement of lease liabilities	$51,447	$57,201	$46,174
Derecognition of ROU assets and lease liabilities	$—	$—	$100,363

7. SHORT-TERM BANK LOANS

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	As of
	December 31, 2023	December 31, 2024
Beijing Rural Commercial Bank(a)	$—	$136,999
Bank of Nanjing(b)	—	110,970
Total	$—	$247,969

(a)	On March 22, 2024, the Company entered into a loan agreement with Beijing Rural Commercial Bank to obtain a loan of $136,999 (or RMB1,000,000) for the period from March 22, 2024 to March 22, 2025 with an annual interest rate of 4.95%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans.
(b)	On April 16, 2024, the Company entered into a loan agreement with Bank of Nanjing to obtain a loan of $110,970 (or RMB810,000) for the period from April 28, 2024 to April 15, 2025 with an annual interest rate of 5.3%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Jianfei Zhang, the Chairman of the Board of Directors and Chief Executive Officer of the Company, together with Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans.

8. INCOME TAX EXPENSE

Corporation Income Tax (“CIT”)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Company’s subsidiary incorporated in BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the BVI company to its respective shareholder, no BVI withholding tax will be imposed.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

8. INCOME TAX EXPENSE (cont.)

Hong Kong, PRC

Under the current Hong Kong Inland Revenue Ordinance, a two-tier corporate income tax system was implemented in Hong Kong, which is 8.25% for the first HK$2.0 million taxable income, and 16.5% for the subsequent taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. The Company did not make any provision for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

Mainland, PRC

Under the Enterprise Income Tax (“EIT”) Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments.

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2022, 2023 and 2024, the PRC subsidiaries are qualified small and low-profit enterprises, as such term is defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

The following table presents the provision for income taxes from continuing operations:

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
Income tax (benefit)/ expense:
Current income tax benefit	$(10,863)	$—	$—
Deferred income tax (benefit)/expense	(2,090)	(19,291)	21,829
Total	$(12,953)	$(19,291)	$21,829

1)	Current tax

Reconciliation from operating profit to current income tax expenses:

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
Profit/(loss) before income tax	$71,027	$(260,508)	$(638,759)
PRC statutory income tax rate	25%	25%	25%
Income tax expense/(benefit) computed at the PRC statutory tax rate	17,757	(65,127)	(159,690)
Effect of true-up on NOL	(10,863)	—	11,107
Effect of preferential tax rate	(15,982)	52,102	140,453
Additional deduction for R&D expenses	(4,128)	(3,634)	(1,913)
Non-deductible expenses	263	164	1,839
Changes in valuation allowance			30,033
Impact of changes in tax rates	—	(2,796)	—
Income tax (benefit)/ expense	$(12,953)	$(19,291)	$21,829
Effective tax rates	(18.24)%	7.41%	(3.42)%

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

8. INCOME TAX EXPENSE (cont.)

2) Deferred tax

The significant components of deferred tax assets and liabilities were as follows:

	As of
	December 31, 2023	December 31, 2024
Deferred tax assets:
Allowance for credit loss	$3,567	$5,339
Operating lease liabilities	7,791	—
Net operating loss carried forward	18,572	24,268
Total deferred tax assets	29,930	29,607
Less: valuation allowance	—	(29,607)
Total deferred tax assets, net of valuation allowance	29,930	—
Net off against deferred tax liabilities	(7,806)	—
Deferred tax assets, net	22,124	—
Deferred tax liabilities:	—
Operating lease right-of-use assets	(7,806)	—
Total deferred tax liabilities	(7,806)	—
Net off against deferred tax assets	7,806	—
Deferred tax liabilities, net	$—	$—

The changes related to valuation allowance are as follows:

	As of
	December 31, 2023	December 31, 2024
Balance at beginning of the year	$—	$—
Additions	—	29,607
Reversals	—	—
Balance at beginning of the year	$—	$29,607

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. Total net operating losses (NOLs) carryforwards of the Company’s subsidiaries in mainland China is $366,301 and $485,349 as of December 31, 2023 and 2024, respectively. As of December 31, 2024, net operating loss carryforwards from PRC will expire in calendar years 2025 through 2029, if not utilized.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

Under the applicable accounting standards, for the year of 2023, the Company has not established any valuation allowances for deferred tax assets as the Company determined it was more likely than not that the deferred tax assets would be realized before expiration.

In 2024, the management has considered the Company’s history of losses and the uncertainty of profitability due to market fluctuations, and concluded that it is more likely than not that the Company will not generate future taxable income to realize its deferred tax assets.

Accordingly, as of December 31, 2023 and 2024, a $nil and $29,607 valuation allowance has been established respectively.

3) Uncertain Tax Position

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2023 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of December 31, 2024, the tax years ended December 31, 2019 through 2023 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

9. RELATED PARTY AND TRANSACTION AND BALANCES WITH RELATED PARTIES

The table below shows the major related parties and their relationships with the Company as of December 31, 2022, 2023 and 2024:

Name of related parties	Relationship with the Company
Mr. Jianfei Zhang	Controlling shareholder and CEO of the Company
Jinxu (Hainan) Investment Partnership (Limited Partnership)	The entity wholly owns MIGHTY (BVI) LTD, which is a shareholder of the Company

Balances with related parties

As of December 31, 2023 and 2024, the balances with related parties were as follows:

	As of
	December 31, 2023	December 31, 2024
Advance to a related party
Mr. Jianfei Zhang(a)	$—	$50,000

Due to related parties
Mr. Jianfei Zhang(b)	985,043	—
Jinxu (Hainan) Investment Partnership (Limited Partnership) (b)	6,984	—

(a)	The Company advanced fund to Mr. Jianfei Zhang, our CEO, to serve as the petty cash fund for business-related expenses, such as business trips and other costs associated with supporting our business expansion.
(b)	The balance represents the advance funds from related parties for daily operational purposes. The funds are interest-free, unsecured and repayable on demand.

10. SHAREHOLDER’S EQUITY

Ordinary shares

The Company’s authorized share capital is $50,000, divided into 500,000,000 ordinary shares consisting of 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, par value $0.0001 per share. On March 23, 2023, the Company had 4,332,000 Class A ordinary shares and 7,668,000 Class B ordinary shares, issued and outstanding, respectively. On September 6, 2024, the Company consummated the initial public offering of 2,250,000 Class A ordinary shares. Ordinary shares outstanding after this issuance included 6,582,000 Class A ordinary shares and 7,668,000 Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights, except each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. The Class A ordinary shares are not convertible into shares of any other class. Upon any direct or indirect sale, transfer, assignment or disposition, the Class B ordinary shares will be automatically and immediately convertible into Class A ordinary shares on a one-to-one basis.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws amounted to approximately $89,685 and $89,685 as of December 31, 2023 and 2024, respectively.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

10. SHAREHOLDER’S EQUITY (cont.)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Beijing Feitian only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Beijing Feitian. The Company is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of December 31, 2023 and 2024, the Company had net assets restricted in the aggregate, which include additional paid-in capital and statutory reserve of the Company’s PRC subsidiary that are included in the Company’s consolidated net assets, of approximately $211,599 and $458,016, respectively.

11. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per ordinary share for the fiscal years ended December 31, 2022, 2023 and 2024, respectively.

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
Numerator:
Net income (loss) attributable to ordinary shareholders	$83,980	$(241,217)	$(660,588)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	12,000,000	12,000,000	12,721,233
Net income (loss) per share – basic and diluted	$0.007	$(0.020)	$(0.052)

12. COMMITMENTS AND CONTINGENCIES

The Company is subject to some legal proceedings in the ordinary course of its business with respect to its commercial relationships, all of which have been settled by the Company. In the opinion of management, such proceedings did not result in a material adverse effect on the Company’s financial condition.

The Company accrues for loss contingencies when it is deemed probable that a loss has been incurred and that loss is estimable. While uncertainty exists, the Company does not believe there are any pending legal proceedings that would have a material impact on the Company’s financial position, cash flows or results of operations.

13. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2024 up through the date of the issuance of these consolidated financial statements. The Company concluded that no material subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

14. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Rule 4-08 (e)(3) of Regulation S-X, “General Notes to Financial Statements” and concluded that it was applicable to the Company; and, therefore, the financial statements for the parent company are included herein.

The Company did not pay any dividend to the shareholders for the periods presented. For presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “Income from subsidiary”. Certain information and footnote disclosures are generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

14. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

CONDENSED BALANCE SHEETS

	December 31, 2023	December 31, 2024
Assets
Current assets
Cash	2,324	6,052,260
Advance to related party	—	50,000
Prepayments and other current assets	3,123	5,000
Total current Assets	5,447	6,107,260
Non-current assets
Investment in subsidiary	$307,050	$145,380
Total Non-current assets	307,050	145,380
Total Assets	$312,497	$6,252,640
Liabilities and Equity
Current liabilities
Due to subsidiary	6,225	67,937
Total Current liabilities	6,225	67,937
Total Liabilities	$6,225	$67,937
COMMITMENTS AND CONTINGENCIES
Shareholders’ Equity
*Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 4,332,000 and 6,582,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively	$433	$658
*Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 7,668,000 shares issued and outstanding as of December 31, 2023 and 2024	767	767
Additional paid-in capital	120,714	6,664,624
Statutory reserves	89,685	89,685
Retained earnings/(Accumulated deficit)	137,737	(522,851)
Accumulated other comprehensive loss	(43,064)	(48,180)
Total Shareholders’ equity	$306,272	$6,184,703
Total Liabilities and Shareholders’ Equity	$312,497	$6,252,640

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

14. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
General and administrative expenses	—	(100)	(269,169)
Loss from operations	—	(100)	(269,169)
Other income (loss)	—	(1,806)	15,135
Income (loss) from subsidiaries	$83,980	$(239,311)	$(406,554)
Net income (loss)	83,980	(241,217)	(660,588)
Foreign currency translation adjustments	(83,556)	(9,961)	(5,116)
Comprehensive Income (Loss)	$424	$(251,178)	$(665,704)

PHETON HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

14. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$83,980	$(241,217)	$(660,588)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Prepaid expenses and other current assets	—	(3,123)	1,877
Due from related party	—	—	50,000
Due to subsidiary	—	—	(61,712)
Equity income (loss) of subsidiary	(83,980)	239,311	406,554
Net cash used in operating activities	—	(5,029)	(263,869)
CASH FLOWS FROM OPERATING ACTIVITIES
Purchase of Long-term investments in subsidiary	—	—	(250,000)
Net cash used in investing activities	—	—	(250,000)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	—	1,128	72
Initial public offering	—	—	7,795,570
Repayments of due to related parties	—	—	(930,000)
Deferred IPO costs	—	—	(301,837)
Advances from related parties	—	6,225	—
Net cash provided by financing activities	—	7,353	6,563,805
CHANGES IN CASH
Net increase in cash	—	$2,324	$6,049,936
Cash at beginning of the year	—	—	2,324
Cash at end of the year	$—	$2,324	$6,052,260