Form 20-F
period 2025-12-31
iTonic Holdings Ltd
filed 2026-03-30
CIK 1970544

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from      to

Commission file number: 001-42263

iTonic Holdings Ltd

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 405, LongHu Hailanyinqing Industrial Park, Building 6

No. 8 Beiyuan Xiaojie, Chaoyang District, Beijing, China

(Address of principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	ITOC	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 9,382,000 Class A ordinary shares, par value $0.0001 per share, and 7,668,000 Class B ordinary shares, par value $0.0001 per share, were issued and outstanding as of December 31, 2025.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Beijing Feitian,” “PRC operating entity” and “our operating entity” are to Beijing Feitian Zhaoye Technology Co., Ltd., a PRC limited liability company, which is wholly owned by Jinruixi;

●	“brachytherapy” are to a form of radiation therapy or radiotherapy that involves placing radioactive sources or seeds inside or near the tumor to deliver a high dose of radiation directly to the cancerous tissue while minimizing exposure to surrounding healthy tissues;

●	“CAGR” are to compound annual growth rate;

●	“China” or the “PRC” are to the People’s Republic of China, and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;

●	“Class A Ordinary Shares” are to our Class A ordinary shares, par value $0.0001 per share;

●	“Class B Ordinary Shares” are to our Class B ordinary shares, par value $0.0001 per share;

●	“Class II medical devices” are to the medical devices with moderate risks, which shall be strictly controlled and administered to ensure their safety and effectiveness defined by the National Medical Products Administration of the PRC under the Regulation on the Supervision and Administration of Medical Devices (2021 Revision);

●	“Class III medical devices” are to the medical devices with relatively high risks, which shall be strictly controlled and administered through special measures to ensure their safety and effectiveness, as defined by the National Medical Products Administration of the PRC under the Regulation on the Supervision and Administration of Medical Devices (2021 Revision);

●	“CT” or “computerized tomography” are to a type of scan that makes use of computer processed combinations of many X-ray images taken from different angles to produce cross-sectional tomographic images of specific areas of a scanned object, which can be used for the examination of multiple diseases;

●	“FTTPS” are to Feitian Treatment Planning Software, our lead product, which is a treatment planning system used for making treatment plans for radioactive particle implantation, which has broad clinical indications for the treatment of multiple malignant solid tumors throughout the body.

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

●	“Jinruixi” are to Beijing Jinruixi Medical Technology Co., Ltd., a PRC limited liability company incorporated on March 15, 2023, which is wholly owned by Pheton HK;

●	“Medical Auxiliary Supplies” are to supplies used in brachytherapy treatment, such as implant guns, body supporting stents, 3D printing molds, and immobilization devices that hold patients in place, etc.;

●	“MRI” are to magnetic resonance imaging, a type of scan that uses strong magnetic fields and radio waves to produce detailed images of the inside of the body;

●	“oncology” are to a branch of medicine that addresses with the prevention, diagnosis, and treatment of cancer;

●	“ordinary shares” are, collectively, to our Class A Ordinary Shares and Class B Ordinary Shares, par value $0.0001 per share;

●	“iTonic” and “our Company” are to iTonic Holdings Ltd, our holding company, a Cayman Islands exempted company incorporated in the Cayman Islands on November 2, 2022, and its predecessor;

●	“Pheton BVI” are to Pheton (BVI) Ltd, a limited liability company incorporated in BVI on November 22, 2022, which is wholly owned by Pheton;

ii

●	“Pheton HK” are to Pheton (HK) Limited, a limited liability company incorporated in Hong Kong on December 14, 2022, which is wholly owned by Pheton BVI;

●	“radioactive particle implants” are to one of the techniques used in brachytherapy to deliver radiation to a tumor, in which technique, small radioactive particles or seeds are placed directly into the tumor or the surrounding tissue using a needle or catheter;

●	“radiation therapy” and “radiotherapy” are to a treatment that uses high-energy radiation from x-rays, gamma rays, neutrons, protons, and other sources to kill cancer cells and shrink tumors, which radiation may come from a machine outside the body (external beam radiation therapy), or from radioactive material placed in the body near cancer cells (internal radiation therapy or brachytherapy);

●	“Relevant Jurisdiction” are to a jurisdiction that (i) has a jurisdictional nexus with the issuer or its securities, as determined by the SEC, and (ii) either (a) the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in the jurisdiction, or (b) the SEC determines that, based on material considerations, it is not reasonably possible to obtain or use in an investigation or inspection in the jurisdiction;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Special Resolution” are to a resolution of a general meeting or a resolution of a meeting of the holders of any class of shares in a class meeting duly constituted in accordance with iTonic’s articles of association, as amended from time to time, in each case passed by a majority of no less than two-thirds of members who (being entitled to do so) vote in person or by proxy at that meeting;

●	“Treatment planning system” or “TPS” are to a system/software used in radiotherapy to pre-plan the actual treatment plan for the patient based on the patient’s diagnostic images, to give the three-dimensional positioning of the tumor, to give the mode of operation of the treatment machine and the corresponding patient’s positional data, and to give other means of correction in the course of dose implementation;

●	“U.S. dollars,” “$,” “USD,” and “dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to accounting principles generally accepted in the United States;

●	“we,” “us,” and “our” are to iTonic and/or its consolidated subsidiaries; and

●	“WFOE” are to wholly-foreign owned enterprise.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2024 and 2025, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2025. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. Certain dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2025	2024	2023
At the end of the year - RMB	$1 = RMB 6.9931	$1 = RMB 7.2993	$1 = RMB 7.0999
Average rate for the year - RMB	$1 = RMB 7.1875	$1 = RMB 7.1957	$1 = RMB 7.0809

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

As of the date of this annual report, Beijing Feitian has received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China. Such licenses and permissions include a Business License, Class II Medical Device Operation Filing Certificate, Class III Medical Device Operation License, Class I Medical Device Production Record Certificate, and Class III Medical Device Production License. See “Item 4. Information on the Company - B. Business Overview - Licenses and Certificates” for details. Beijing Feitian plans to apply to renew its certificates and licenses in a timely manner before the respective expiration dates.

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

The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our securities. We may also be required to obtain additional permissions from PRC authorities to operate our business and to offer securities to foreign investors.

A substantial part of our business is conducted through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries in China, including the medical device registration certificate, multiple medical device record certificates, the Class III Medical Device Production License and the Class III Medical Device Operation License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the services in the future.

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, for this offering; (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, as we do not fall into the category of operators of “critical information infrastructure” or data processors that affect or may affect national security, nor do we process personal information of more than one million users; and (iii) have not been notified by nor have we received any inquiry from any PRC authority that we are required to obtain such permissions.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

If any of our Company, our subsidiaries do not receive or maintain the requisite permissions or approvals for our operations, or inadvertently conclude that such permissions or approvals are not required, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including imposing fines, confiscating our incomes and products that are deemed to have been obtained through illegal operations, and discontinuing or restricting our operations. It could result in substantial additional costs, adversely affect our ability to conduct our business, compete with other companies, our financial performance and negatively affect investors’ confidence in our financial performance and business prospects. Even if such permissions or approvals are ultimately granted, we may not successfully maintain or renew them and they may be withdrawn. Since applicable laws, regulations, or interpretations for the permissions or approvals may change and we may be required to obtain additional permissions or approvals in the future, we cannot assure you that we may obtain such permissions or approvals in a timely manner, or at all. It could result in a material change in our operations and we may be required to recall some of our current or future products, or even to partially suspend or totally shut down our production. In addition, regulatory changes may relax certain requirements that could benefit our competitors or lower market entry barriers and increase competition. Furthermore, it could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

As the CSRC determines that we need to complete the required filing procedures for any such subsequent securities offerings in the same overseas market where we have previously offered and listed securities, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete required filing or other administrative procedures for any future offshore securities offering or other financing activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or other administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing or other administrative procedures for any future offshore securities offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any future offshore securities offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete any future offshore securities offering. The CSRC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt any future offshore securities offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our shares.

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

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Item 4. Information on the Company - B. Business Overview - Regulations - Regulations relating to Employment and Social Welfare - Regulations on Social Insurance and Housing Provident Fund.” Commencing July 2024 and as of the date of this annual report, Beijing Feitian has made adequate social insurance and housing fund contributions for all its employees. If Beijing Feitian fails to make adequate social insurance and housing fund contributions in the future, according to the Social Insurance Law, it may be required to make up the social insurance contributions as well as to pay late fees at a rate of 0.05% per day of the outstanding amount for each day of delay. For failure to make the adequate housing provident fund contributions, Beijing Feitian may be ordered by the competent authorities to make such contributions within the prescribed time and any delay in doing so may subject Beijing Feitian to a court order to make up the contributions. As of the date of this annual report, Beijing Feitian has not received any notice or demand from any other relevant authority of the PRC government, and Beijing Feitian has not been subject to any administrative penalties, material litigation or legal proceedings, or notifications of any material employee complaints, labor disputes with respect to social insurance and housing provident fund contributions. Given the situations detailed above, the Company believes the probability of such requirements is remote. Beijing Feitian expects to comply as necessary and pay any shortfall within a prescribed time period if demanded by the relevant government authorities and make contributions to social insurance for all employees when required. Nevertheless, should Beijing Feitian be required to make full contributions to the social insurance and/or housing funds in the future, and is subject to late fees and\or fines pertaining to underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission (the “SASAC”), the State Administration of Taxation (the “SAT”), the State Administration of Industry and Commerce (the “SAIC”), the CSRC, and the SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that shall obtained an approval from MOFCOM, in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. See “Item 4. Information on the Company - B. Business Overview - Regulations - M&A Rules and Regulation on Overseas Listings.”

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

Notwithstanding the foregoing, the Company’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Our auditor prior to November 28, 2025, Marcum Asia CPAs LLP (“Marcum Asia”), had been inspected by the PCAOB on a regular basis in the audit period, and our new auditor, Fortune CPA (“Fortune”), as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Fortune is headquartered in Garden Grove, California, and is inspected by the PCAOB on a regular basis. Neither of Marcum Asia or Fortune is subject to the determinations issued by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offerings and we cannot assure you whether the national securities exchange or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our Class A Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. As a result, the risks mentioned above have been heightened.

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

We rely mostly on the commercialization of FTTPS to generate revenue, and we expect to generate a majority of our revenue in the future from sales of FTTPS. In order to successfully commercialize FTTPS, we need to continuously expand our marketing efforts to develop new relationships and expand existing relationships with customers, to receive clearance or approval for FTTPS in additional countries, to achieve and maintain compliance with all applicable regulatory requirements and to develop and commercialize new features for FTTPS.

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

The quality and safety of our products are critical to our success. Quality and safety are always our core values, as medical devices are directly or indirectly used for treatment on the human body and thus essential to human health. The quality of our products is critical to the success of our business, and such quality, to a large extent, depends on the effectiveness of our quality control system. Beijing Feitian does not engage in any manufacturing activities itself, but purchases its medical products from third-party suppliers instead. For the fiscal years ended December 31, 2023, 2024 and 2025, Beijing Feitian has 17, 22 and 22 suppliers, respectively, including one supplier located in the U.S. and the remainder of which are located in the PRC. For more information about large suppliers, see “Item 4. Information on the Company - B. Business Overview - Manufacturing and Supply.” To maintain the quality and safety of products, Beijing Feitian has developed a rigorous quality control system that enables monitoring at each stage of the production process, from procurement to packaging and from warehouse to delivery. Yet, maintaining consistent product quality depends significantly on the effectiveness of this quality control system, which in turn depends on a number of factors, including, but not limited to, the design of the quality control system, employee training to ensure that our employees adhere to and implement such quality control policies and procedures, and the effectiveness of monitoring any potential violation of such quality control policies and procedures. However, we still cannot eliminate all risks of errors, defects or failures. We may fail to detect or cure defects as a result of a number of factors, many of which are outside our control, including, but not limited to:

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

We consider the competition for the FTTPS to be existing TPS, particularly for brachytherapy. According to data from the National Medical Products Administration of the PRC, as of the date of this annual report, there are 6 TPS products for brachytherapy that have been approved for marketing in China. Among them, there are 3 TPS products specifically approved for radioactive particle implantation, which is a kind of technique of brachytherapy, including five domestic products and two imported products. Except for existing competitors, some companies with greater name recognition, greater operating revenues, larger customer bases, longer customer relationships, and greater financial, technical, personnel and marketing resources than us may enter into our industry segment and be our potential competitor. If they do, these companies may be better positioned than we are to spend more aggressively on research and development, marketing, sales and other product initiatives. Beijing Feitian’s current competitors or other companies may at any time develop new products for the treatment of tumors. If Beijing Feitian is unable to develop products that compete effectively against the products of existing or future competitors, our net revenue could decline. Some of Beijing Feitian’s competitors may compete by changing their pricing model or by lowering the price of their conventional radiation therapy systems or ancillary supplies. If these competitors’ pricing techniques are effective, it could result in downward pressure on the price of radiation therapy systems. If Beijing Feitian is unable to maintain or increase its selling prices in the face of competition, it may not improve our gross margins. Although Beijing Feitian is continuously growing its customer base, there is no assurance that we will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition, and results of operations.

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

Despite not having its own manufacturing facilities or engaging in manufacturing activities, Beijing Feitian still faces potential legal liability due to the nature of its business. For example, customers may assert legal claims against Beijing Feitian in connection with personal injuries or illnesses related to the use of medical devices sold by Beijing Feitian. In recent years, the PRC government, media outlets, and public advocacy groups have been increasingly focused on consumer protection, making it important for companies such as Beijing Feitian and its suppliers to prioritize the quality and safety of products sold in the PRC. If Beijing Feitian sells defective products, it may be held liable for compensation and penalties associated with consumer protection laws. In addition, it may also be held responsible for other kinds of losses caused by its suppliers or other business partners who fail to comply with applicable PRC product quality rules and safety regulations. Although Beijing Feitian may have recourse to the responsible parties for indemnity, its reputation could still be adversely affected. For more details, see “Item 4. Information on the Company - B. Business Overview - Regulation - Regulation on Product Quality and Consumer Protection.”

Any claims and lawsuits could also divert management’s time and attention away from our business and result of operations, regardless of the merits of the claims. In some instances, we may be elected or forced to pay substantial damages if Beijing Feitian is unsuccessful in its efforts to defend against these claims, which could harm our financial condition and results of operations. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to medical device quality and safety, commercial, labor, employment, securities or other matters, which could also adversely affect our reputation and results of operations. We do not carry business liability insurance or disruption insurance insuring the potential losses as aforementioned. See “Item 3. Key information - D. Risk factors - Risks Relating to Our Business and Operations - The PRC operating entity has no business liability or disruption insurance, which could expose the PRC operating entity to significant costs and business disruption.”

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

The cost, availability, and quality of the principal supplies, such as our Medical Auxiliary Supplies sold to customers, are essential to our operations. There were certain suppliers individually represented more than 10% of our total purchases for the fiscal years ended December 31, 2023, 2024 and 2025. Substantially all costs and expenses were attributed to suppliers located in China or the United States. See “Item 4. Information on the Company - B. Business Overview - Manufacturing and Supply - Supply Chain” for details of these major suppliers. While a significant portion of Beijing Feitian’s annual purchases is attributed to two suppliers, we have worked to ensure that Beijing Feitian is not overly reliant on them. We have not guaranteed any minimum purchase amount to any large suppliers and have proactively sought to locate and qualify additional manufacturers to introduce redundancies into the supply chain. While we believe that we have established healthy and stable relationships with these large suppliers through years of cooperation, factors such as policy changes, market price fluctuations, or other unforeseen circumstances may lead to an increase in the cost of supplies, potentially affecting our financial performance. Additionally, supply shortages, delays, interruptions, or failures in timely delivery could disrupt our operations and negatively impact our financial results.

Furthermore, we have limited control over the operations of our third-party suppliers and other business partners. Any significant interruption in such suppliers and business partners’ operations may have an adverse impact on our operations, leading to delays or termination of shipments of supplies to us and causing damage to our customer relationships. While we believe that we could establish alternate sources of supplies, there is no assurance that these replacement suppliers will provide the necessary quantities, quality, or prices as required. Any shortage in supplies, deficiency in quality, or increase in prices could harm our reputation, financial condition, and results of operations. Failure to adequately address the impact of interruptions of operations of these third-party suppliers could materially and adversely affect our business operations and financial results.\

Changes in general economic conditions, geopolitical conditions, U.S.-China trade relations and other factors beyond the Company’s control may adversely impact our business and operating results.

Our operations and performance depend significantly on global and regional economic and geopolitical conditions. Adverse developments in these areas—particularly in U.S.-China relations—could materially affect our business, financial condition, results of operations, or cash flows.

In recent years, escalating trade tensions between the United States and China have resulted in the imposition of tariffs, export controls, and other trade barriers. These measures have increased the cost of doing business, disrupted supply chains, and created uncertainty for companies operating across borders. If such trade restrictions continue or intensify, they may negatively impact our ability to serve customers, manage costs, or maintain competitive pricing.

As of October 2025, U.S.-China trade tensions have sharply escalated, with the U.S. announcing 100% tariffs on all Chinese imports effective November 1, 2025, in response to China’s new export controls on rare earth minerals. China has retaliated with its own restrictions and port fees targeting U.S. vessels. These developments mark a significant intensification of the ongoing trade war, disrupting global supply chains, increasing costs for businesses, and contributing to market volatility. The situation remains fluid, with a potential meeting between U.S. and Chinese leaders at the upcoming APEC Summit offering a possible, though uncertain, path toward de-escalation.

In addition to trade-related risks, a number of other economic and geopolitical factors could also adversely affect our operations, including:

●	instability in political or economic conditions, including but not limited to inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, particularly in emerging markets;

●	intergovernmental conflicts or actions, including but not limited to armed conflict, trade wars, retaliatory tariffs, and acts of terrorism or war; and

●	interruptions to the Company’s business with its largest customers, distributors and suppliers resulting from but not limited to, strikes, financial instabilities, computer malfunctions or cybersecurity incidents, inventory excesses, natural disasters or other disasters such as fires, floods, earthquakes, hurricanes or explosions.

Any of the foregoing or similar factors could result in reduced demand for our services which, in turn, could have material adverse effects on our business and results of operations.

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

For the fiscal years ended December 31, 2023, 2024 and 2025, our major supplier, SSGI Asia, Inc., located in the U.S., accounted for 11%, 24% and nil of our total purchases, respectively. The Company made no purchases from SSGI Asia, Inc. during the fiscal year ended December 31, 2025. The Company may, however, resume such purchases in future periods. Therefore, any escalation in U.S. tariffs or trade restrictions, particularly those affecting Chinese imports, could result in higher costs, reduced profitability, or supply chain disruptions for us.

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

Maintaining existing customers and developing new customers have been essential to our success. Although Beijing Feitian is not heavily dependent on one or two customers during its history of operations, revenues are generated from some of Beijing Feitian’s large customers. For the fiscal year ended December 31, 2023, Beijing Feitian’s top three customers accounted for 13%, 11% and 11%, respectively, of revenue. For the fiscal year ended December 31, 2024, Beijing Feitian’s top two customers accounted for 15% and 13%, respectively, of our total revenue. For the fiscal year ended December 31, 2025, Beijing Feitian’s top two customers accounted for 26% and 25%, respectively, of our total revenue. Except for the large customers mentioned above, none of the other customers individually contributed more than 10% of the Company’s revenue in the fiscal years ended December 31, 2023, 2024 or 2025. Most of Beijing Feitian’s large customers do not have any obligation to purchase additional products from Beijing Feitian. Therefore, there can be no assurance that any of Beijing Feitian’s large customers will continue to purchase products at levels comparable to previous years. Although Beijing Feitian’s products are mostly sold one time to new customers with limited repurchases, a substantial loss or reduction in Beijing Feitian’s existing large customers could adversely affect future revenues and earnings and in turn, adversely affect our business, financial condition, and results of operations.

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

Beijing Feitian’s customers who purchase products typically make contract payments in stages along with the installation, acceptance, and commissioning of the equipment. Generally, 10% of payments will be taken as a quality assurance deposit, which will be paid after the termination of the quality assurance period or 12-24 months after the equipment’s normal operation. If Beijing Feitian misses targeted installments or its customers do not work towards completing installation or acceptance, Beijing Feitian’s receipt of payments and our operating cash flows could be impacted. In addition, if customers do not adhere to payments terms, our operating cash flows could be impacted in any given period. Due to these fluctuations in operating cash flows and other potential fluctuations, you should not rely upon our operating results in any particular period as an indication of future performance.

In addition, our whole business depends on Beijing Feitian’s ability to successfully obtain payment from customers of the amounts they owe us for products sold. As of December 31, 2023, 2024 and 2025, our accounts receivable balance amounted to approximately $206,329, $281,585 and $288,456, respectively. If we are unable to collect our accounts receivable on a timely and consistent basis, our cash flows and access to operating capital could be adversely affected.

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

In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2025 and in the course of auditing our consolidated financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm identified three material weakness in our internal control over financial reporting as of December 31, 2025, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB). The PCAOB has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

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

Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See “Item 15. Controls and Procedures- Disclosure Controls and Procedures.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

As of the date of this annual report, while the majority of our operations are in China, the inflation in China has not materially affected our results of operations. However, in the event of inflation intensifying in China, we may be compelled to raise the price level of our products and services, while our costs and operating expenses may also increase. Our profit margin would then depend on our ability to pass on the additional costs to our customers. Rising inflation levels may also impact the willingness and ability of customers to pay for our offerings, reducing demand and negatively affecting our financial results and condition. While inflation in China has not materially affected our operations as of the date of this annual report, we remain vigilant about potential future inflationary pressures and their impact on our business and financial performance.

The development and integration of artificial intelligence in our products may present significant risks.

As part of our continued investment in research and development, we plan to incorporate artificial intelligence (“AI”) features into our products, including the AI recognition feature within our FTTPS system aimed at identifying malignant tumors and sensitive structures surrounding them. However, we do not plan to utilize open-source AI as of the date of this annual report. See “Item 4. Information on the Company - B. Business Overview - Our Growth Strategies - Continue to invest in research and development.” While we believe that these innovations will improve the quality and accuracy of FTTPS, there are inherent risks associated with the development and integration of AI technology.

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

Investors in our Class A Ordinary Shares are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. iTonic Holdings Ltd is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China. Such structure involves unique risks to investors in our Class A Ordinary Shares. Investors may never directly hold equity interests in our subsidiaries with substantive operations. We also cannot assure you that the Chinese regulatory authorities will not disallow such a structure. If the Chinese regulatory authorities disallow the structure, it would likely result in a material change in our operations and cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

Because of the significant ownership of our Class B Ordinary Shares and combined voting powers, our Chief Executive Officer has substantial control over our business, and his interests may differ from our interests or those of other shareholders.

As of the date of this annual report, our Chief Executive Officer, Mr. Jianfei Zhang, controls approximately 94.24% of the combined voting power of our equity interests through the Class B Ordinary Shares held by ZJW (BVI) LTD and BANYAN (BVI) LTD. Mr. Jianfei Zhang will, for the foreseeable future, have significant influence over corporate management and affairs, and will be able to control virtually all matters requiring shareholder approval so long as Mr. Jianfei Zhang owns a majority of the combined voting power of our outstanding equity interests. Mr. Jianfei Zhang is able to, subject to applicable law, elect a majority of the members of our board of directors and control actions to be taken by us and our board of directors, including amendments to our articles of incorporation and approval of significant corporate transactions, including, among other matters, mergers and sales of substantially all of our assets, as well as incurrence of indebtedness by us. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional shares, implement share repurchase programs, declare dividends and make other decisions. It is possible that the interests of Mr. Jianfei Zhang may in some circumstances conflict with our interests and the interests of our other shareholders, including you. For additional information about our relationships with Mr. Jianfei Zhang, you should read the information under the headings “Item 6. Directors, Senior Management and Employees-E. Share Ownership” and “Item 7. Related Party Transactions - Material Transactions with Related Parties.”

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

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and subject to limitations under applicable law. Therefore, you are not likely to receive any dividends on your Class A Ordinary Shares for the foreseeable future, and the success of an investment in our Class A Ordinary Shares will depend upon any future appreciation in its value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of our Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which our shareholders have purchased our Class A Ordinary Shares. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy.”

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information-E. Taxation-Material United States Federal Income Tax Considerations-Passive Foreign Investment Company (“PFIC”) Consequences.”

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

The sale of our Class A ordinary shares in the recent private placement was at a price significantly below the recent market price, which could cause the market price of our shares to decline and will result in substantial dilution to existing shareholders.

On March 23, 2026, we entered into a subscription agreement with certain investors for the March 2026 Private Placement to sell 100,000,000 of our Class A ordinary shares at a purchase price of $0.2 per share. This purchase price represents a significant discount to the recent market price of our Class A ordinary shares. For example, the closing price of our Class A ordinary shares on the Nasdaq Capital Market on March 25, 2026, was $0.4141, making the private placement price a discount of approximately 51.7%.

The Class A ordinary shares issued in the March 2026 Private Placement are subject to a six-month lock-up period. Upon the expiration of this period, these investors may have an incentive to sell their shares. Because these shares were acquired at a substantial discount, these investors may be able to realize a profit even if they sell at prices below the then-prevailing market price. The sale of a large number of these shares, or the perception that such sales could occur, could create significant downward pressure on the market price of our Class A ordinary shares.

Furthermore, the issuance of 100,000,000 Class A ordinary shares in the March 2026 Private Placement will result in immediate and substantial dilution to the ownership interest and voting power of our existing shareholders. The issuance will also decrease our earnings per share in future periods, which could also negatively affect the market price of our shares. As a result of these factors, the market price of our Class A ordinary shares could decline significantly following the closing of the private placement, and you could lose a substantial portion of your investment.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We are a Cayman Islands holding company and primarily conduct our operations in China through Beijing Feitian, a limited liability company formed in the PRC in 1998. Beijing Feitian is a healthcare solution provider dedicated to the development and commercialization of TPS for brachytherapy. Through Beijing Feitian, we are committed to leveraging our products and services to establish a potential new standard of care across multiple malignant tumor applications. In connection with the initial public offering, we underwent a series of restructuring of our corporate structure, which primarily included:

●	On November 2, 2022, we incorporated Pheton, our holding company, as an exempted company with limited liability under the laws of the Cayman Islands.

●	On November 22, 2022, Pheton BVI was incorporated in the BVI as a business company with limited liability, which is a wholly owned subsidiary of our Company.

●	On December 14, 2022, we incorporated Pheton HK in Hong Kong as a wholly owned subsidiary of Pheton BVI.

●	On March 15, 2023, we incorporated Jinruixi, our onshore holding company, as a wholly owned subsidiary of Pheton HK.

●	On March 23, 2023, the Company authorized share capital of $50,000, divided into 500,000,000 ordinary shares consisting of 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, par value $0.0001 per share.

●	On March 27, 2023, Jinruixi acquired the entire equity interests in Beijing Feitian.

●	In April 2025, our board of directors approved our 2025 Equity Incentive Plan with a share reserve of 2,800,000 ordinary shares of the Company, par value $0.0001 per share.

●	On August 27, 2025, we entered into a Stock Purchase Agreement with iTonic Corporation and certain selling stockholders, pursuant to which we acquired 51% of the outstanding shares the capital stock of iTonic Corporation. Pursuant to the foregoing Stock Purchase Agreement, as amended on September 28, 2025, as consideration for the acquisition of iTonic Corporation, we issued to the selling stockholders warrants to purchase up to 3,000,000 Class A ordinary shares and will issue, subject to the accomplishment or waiver of certain milestones, up to 4,000,000 Class A ordinary shares to the selling stockholders.

●	On August 28, 2025, the Company entered into an Advisory Services Agreement with Comane International Group Ltd, which provided for the potential issuance of a warrant for the purchase of up to 4,000,000 Class A ordinary shares. The Advisory Services Agreement was terminated on September 10, 2025 and consequently the warrant was never issued.

●	On August 29, 2025, we entered into a Stock Purchase Agreement with Geri-Safe, Ltd. and certain selling shareholders, pursuant to which we acquired 30% of the outstanding shares of Geri-Safe, Ltd. As consideration, we issued 4,000,000 Class A ordinary shares to the selling shareholders.

●	On October 20, 2025, we received a notification from Nasdaq indicating that we were not in compliance with the minimum bid price requirement of $1.00 per share for 30 consecutive business days, and that the Company has a compliance period of one hundred eighty (180) calendar days, or until April 20, 2026, to regain compliance with Nasdaq’s minimum bid price requirement pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

●	On December 19, 2025, our shareholders authorized the Board of Directors to implement one or more share consolidations at a cumulative ratio of not more than 1:4,000 at any time within a two-year period.

●	Effective from January 16, 2026, our legal name has been changed from “Pheton Holdings Ltd” to “iTonic Holdings Ltd”. Concurrently, our ticker symbol on the Nasdaq Capital Market has been changed from “PTHL” to “ITOC”.

●	On March 23, 2026, the Company entered into a private placement subscription agreement with certain investors for a private placement offering (the “March 2026 Private Placement”) of 100,000,000 Class A ordinary shares at a price per share of US$0.2. The March 2026 Private Placement is expected to close in April 2026. The Class A ordinary shares issued in the March 2026 Private Placement are subject to a six-month lock-up period from the date of issuance.

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

Completion of the Initial Public Offering (“IPO”)

On September 6, 2024, we closed our IPO of 2,250,000 Class A Ordinary Shares at a public offering price of $4.00 per share. Gross proceeds of our IPO totaled approximately US$9 million, before deducting underwriting discounts and other related expenses. The Class A Ordinary Shares were previously approved for listing on the Nasdaq Capital Market. We currently traded under the ticker symbol “ITOC.

Corporate Structure

The following chart illustrates our corporate structure as of the date of this annual report.

Jianfei Zhang
ZJW (BVI) Ltd
44.97%
Outstanding shares
55.03%
Fahim Hashim 25.4% Xinyang Wang 10.974% Zheng James Chen 2.2% Yujun He 1.57% Jianbao Liang 0.628% Xiaoyue Li 0.628% Ailiang Nie 1.03% Fanfu He 1.67% Chow-Tong Investment Limited. 4.9%
iTonic Holdings Ltd
issued: 17,050,000 shares
51%
49%
100%
Pheton (BVI) Ltd
iTonic Corporation
100%
off-shore
Pheton (HK) Limited
100%
on-shore
Beijing Jinruixi Medical Technology Co., Ltd.
100%
Zhgang Jiang
Hailin Yan
Nanjing Maikerui Medical Technology Co., Ltd.
Beijing Feitian Zhaoye Technology Co., Ltd.
10%
10%
20%
60%
Mili (Jiangsu) Medical Technology Co., Ltd.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

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

B. Business Overview

Overview

We are an exempted company with limited liability incorporated in the Cayman Islands on November 2, 2022. We are a holding company that has no material operations ourselves. As of the date of this annual report, all of our business is conducted through our PRC operating entity, Beijing Feitian, and we are formulating a business plan for iTonic Corporation, a recently acquired U.S. subsidiary. Beijing Feitian is committed to leveraging our products and services to establish a potential new standard of care across multiple malignant tumor applications, and iTonic Corporation aims to build an operating system for intergenerational care integrating AI, medical device automation and clinical expertise to support home care.

Beijing Feitian, our PRC operating entity, is a healthcare solution provider dedicated to the development and commercialization of brachytherapy TPS specifically used for radioactive particle implantation, a type of radiotherapy used in treating cancer patients by placing radioactive sources inside the patient that kill cancer cells and shrink tumors. Beijing Feitian’s proprietary TPS is designed to promote the efficiency, accuracy, and safety of brachytherapy. TPS is generally a computer software used in different types of radiotherapy. In brachytherapy, radiation treatment planning is the process in which a team of professionals will plan the appropriate brachytherapy for cancer patients with malignant tumors. For the fiscal years ended December 31, 2023, 2024 and 2025, Beijing Feitian’s revenue was generated through (i) the sales of FTTPS; and (ii) the sales of Medical Auxiliary Supplies.

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

iTonic Corporation, a recently acquired U.S. subsidiary, is a development-stage entity. The Company is formulating a business plan for iTonic Corporation centered on the development of an operating system for intergenerational care. This proposed system is intended to integrate AI, medical device automation, and clinical expertise to support home care. A planned central component of this system is SAVi, an emotionally intelligent, voice-enabled health companion designed to guide daily medication use, strengthen family connections and enable providers to deliver proactive, personalized care.

For the fiscal years ended December 31, 2023, 2024 and 2025, we had revenue of $628,591, $448,196 and $523,031, respectively. For the fiscal years ended December 31, 2023, 2024 and 2025, we recorded net loss of $241,217, $660,588 and $5,098,384, respectively.

Our Competitive Strengths

We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

●	Leading TPS provider in China to capture the market opportunity. According to data from the National Medical Products Administration of the PRC, as of the date of this annual report, there are 6 domestic brachytherapy TPS products approved in China by the National Medical Products Administration of the PRC, and Beijing Feitian’s FTTPS is considered technologically advanced and has a wide range of clinical indications. FTTPS is widely used in diseases caused by many types of malignant tumors, including but not limited to prostate cancer, lung cancer, pancreatic cancer, liver cancer, esophageal cancer, and breast cancer.

●	Formidable entry barrier. We are in an industry with multiple entry barriers, including technical, industry, and R&D barriers. According to Frost & Sullivan’s analysis, TPS is a multi-disciplinary technology, a comprehensive skillset and knowledge are required to meet the first-class standard and the long-term usage satisfaction from the users. The high technical barriers of TPS makes it difficult for new entrants to achieve a technological breakthrough. Additionally, obtaining a product registration license in China from the NMPA requires extensive efforts, including testing by a local authorized test lab and local clinical trials. NMPA has also introduced policies to raise the entry barrier for medical devices in China to promote the healthy development of the medical device industry. Furthermore, the high R&D barriers of TPS require professional technicians to develop an accurate and efficient algorithm supported by a large amount of clinical data, computer programming, and numerous calculations and iterations. According to data from the National Medical Products Administration of the PRC, as of the date of this annual report, there are 6 TPS products for brachytherapy that have been approved for marketing. Despite this, we believe that our mature and commercialized FTTPS has scaled the high entry barrier, setting us apart from competitors given the long R&D cycle of products in our industry. Through years of research, development, and consultation with third-party experts, we believe that our proprietary design concept cannot be easily replicated without years of research and experience.

●	Visionary team leader with deep industry experience. Led by CEO, Mr. Jianfei Zhang, Beijing Feitian has more than 20 years’ experience in the medical device and computer software industry. Utilizing his extensive experience in the intersection of oncology, nuclear medicine and software design, Mr. Jianfei Zhang has developed a strong understanding of domestic markets and customer needs. Mr. Jianfei Zhang has also accumulated a wealth of experience in corporate governance and corporate development, providing a solid foundation for our development in our industry segment.

●	Commitment to quality control. We attach importance to product quality and adhere to stringent quality control measures. Beijing Feitian has implemented a comprehensive quality control system in accordance with the internationally recognized requirements, ISO 13485:2016, to ensure that every step of the business operation is strictly monitored and managed. We plan to continue to maintain and strengthen the quality control systems throughout Beijing Feitian’s operations, closely monitor product quality and market feedback, keep daily operational records, and comply with national and local laws and regulations on product quality, labor and environmental sustainability. See “Item 4. Information on the Company - B. Business Overview - Quality Control and Regulatory Approvals” for details.

Our Growth Strategies

We will focus on the following key growth strategies to realize our mission:

●	Enhance our ability to attract, incentivize and maintain good relationships with talented professionals. We believe our success greatly depends on our ability to attract, incentivize and maintain long-term relationships with talented professionals. To maintain and improve our competitive advantage in the market, we plan to implement a series of initiatives to attract additional personnel and to retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multilevel performance review mechanism. In addition, we aim to keep long-term relationships with third-party development teams or experts. As part of this effort, Beijing Feitian has established collaborative relationships with third-party developers, including Beijing Sovio Medical Technology Co. Ltd., TEAMSMART INTERNATIONAL LTD (“Teamsmart”) and Zhengyu Liu, to develop software. Beijing Feitian has entered into several agreements with these outside experts to acquire the copyright and any other rights derived therefrom of developed software and receive continuous software upgrades, improvements, and maintenance. Further details on these agreements can be found in “- Research and Development.” We believe these outside experts provide valuable technical support, shared research capacity, database and operational know-how to drive sustainable growth of the business and strengthen our ability to innovate.

●	Continue to invest in research and development. We attribute part of our success to our continued investment in and focus on R&D. Over the three fiscal years ended December 31, 2023, 2024 and 2025, Beijing Feitian has invested a total of approximately $495,135 in the ongoing functional development of FTTPS. Our outsourced R&D in 2025 focused specifically on an AI recognition feature within FTTPS, which is aimed to identify malignant tumors and sensitive structures surrounding them, thereby improving the quality and accuracy of FTTPS in general. Looking ahead, we plan to further invest capital in R&D to enhance our technology and develop a new generation system that will incorporate new features into our existing FTTPS. We also plan to develop artificial intelligence surgical robotic devices. In the era of precision medicine, we expect to realize the precise layout of particle implantation through robot-based devices by combining the technological developments of robotics with our existing TPS to facilitate dose accuracy and surgical standardization.

●	Expand into overseas markets, notwithstanding all of Beijing Feitian’s revenues are presently generated in China. Beijing Feitian’s sales and marketing efforts have been primarily focused on the PRC domestic market. As of December 31, 2025, Beijing Feitian had 233 systems installed in China. To expand its market reach and increase sales, Beijing Feitian intends to gradually introduce its products to the Southeast Asian market in the foreseeable future. Beijing Feitian expects to cooperate with Southeast Asian hospitals to promote its products and services, where it will begin to explore sales capabilities in Southeast Asia. In 2021 and 2022, Beijing Feitian developed an expansion plan for the Southeast Asian market, with Vietnam identified as the primary country for its initial outreach, and successfully obtained the Export Certificate for its FTTPS in 2021 in anticipation of this expansion. However, this plan was halted due to travel restrictions resulting from the COVID-19 pandemic. In January 2025, the Company renewed the Export Certificate for its FTTPS. As of the date of this annual report, Beijing Feitian has not entered into agreements with any entities in the Southeast Asian market. Moving forward, once the expansion plan is reinitiated, Beijing Feitian intends to establish partnerships with healthcare providers and distributors across other Southeast Asian countries. This strategy is expected to enable Beijing Feitian to gain more profound insights into local market needs and to tailor its product offerings more effectively for these new markets.

●	Create new revenue channels through upgrade services for FTTPS. We plan to generate additional revenue by offering upgrade services for our next-generation FTTPS. FTTPS is an expandable software and can be customized to meet the evolving demands of the market as Chinese nuclear medicine and other related disciplines continue to develop. For example, although the isotope generally used in China for radioactive particle implantation is Iodine-125, Beijing Feitian has embedded FTTPS with a database for newly-introduced isotopes, such as Iridium-192 and Palladium-103, which reflects the trend in nuclear medicine development. Isotopes are different forms of the same chemical element, each having a different number of neutrons in its nucleus. As new functionalities such as the newly-introduced database for isotopes are developed, we can offer upgrade services on top of the existing FTTPS for a fee, thereby generating additional revenue and creating value for our customers.

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

Our Revenue

Beijing Feitian generates revenues through (i) the sales of FTTPS; and (ii) the sales of Medical Auxiliary Supplies. Our total revenue decreased by $180,395, or 28.70%, from $628,591 for the fiscal year ended December 31, 2023, to $448,196 for the fiscal year ended December 31, 2024. Our total revenue increased in $74,835, or 16.70%, from $448,196 for the fiscal year ended December 31, 2024, to $523,031 for the fiscal year ended December 31, 2025. During the fiscal years ended December 31, 2023, 2024 and 2025, sales of FTTPS generated $609,348, $369,550 and $362,850 in revenue for the respective periods, accounting for 96.94%, 82.45% and 69.37% of our revenue, respectively.

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

The revenue generated by sales of FTTPS for the fiscal years ended December 31, 2023, 2024 and 2025 was $609,348, $369,550 and $362,850, respectively, and accounted for 96.94%, 82.45% and 69.37% of our total revenue, respectively.

Medical Auxiliary Supplies

Beijing Feitian’s revenues are also generated through sales of Medical Auxiliary Supplies, such as printed 3D molds, seed implant needles, computer workstations, etc. The revenue generated by sales of Medical Auxiliary Supplies for the fiscal years ended December 31, 2023, 2024 and 2025 was $19,243, $78,646 and $160,181, respectively, and accounted for 3.06%, 17.55% and 30.63% of total revenue, respectively.

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

Customers

Beijing Feitian’s customers are (i) hospitals; (ii) the third-party procurement service providers of hospitals, and (iii) individual cancer patients. Beijing Feitian sells FTTPS and Medical Auxiliary Supplies to hospitals and their procurement service providers, and sells printed 3D molds to individual cancer patients. Specifically, for those FTTPS and Medical Auxiliary Supplies, Beijing Feitian directly installed devices and provides services to hospitals according to agreements. Hospitals and their third-party procurement service providers are Beijing Feitian’s main customers. As of December 31, 2025, Beijing Feitian has served a total of 231 hospitals in 127 different cities across 27 provinces in the PRC.

Hospitals and their procurement service providers

Beijing Feitian acquires its hospital customers through (a) the public bidding process, and (b) by developing business relationships with third-party procurement service providers of hospitals. Third-party procurement service providers of hospitals refer to the designated purchaser of the hospital, which are commissioned by hospitals to purchase medical equipment. As of the date of this annual report, Beijing Feitian has a team of 3 sales personnel dedicated to identifying and pursuing bidding opportunities while also preparing related documents, and reaching out to selected procurement service providers to initiate and foster business relationships.

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

Beijing Feitian enters into agreements directly with its hospital customers after winning the bids, or with third-party hospital procurement service providers after mutual consent. Such agreements typically include payment details, scope of services, force majeure provisions, and choice of law/venue provisions. In particular, payment terms are typically structured to be disbursed in stages, primarily linked to milestones, such as equipment testing, acceptance, and specific operational conditions. Beijing Feitian will be obligated to ensure the timely delivery of products, adhering to the agreed-upon terms and conditions, which may vary depending on the specific agreement. In addition, Beijing Feitian assumes responsibility for transporting, installing, and commissioning the equipment, as well as providing training and free maintenance during the warranty period. Warranty periods typically range from one to three years. See “Item 4. Information on the Company - B. Business Overview - Customer Services and After Sales Services” for more details.

Beijing Feitian’s hospital customers include many Class III Grade A public hospitals in China, which generally refer to top-level, large public hospitals in the country, such as Peking University Third Hospital, Beijing PLA 301 Hospital, Peking Union Medical College Hospital, Beijing Friendship Hospital and Guangdong Province Second Hospital of Traditional Chinese Medicine.

The distribution of Beijing Feitian’s hospital customers as of December 31, 2025 is shown in the following table:

For the fiscal year ended December 31, 2023, Beijing Feitian’s top three customers, Beijing Hospital of Traditional Chinese Medicine, Affiliated Hospital of Jiangsu University and Shenzhen Risun Supply Chain Management Co., Ltd, accounted for 13%, 11% and 11%, respectively, of revenues. For the fiscal year ended December 31, 2024, Beijing Feitian’s top two customers, Guoyao Lianzhong Zhiyuan (Beijing) Medical Equipment Co., Ltd and Wuxi Huishan New Community Development Co., Ltd, accounted for 15% and 13%, respectively, of our total revenues. For the fiscal year ended December 31, 2025, Beijing Feitian’s top two customers, Inner Mongolia Autonomous Region People’s Hospital and Chongqing Zhanpeng Medical Equipment Co., Ltd., accounted for 26% and 25%, respectively, of revenues. Over the fiscal years ended December 31, 2023, 2024 and 2025, none of the customers other than the aforementioned large customers contributed more than 10% of the revenue. All of Beijing Feitian’s products and services are distributed through direct sales or procurement service providers. In 2023, 2024 and 2025, all of Beijing Feitian’s customers were in China. Throughout 2026, we intend to explore additional market opportunities in overseas markets, especially in Southeast Asia.

Individual Customers

Since hospitals in China provide only those treatments and services specified in catalogues established by local medical authorities (the “Hospital Catalogues”), they may not be able to directly offer or endorse products that are not included in the Hospital Catalogues. Beijing Feitian currently sells printed 3D molds directly to individual customers who are cancer patients, as these molds are not yet listed in the Hospital Catalogues. Those patients purchase printed 3D molds from Beijing Feitian based on their needs and the recommendations of their oncologists. Beijing Feitian has sold printed 3D molds to a total of 24 individual customers over the fiscal years ended December 31, 2023, 2024 and 2025. For the fiscal years ended December 31, 2023, 2024 and 2025, Beijing Feitian’s sales to individual patients comprised 0.24%, 0.88% and 1.32% of its total revenues, respectively.

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

Apart from the agreements enclosed above, neither we nor Beijing Feitian have any other outsourcing R&D agreements. Our R&D expenses totaled $84,474, $93,324 and $459,135 for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. R&D expenses mainly consist of outsourcing research expense, salary, employee benefits, and other related expense for product development. We will continue to evaluate opportunities to further upgrade our existing products and develop new products, components, and features. We expect that our R&D expenses will increase significantly in the near future, as we continue to develop new products and new features, and enhance our existing products and technologies through the operation of Beijing Feitian.

Manufacturing and Supply

Service Fulfillment

For the sale of FTTPS and related medical supplies, the service process commences with our technical personnel providing on-site installation, testing, and adjustment of our core software, ensuring seamless integration with other hardware peripherals. To preempt any potential disruptions and system breakdowns, Beijing Feitian provides a burned CD as a backup option to customers whose computers are equipped with CD-ROMs at no extra charge. FTTPS is designed to operate in an offline mode and run on streamlined computer operating systems. During the fiscal year ended December 31, 2023, 2024 and 2025, approximately 95% of customers have CD-ROM-equipped computers, and all of them selected this backup solution.

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

Beijing Feitian’s above-mentioned products for sales are primarily outsourced from suppliers in China. For the fiscal year ended December 31, 2023, Beijing Feitian had five principal suppliers who individually contributed to more than 10% of Beijing Feitian’s total purchases; namely, Tianjin Yan Zhihua Technology Development Co., Nanjing Dianfeng Medical equipment Co., LTD, Beijing Zhengfang Kangte Information Technology Co., Beijing Hicheer Sci-Tec Co., Ltd and SSGI Asia, Inc., representing 32%, 20%, 11%, 11% and 11%, respectively, of Beijing Feitian’s total purchases. For the fiscal year ended December 31, 2024, Beijing Feitian had three principal suppliers who individually contributed to more than 10% of Beijing Feitian’s total purchases; namely, SSGI Asia, Inc., Shanghai Datu Medical Technology Co., Ltd, and Shanghai Hekang Medical Appliances Co., Ltd., representing 24%, 18% and 17%, respectively, of Beijing Feitian’s total purchases. For the fiscal year ended December 31, 2025, Beijing Feitian had 2 principal suppliers who individually contributed to more than 10% of Beijing Feitian’s total purchases; namely, Guangxi Xinhai Kangcheng Medical Devices Co., Ltd. and Tianjin Yanzhihua Technology Development Co., Ltd. representing 54% and 14% respectively. Except for the above-mentioned major customers, no other customer contributed more than 10% of the revenue for the fiscal years ended December 31, 2023, 2024 and 2025. There are no minimum purchase requirements with any of the suppliers, including the significant ones. Although Beijing Feitian can utilize any supplier it selects, it believes that it has established healthy and stable relationships with these significant suppliers through years of cooperation.

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

According to data from the National Medical Products Administration of the PRC, as of the date of this annual report, there are six TPS products for brachytherapy approved for marketing in China, including three for radioactive particle implantation. They are all NMPA-approved Class III medical devices software products for medical use. In addition to domestic competition, Beijing Feitian also competes with imported treatment planning system products for radioactive particle implantation and breach-loading therapy.

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

Employees

As of December 31, 2023, 2024 and 2025, Beijing Feitian had 11, 10 and 7 full-time employees, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2025:

Function	Number of Employees	% of Total
Management	1	14%
Administration	1	14%
Sales	3	43%
Technical Support	2	29%
Total	7	100%

As required by PRC laws and regulations, as of December 31, 2023, 2024 and 2025, Beijing Feitian participated in various employee benefit plans that are organized by municipal and provincial governments, including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated benefit contribution plan. As of the date of this annual report, Beijing Feitian is required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Commencing July 2024 and as of the date of this annual report, Beijing Feitian has made sufficient contributions to employee benefit plans, as required. See “Item 3. Key Information - Risk Factors - Risks Relating to Conducting Business in the PRC - Increases in labor costs in the PRC may adversely affect our business and profitability and failure to comply with PRC labor laws may subject us to penalties” for details.

Beijing Feitian generally enters into a fixed-term employment contract of 1 year, or an indefinite employment contract with its employees. We believe that Beijing Feitian maintains a good working relationship with its employees, and it has not experienced any material labor disputes as of the date of this annual report.

Properties

Beijing Feitian occupies an office space located at Room 405, LongHu Hailanyinqing Industrial Park, Building 6, No. 8 Beiyuan Xiaojie, Chaoyang District, Beijing, China, under a lease agreement with Beijing Ruihengtai Park Management Services Co., Ltd. This property consists of an aggregate building area of approximately 226.27 square meters and serves as our headquarters and office space, with quarterly rent of RMB82,588 (approximately $11,491). The lease agreement has a term of three (3) years.

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

Regulation on Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (2025 Edition), or the Catalog, as promulgated by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), and the NDRC on December 15, 2025 and will become effective from February 1, 2026, and the Special Administrative Measures for Access of Foreign Investment (2024 Edition), or the Negative List (2024), as promulgated on September 6, 2024. According to the Negative List (2024), our businesses operated by us in PRC do not fall into the restricted or prohibited categories.

In addition, a foreign-invested enterprise in the PRC is required to comply with other regulations on its incorporation, operation and changes. On March 15, 2019, the National People’s Congress (“NPC”) adopted the Foreign Investment Law (the “FIL”), which became effective on January 1, 2020. Pursuant to the FIL, PRC will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the Negative List to be released or approved by the State Council.

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

The Regulation on the Supervision and Administration of Medical Devices (the “Medical Devices Regulation”), as amended by the State Council in December 2024 and became effective from January 20, 2025, regulates entities that engage in the research and development, production, operation, use, supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, and the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices take into consideration the medical devices’ objectives, structural features, methods of use and other factors. Class I medical devices shall be subject to product filing management, and Class II and Class III medical devices shall be subject to product registration management. The classification of specific medical devices is stipulated in the Medical Device Classification Catalog, which was issued by the China Food and Drug Administration on August 31, 2017 and became executive on August 1, 2018, which was later amended in December 2020, March 2022, August 2023 and December 2025. The Administrative Measures for the Registration and Record-filing of In Vitro Diagnostic Reagents promulgated by State Administration for Market Regulation in August 2021 and became effective from October 1, 2021 further provides the registration, record-filing, supervision and management of in vitro diagnostic reagents.

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

Regulation on Commercial Bribery

The SCNPC adopted the Anti-Unfair Competition Law, which became effective on December 1, 1993 and was amended on November 4, 2017, with the most recent amendment coming into force on October 15, 2025. The Anti-Unfair Competition Law states that offering money or any other bribes during the course of selling or purchasing products is a crime for business operators. Pursuant to the Provisions on the Establishment of Adverse Records of Commercial Briberies in the Medicine Purchase and Sales Industry, which became effective on March 1, 2014, provincial health and family planning administrative departments are responsible for establishing the implementing measures for the establishment of Adverse Records of Commercial Briberies. Medical device companies involved in criminal investigations or administrative proceedings related to bribery are listed in the Adverse Records of Commercial Briberies by their respective provincial health and family planning administrative departments. When a company is first included in the Adverse Records of Commercial Briberies, its products may not be purchased by public medical institutions or medical and health institutions that receive government funds specifically allocated for those purposes in its province for two years after the publication of the aforesaid adverse records. Such government-funded institutions in other provinces shall deduct the points of the aforesaid company’s products during bidding and procurement scoring within the two years. If a company is listed in the Adverse Records of Commercial Briberies twice in five years, all public medical institutions or medical and health institutions that receive government funds for those purposes in the entire country shall not purchase its products for two years.

Regulation on Foreign Exchange Control

In 1996, China published The Foreign Currency Administration Regulations, and late on amended on January 14, 1997 and August 5, 2008. This Regulation has been the major one governing the foreign exchange activities in China. Under this Regulation, the Renminbi is convertible for foreign currency account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, is subject to the registration of the State Administration of Foreign Exchange (“SAFE”) or its local counterparts.

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

C. Organizational Structure

See “-A. History and Development of the Company.”

D. Property, Plants and Equipment

See “-B. Business Overview-Facilities.”

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

A. Operating Results

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2023, 2024 and 2025.

	For the Years Ended December 31,		2025 Change	For the Years Ended December 31,		2024 Change
	2024	2025	%	2023	2024	%
Revenues	$448,196	$523,031	16.70	$628,591	$448,196	(28.70)
Cost of revenues	(67,041)	(195,680)	191.88	(157,763)	(67,041)	(57.51)
Gross profit	381,155	327,351	(14.12)	470,828	381,155	(19.05)
Operating expenses
Selling and marketing	(307,534)	(181,853)	(40.87)	(268,135)	(307,534)	14.69
General and administrative	(750,563)	(4,873,326)	549.29	(424,899)	(750,563)	76.65
Research and development	(93,324)	(459,135)	391.98	(84,474)	(93,324)	10.48
Total operating expenses	(1,151,421)	(5,514,314)	378.91	(777,508)	(1,151,421)	48.09
Income (loss) from operations	(770,266)	(5,186,963)	573.40	(306,680)	(770,266)	151.16
Government subsidy	108,309	22,270	(79.44)	48,168	108,309	124.86
Other expense (income), net	23,198	66,309	185.84	(1,996)	23,198	(1,262.22)
Other income, net	131,507	88,579	(32.64)	46,172	131,507	184.82
Income before income taxes	(638,759)	(5,098,384)	698.17	(260,508)	(638,759)	145.20
Income tax benefit (expense)	(21,829)	—	(100.00)	19,291	(21,829)	(213.16)
Net loss	$(660,588)	$(5,098,384)	671.79	$(241,217)	$(660,588)	173.86

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2023 and 2024

Revenue

We, through the operation of Beijing Feitian, generate revenue primarily from (i) the sales of FTTPS, and (ii) the sales of Medical Auxiliary Supplies. Total revenues increased by $74,835, or 16.7%, from $448,196 for the fiscal year ended December 31, 2024, to $523,031 for the fiscal year ended December 31, 2025.

The following table sets forth our revenue by sales categories for the periods indicated.

	For the Fiscal Years Ended December 31,				Fluctuation of December 31, 2024 to
	2024		2025		December 31, 2025
	Amount	%	Amount	%	Amount	%
Sales of FTTPS	$369,550	82.45	$362,850	69.37	$(6,700)	(1.81)
Sales of Medical Auxiliary Supplies	78,646	17.55	160,181	30.63	81,535	103.67
Total revenues	$448,196	100.00	$523,031	100.00	$74,835	16.70

The following table sets forth the details of our sales of FTTPS for the periods indicated.

	For the Fiscal Years Ended December 31,
	2024	2025	Fluctuation of December 31, 2024 to December 31, 2025
	Amount	Amount	Amount	%
Sales volume	12	10	(2)	(17)
Average contract prices	$30,796	$36,285	$5,489	18

Sales of FTTPS made up the majority of the Company’s total revenue for the fiscal years ended December 31, 2024 and 2025, accounting for 82.45% and 69.37% of our total revenue, respectively. The total revenue increased by $74,835, or 16.7%, from $448,196 for the fiscal year ended December 31, 2024 to $523,031 for the fiscal year ended December 31, 2025, primarily due to a 103.67% increase in sales revenue of Medical Ausiliary Supplies, raising from $78,646 in the fiscal year ended December 31, 2024 to $160,181 in the fiscal year ended December 31, 2025. The substantial increase in sales revenue of Medical Auxiliary Supplies. The substantial increase in Medical Auxiliary Supplies’ sales revenue was driven by i) the rise in the number of patients visiting hospitals, leading to increased demand for these supplies, and ii) the Company’s new sales channels for implant needles, resulting in more Medical Auxiliary Supplies being sold in fiscal year 2025 compared to fiscal year 2024.

Meanwhile, sales revenue for FTTPS is flat compared to 2024, mainly due to a 17% decrease in sales volume and an 18% increase in average contract prices, from $30,796 for the fiscal year ended December 31, 2024, to $36,285 for the fiscal year ended December 21, 2025. The increase in average contract price was largely due to contracts requiring highly personalized, tailored solutions.

Cost of revenues

The cost of revenues primarily consists of finished goods and personnel-related costs for employees responsible for training, advisory and technical customer support. The total cost of revenues increased by $128,639, or 191.88%, from $67,041 for the fiscal year ended December 31, 2024, to $195,680 for the fiscal year ended December 31, 2025.

The following table sets forth our cost of revenues by sales categories for the periods indicated.

	For the Fiscal Years Ended December 31,				Fluctuation of December 31, 2024 to
	2024		2025		December 31, 2025
	Amount	%	Amount	%	Amount	%
FTTPS	$27,382	40.84	$110,525	56.48	$83,143	303.64
Medical Auxiliary Supplies	39,659	59.16	85,155	43.52	45,496	114.72
Total	$67,041	100.00	$195,680	100.00	$128,639	191.88

The approximately 191.88% overall increase in cost of revenue is primarily driven by increases in supplies and tailored medical facility costs under contracts requiring them. Which mainly due to both the sale cost of FTTPS, which increased by $83,143, or 303.64%, from $27,382 for the fiscal year ended December 31, 2024, to $110,525 for the fiscal year ended December 31, 2025, and the sale cost of medical auxiliary supplies, which increased by $45,496, or 114.72%, from $39,659 for the fiscal year ended December 31, 2024, to $85,155 for the fiscal year ended December 31, 2025.

Gross profit

For the fiscal years ended December 31, 2024 and 2025, our gross profits were $381,155 and $327,351, respectively, resulting in gross profit margins of 85.04% and 62.59%, respectively. The gross margin has been and will continue to be affected by several factors, including the FTTPS’s sales volume, the level of customization from our clients’ demand, and our ability to manage the variation of customization costs passed on to clients.

Operating expenses

Our operating expenses increased by $4,362,893, or 378.91%, from $1,151,421 for the fiscal year ended December 31, 2024, to $5,514,314 for the fiscal year ended December 31, 2025.

The following table sets forth a breakdown of our operating expenses and the percentage of operating expenses to revenue for the fiscal years ended December 31, 2024 and 2025:

	For the Fiscal Years Ended December 31,				Fluctuation of December 31, 2024 to December 31, 2025
	2024	%	2025	%	Amount	%
Revenues	$448,196		$523,031		$74,835	16.70
Operating expenses
Selling and marketing	307,534	68.62	181,853	34.77	(125,681)	(40.87)
General and administrative	750,563	167.46	4,873,326	931.75	4,122,763	549.29
Research and development	93,324	20.82	459,135	87.78	365,811	391.98
Total operating expenses	$1,151,421	256.90	$5,514,314	1054.3	$4,362,893	378.91

Selling and marketing expenses

Selling expenses primarily include promotion and advertising expenses, business travel expenses, staff costs, and other daily expenses related to the selling and marketing departments. Selling expenses decreased by $125,681, or 40.87%, from $307,534 for the fiscal year ended December 31, 2024, to $181,853 for the fiscal year ended December 31, 2025. The decrease was mainly due to the ongoing efforts to optimize the sales team’s structure and improve operational efficiency.

General and administrative expenses

General and administrative expenses refer to the costs associated with the company’s day-to-day running of the business. These expenses primarily include operating lease expenses, salary and welfare expenses and related expenses for employees involved in general corporate functions, such as accounting, legal and human resources. They also cover expenses associated with the operation of functions such as traveling and general expenses, professional service fees, and other related expenses. For the fiscal year ended December 31, 2025, general and administrative expenses increased by $4,122,763, or 549.29%, compared to the previous fiscal year, from $750,563 to $4,873,326. The increase was due to increased audit, legal, and accounting fees related to professional services after we became a public company. The increase was also attributable to professional service fees incurred from the company’s efforts to expand its international reach and the acquisition of iTonic Corporation, as well as general and administrative expenses generated during iTonic’s operational period.

Research and Development Expenses

During the fiscal year ended December 31, 2025, our research and development expenses increased by 365,811, or 391.98%, from $93,324 in the previous year to $459,135. These expenses included salaries, employee benefits, and third-party development expenses associated with product development. Specifically, our research and development expenses are primarily expenditures related to the ongoing functional development of FTTPS. This increase in expenses is attributable to the Company’s continuous collaboration with its outsourcing R&D team since 2024 to conduct research and develop an AI recognition feature within FTTPS, and the SAAS system of FTTPS, which can facilitate quicker and easier use of this product by hospitals.

Other income, net

Other expenses (income) include immaterial interest expenses, additional de minimis incidental income, and the gain on acquisition, which is the aggregate of the consideration transferred over the fair value of total assets. Other income, net decreased by $42,928, or 33%, from $131,507 for the fiscal year ended December 31, 2024, to $88,579 for the fiscal year ended December 31, 2025. The decrease is mainly due to the decrease of government subsidy.

Income tax benefit (expense)

Our income tax expense was $21,829 for the fiscal year ended December 31, 2024, and income tax benefit was nil for the fiscal year ended December 31, 2025. Corporate income tax benefit (expense) mainly consists of changes in deferred tax due to temporary differences, additional deduction for R&D expenses and others.

Net losses

As a result of the foregoing, our net loss increased by 671.79% from a net loss of $660,588 for the fiscal year ended December 31, 2024 to a net loss of $5,098,384 for the fiscal year ended December 31, 2025.

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

B. Liquidity and Capital Resources

For the fiscal years ended December 31, 2023, 2024 and 2025, the Company generated net loss of $241,217, $660,588 and $5,098,384, respectively. As of December 31, 2025, our cash and restricted cash amounted to $1,490,129, as compared to $6,159,823 as of December 31, 2024.

On September 6, 2024, the Company consummated the initial public offering of 2,250,000 Class A Ordinary Shares, at a public offering price of $4.00 per share, and the gross proceeds were approximately $9 million, before deducting underwriting discounts and other related expenses. A portion of the net proceeds received from our initial public offering in September 2024 is available for supplemental liquidity. In assessing the liquidity, as of December 31, 2025, our working capital amounted to $3,625,621.

Considering the above effect, the management concluded that the Company’s available cash, and working capital will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of the consolidated financial statements for the fiscal year ended December 31, 2025.

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

Cash Flow Analysis

Cash Flows for the Fiscal Years ended December 31, 2024 and 2025

	For the Fiscal Years Ended December 31,
	2024	2025
Net cash used in operating activities	$(775,000)	$(3,231,427)
Net cash used in investing activities	(861)	(1,352,149)
Net cash provided by (used in) financing activities	6,712,263	(91,645)
Effect of exchange rate changes on cash	(4,029)	5,527
Net increase in cash	5,932,373	(4,669,694)
Cash and restricted cash at the beginning of the year	227,450	6,159,823
Cash at the end of the year	6,159,823	1,490,129
Total cash and restricted cash at end of the year	6,159,823	1,490,129

Operating Activities

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

During the fiscal year ended December 31, 2025, the Company experienced a net cash outflow of $3,231,427 from operating activities. This was mainly due to a net loss of $5,098,384, which was adjusted for (1) certain non-cash items, mainly including depreciation of property and equipment of $13,314, provision for current expected credit losses of $53,371, and share-based payment of $2,945,495, (2) changes in certain working capital items that positively impact the cash flow from operating activities, which include a decrease in inventories of $68,189, a decrease in advance to a related party of $32,951, an increase in account payable of $55,995, an increase in accrued expenses and other current liabilities of $89,618, and an increase in contract liabilities of $11,081, and (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase in accounts receivable of $48,060, an increase in prepaid expenses and other current assets of $763,904, and an increase in other non current assets of $600,000.

Investing Activities

Net cash used in investing activities amounted to $861 for the fiscal year ended December 31, 2024, consisting of purchase of property and equipment of $861.

Net cash used in investing activities amounted to $1,352,149 for the fiscal year ended December 31, 2025, consisting of the purchase of short-term investments of $1,400,000, and the purchase of property and equipment of $3,806, which was offset by repayments of cash received from business acquisitions of $51,657.

Financing Activities

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

Net cash used in financing activities amounted to $91,645 for the fiscal year ended December 31, 2025, primarily consisting of advances from related parties of $139,130, repayments of due to related parties of $30,000, and repayment to bank loans of $251,826, which was partially offset by paid in capital of $168,392, receive repayment from related party of $30,000, and proceeds from bank loans of $139,130.

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

Contractual obligations

As of December 31, 2025, our contractual obligations were as follows:

	As of
	December 31, 2024	December 31, 2025
Beijing Rural Commercial Bank(a)	$136,999	$142,998
Bank of Nanjing(b)	110,970	—
Total	$247,969	$142,998

(a)

(1) On March 22, 2024, the Company entered into a loan agreement with Beijing Rural Commercial Bank to obtain a loan of $136,999 (or RMB1,000,000) for the period from March 22, 2024 to March 22, 2025 with an annual interest rate of 4.95%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans. On March 18, 2025, the Company repaid these loans.

(2) On March 18, 2025, the Company entered into a loan agreement with Beijing Rural Commercial Bank to obtain a loan of $142,998 (or RMB1,000,000) for the period from March 18, 2025 to March 18, 2026 with an annual interest rate of 4.95%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans.

(b)	On April 16, 2024, the Company entered into a loan agreement with Bank of Nanjing to obtain a loan of $110,970 (or RMB810,000) for the period from April 28, 2024 to April 15, 2025 with an annual interest rate of 5.3%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Jianfei Zhang, the Chairman of the Board of Directors and Chief Executive Officer of the Company, together with Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans. On April 15, 2025, the Company repaid the loan.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2023, 2024, and 2025.

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

E. Critical Accounting Estimates

Going Concern

As reflected in the accompanying financial statements, during the year ended December 31, 2025, the Company incurred a to a net loss of $5,098,384 and negative cash flows from operating activities. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. We have evaluated the conditions or events that raise substantial doubt about the Company’s ability as a going concern within one year of issuance of the financial statements.

While the Company continues operations and generates revenue, its cash position is insufficient to support its daily operations. During the next twelve months, the Company intends to fund its operations with revenue from revenue-producing activities by intensifying sales strategies and key account management, and exploring additional equity and debt financing. If the Company cannot secure additional short-term capital, it may cease operations. The Company’s ability to continue as a going concern depends on its ability to further implement its business plan and generate revenues and cash flows. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Mr. Jianfei Zhang	54	Chairman of the Board of Directors, Chief Executive Officer and Director
Ms. Zhixin Li	43	Chief Financial Officer
Mr. Pengfei Zhang	52	Director
Mr. Richard Wee Yong Seow	63	Independent Director
Mr. Swee Leng Seng	63	Independent Director
Mr. Bin Wu	60	Independent Director

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

Mr. Richard Wee Yong Seow has served as the Company’s independent director since November 8, 2025. Mr. Seow is an experienced professional in business consulting. He obtained a bachelor’s degree of Electrical & Electronics Engineering from California State University and a master’s degree of Business Administration from Oklahoma City University. From August 2022 to March 2024, he worked at the Lenovo (Singapore) Pte Ltd, a technology company, as head of sales. Prior to that, from September 2019 to June 2022, he was the business development director at Atos Information Technology (S) Pte Ltd, a technology company. He also served as an alternate director of Hin Fah Medical Company Limited, a company engaged in the sale of traditional Chinese medicine, from September 2012 to May 2024.

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

Mr. Bin Wu has served as the Company’s independent director since January 22, 2026. Mr. Wu obtained a Bachelor of Science in cell biology from Wuhan University in 1987 and an MBA in Finance from Duke University in 1996. Mr. Bin Wu has held various positions in multinational companies. He Served as a fund manager for the Biotechnology Portfolio at Changqing Fund from 1995 to 1996; served as a Fund Manager of the Commodity Futures Hedge Fund at Goldman Sachs from 1996 to 1998; served as a Fund Manager of the Global Arbitrage Hedge Fund at Credit Suisse First Boston from 1998 to 2000; served as an Investment Director at China Merchants Fund from 2000 to 2002; served as an Executive Director at China City Gas from 2003 to 2007, and concurrently served as Chairman of CNPC Zhongtai Gas Company; served as an Independent Director at Fano Yachts from 2018 to 2022; and served as a Managing Partner at Tiger Global Management Asia from 2007 to 2025.

Family Relationships

Except for our Director, Mr. Pengfei Zhang, who is the brother of our Chief Executive Officer, Mr. Jianfei Zhang, none of other directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of US$134,163, as compensation to our directors, and our executive officers. We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended December 31, 2023, 2024, and 2025, other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated US$3,287, US$5,869 and US$8,441, respectively, for officers and directors.

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

Audit Committee

Our audit committee consists of Mr. Swee Leng Seng, Mr. Bin Wu and Mr. Richard Wee Yong Seow. Mr. Swee Leng Seng is the chairman of our audit committee. We have determined that Mr. Swee Leng Seng, Mr. Bin Wu and Mr. Richard Wee Yong Seow satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of Nasdaq and Rule 10A-3 under the Exchange Act. We have determined that Mr. Swee Leng Seng qualify as “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Richard Wee Yong Seow, Mr. Swee Leng Seng, and Mr. Bin Wu. Mr. Swee Leng Seng is the chairman of our compensation committee. We have determined that Mr. Richard Wee Yong Seow, Mr. Swee Leng Seng, and Mr. Bin Wu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Bin Wu, Mr. Richard Wee Yong Seow, and Mr. Swee Leng Seng. Mr. Bin Wu is the chairperson of our nominating and corporate governance committee. Mr. Bin Wu, Mr. Richard Wee Yong Seow, and Mr. Swee Leng Seng satisfy the “independence” requirements of 5605(a)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares and/or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 9,382,000 Class A Ordinary Shares and 7,668,000 Class B Ordinary Shares outstanding as of the date of this annual report.

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

	Class A Ordinary Shares* Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power
	Number	%	Number	%
Directors and Executive Officers**:
Mr. Jianfei Zhang (1)	33,346	0.36	7,668,000	100%	94.26%
Ms. Zhixin Li	-	-	-	-	-
Mr. Pengfei Zhang	-	-	-	-	-
Mr. Richard Wee Yong Seow	-	-	-	-	-
Mr. Desmond Seng Swee Leng	-	-	-	-	-
Mr. Bin Wu	24,800	0.26	-	-	0.02%
All directors and executive officers as a group:	58,146	0.62	7,668,000	100%	94.28%

5% Shareholders:
ZJW (BVI) LTD(1)	-	-	7,668,000	100%	94.24%

Notes:

*	Less than 1% of our total voting power as of the date of this annual report.

**	Except as indicated otherwise below, the business address of our directors and executive officers is Room 405, LongHu Hailanyinqing Industrial Park, Building 6, No. 8 Beiyuan Xiaojie, Chaoyang District, Beijing, China.

***	The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The number and percentage of Class A Ordinary Shares exclude Class A Ordinary Shares convertible from Class B Ordinary Shares as the beneficial ownership of Class B Ordinary Shares is presented separately.

(1)	Represents 7,668,000 Class B Ordinary Shares held through ZJW (BVI) LTD. As of the date of this annual report, ZJW (BVI) LTD is the sole shareholder of all issued and outstanding Class B Ordinary Shares of the Company.

As of the date of this annual report, approximately 55% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders). We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

[Not applicable]

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Mr. Jianfei Zhang	Controlling shareholder and CEO of the Company

a. Due to/Advance to related parties

Due from related parties consisted of the following:

Name	December 31, 2025
Due from related parties
Mr. Jianfei Zhang (a)	$16,203

(a)	The Company advanced funds to Mr. Jianfei Zhang, our CEO, to serve as the petty cash for business-related expenses, such as business trips and other costs associated with supporting our business expansion. All payments had been received as of the date of this annual report.

b. Directors’ remuneration and fees paid to related parties

As of December 31, 2025, Mr. Jianfei Zhang’s director remuneration was US$35,154 for the fiscal year ended December 31, 2025.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since September 5, 2024 under the symbol “PTHL.” Subsequent to the fiscal year ended December 31, 2025, in connection with our corporate name change, our stock ticker symbol was changed to “ITOC,” and our Class A Ordinary Shares began trading under this new symbol at the commencement of trading on January 16, 2026.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since September 5, 2024 under the symbol “PTHL.” Subsequent to the fiscal year ended December 31, 2025, in connection with our corporate name change, our stock ticker symbol was changed to “ITOC,” and our Class A Ordinary Shares began trading under this new symbol at the commencement of trading on January 16, 2026.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

On December 19, 2025, our shareholders approved the adoption of our third memorandum and articles of association. We incorporate by reference into this annual report the description of our third memorandum and articles of association, as currently in effect and filed as Exhibit 1.1 to this annual report, and the description of our securities filed as Exhibit 2.3 to this annual report.

C. Material Contracts

Stock Purchase Agreement with iTonic Corporation

On August 27, 2025, the Company entered into a Stock Purchase Agreement with iTonic Corporation and certain of its stockholders, pursuant to which the Company agreed to acquire a 51% equity interest in iTonic Corporation. The Stock Purchase Agreement was subsequently amended on September 28, 2025. At the closing, the Company issued warrants to the selling stockholders representing the right to acquire up to 3,000,000 of the Company’s Class A ordinary shares at an exercise price of $3.10 per share. In addition, the Company will issue up to 4,000,000 Class A ordinary shares as earn-out consideration (the “Earn-out Shares”). Both the exercisability of the warrants and the issuance of the Earn-out Shares are contingent upon iTonic’s achievement of specified quarterly and annual performance milestones, which are tied to business performance metrics measured over a performance period commencing on January 1, 2026 and ending on December 31, 2028.

Stock Purchase Agreement with Geri-Safe, Ltd.

On August 29, 2025, we entered into a Stock Purchase Agreement with Geri-Safe, Ltd. and its selling shareholders. Pursuant to the agreement, we acquired 30% of the Geri-Safe, Ltd.’s outstanding shares and issued 4,000,000 Class A ordinary shares to the selling shareholders in consideration for such acquisition. Geri-Safe, Ltd. is specialized in advanced medical device technologies with FDA 510(k) Class I clearance. The agreement contains customary representations, warranties, and closing conditions.

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

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. In October 2019, the SAT promulgated the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers (“Circular 35”), which became effective on January 1, 2020. Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, dividends iTonic Holdings Ltd received from Beijing Feitian are subject to a withholding tax rate of 5%, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) our Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company-A. History and Development of the Company.”

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

See “Item 10. Additional Information” for a description of the rights of securities holders.

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

We received approximately $7.80 million of offering proceeds after the deduction of $1.2 million in underwriter discounts and other expenses. As of the date of this annual report, we have used the proceeds for (i) research and development, technology upgrade, (ii) market expansion, (iii) improvements to our internal control and operation system, and (iv) supplemental liquidity, respectively. As of December 31, 2025, $2.62 million of the net proceeds from our IPO remained unused. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-274944).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2025 were ineffective. In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2025 and in the course of auditing our consolidated financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm identified three material weakness in our internal control over financial reporting as of December 31, 2025, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB). The material weakness identified related to (i) we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules; (ii) we lack formal policies and procedures to establish risk assessment processes and an internal control framework; and (iii) we lack information technology general control in the areas of: (a) risk and vulnerability assessment and management; (b) third-party (service organization) vendor management; (c) system change management; (d) backup and recovery management; (e) access to systems and data; (f) segregation of duties, privileged access, and monitoring; (g) password management and (h) cyber security management.

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

We are fully committed to the implementation of these and other measures to remediate the material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3.D. Risk Factors-Risks Related to Our Business- If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm, as permitted by the transition period established by rules of the SEC for newly public companies. Even though management’s report on internal control over financial reporting is not required, we and our independent registered public accounting firm identified three material weakness in our internal control over financial reporting as of December 31, 2025. See “Item 15. Controls and Procedures- Disclosure Controls and Procedures.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Swee Leng Seng qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Richard Wee Yong Seow, Mr. Swee Leng Seng and Mr. Yun Fai Wong satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Fortune, our independent registered public accounting firm since December 8, 2025, and Marcum Asia, our independent registered public accounting firm before November 28, 2025, for the years indicated.

	For the Years Ended December 31,
	2025	2024	2023
Audit fees(1)	$198,050.26	$283,049	$289,156
Audit-Related fees	—	—	—
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	$198,050.26	$283,049	$289,156

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for (i) the audit of our annual financial statements; or (ii) the audits of our financial statements and review of the interim financial statements in connection with our initial public offering.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by Marcum Asia CPAs LLP and Fortune in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by Marcum Asia CPAs LLP and Fortune.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 8, 2025, the Company appointed Fortune as its independent registered public accounting firm, effective on the same day. Fortune replaced Marcum Asia, the former independent registered public accounting firm of the Company, which the Company dismissed on November 28, 2025. The appointment of Fortune and the dismissal of Marcum Asia were made after careful consideration and evaluation process by the Company and were approved by the audit committee of the board of directors of the Company. The Company’s decision was not as a result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Marcum Asia served as the Company’s independent public accounting firm from September 30, 2022 to November 28, 2025. The audit report of Marcum Asia on the consolidated financial statements of the Company as of December 31, 2023 and 2024 and for the years ended December 31, 2023 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s engagement of Marcum Asia until November 28, 2025, there had been no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

During the Company’s engagement of Marcum Asia until November 28, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the Risk Factors section of the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, or SEC, on March 20, 2025.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Fortune, neither the Company, nor someone on behalf of the Company, has consulted Fortune regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Fortune concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Marcum Asia’s letter addressed to the SEC stating whether or not it agrees with the above statement is attached as Exhibit 15.1 of this annual report. The details of our change of auditor are described in the reports of foreign private issuer on Form 6-K filed with the SEC on November 28, 2025 (File No. 251534360) and December 11, 2025 (File No. 251563572), which are incorporated by reference herein.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of iTonic Holdings Ltd, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Third Amended and Restated Memorandum and Articles of Association of the Company, as currently in effect
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-274944), as amended, initially filed with the Securities and Exchange Commission on October 11, 2023)
2.2*	Description of Securities
4.1	Form of Employment Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 the Registration Statement on Form F-1 (File No. 333-274944), as amended, initially filed with the Securities and Exchange Commission on October 11, 2023)
4.2	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-274944), as amended, initially filed with the Securities and Exchange Commission on October 11, 2023)
4.3	English translation of the short-term occupancy agreement between Beijing Feitian and Beijing Chaoyang Laiguangying Agricultural and Industrial Corporation, dated December 30, 2024 (incorporated by reference to Exhibit 4.3 filed with the Registration Statement on Form 20-F (File No. 25756919), filed with the Securities and Exchange Commission on March 20, 2025)
4.4	English translation of the Technical Service Agreement between Beijing Feitian and three third-parties, dated October 25, 2022 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-274944), as amended, initially filed with the Securities and Exchange Commission on October 11, 2023)
4.5*	Stock Purchase Agreement between the Company, iTonic Corporation and certain stockholders of iTonic Corporation, dated August 27, 2025
4.6*	Amendment No.1 to Stock Purchase Agreement between the Company, iTonic Corporation and certain stockholders, dated September 28, 2025
4.7*	Stock Purchase Agreement between the Company, Geri-Safe, Ltd. and certain shareholders of Geri-Safe, Ltd., dated August 29, 2025
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the Registration Statement on Form F-1 (File No. 333-274944), as amended, initially filed with the Securities and Exchange Commission on October 11, 2023)
11.2	Insider Trading Compliance Manual of the Company (incorporated by reference to Exhibit 11.2 filed with the Registration Statement on Form 20-F (File No. 25756919), filed with the Securities and Exchange Commission on March 20, 2025)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated November 28, 2025 (incorporated by reference to Exhibit 16.1 of the report of foreign private issuer on Form 6-K filed with the SEC on November 28, 2025)
15.2*	Consent of Fortune CPA, Inc, an independent registered public accounting firm
15.3*	Consent of Marcum Asia CPAs LLP, an independent registered public accounting firm
97.1	Compensation Recovery Policy of the Company (Insider Trading Compliance Manual of the Company (incorporated by reference to Exhibit 11.2 filed with the Registration Statement on Form 20-F (File No. 25756919), filed with the Securities and Exchange Commission on March 20, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iTonic Holdings Ltd

	By:	/s/ Jianfei Zhang
Jianfei Zhang
Chief Executive Officer and Chairman of the Board of Directors

Date: March 30, 2026

ITONIC HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
iTonic Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iTonic Holdings Ltd. (formerly Pheton Holdings Ltd) (“the Company”) as of December 31, 2025, and the related consolidated statements of operations and comprehensive loss (income), changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations. Therefore, the Company has stated substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern

As described further in Note 2 to the financial statements, the Company financial statements are prepared assuming that the Company will continue as a going concern.

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows.

Our audit procedures related to the Company’s assertion on its ability to continue as a going concern included the following, among others:

We reviewed the Company’s working capital and liquidity ratios, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the financial statement issuance date. This testing included the inquiries with management, analyzing the subsequent company financial position, and consideration the positive and negative evidence impacting management’s arrangements in place as of the report date.

/s/ Fortune CPA, Inc

We have served as the Company’s auditor since 2025.

Garden Grove, CA

March 30, 2026

PCAOB # 6901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

iTonic Holdings Ltd (formerly Pheton Holdings Ltd)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of iTonic Holdings Ltd (formerly Pheton Holdings Ltd) (the “Company”) as of December 31, 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024 , and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2022 to 2025.

New York, New York

March 30, 2025

ITONIC HOLDINGS LTD

CONSOLIDATED BALANCE SHEETS

  (All amounts are in USD, except for share and per share data, unless otherwise noted)

	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$1,490,129	$6,159,823
Short-term investments	1,435,901	—
Accounts receivable, net	288,456	281,585
Advances to a related parties	16,203	50,000
Inventories, net	52,479	117,422
Prepayments and other current assets	805,270	68,830
Total Current Assets	4,088,438	6,677,660
Non-current Assets:
Property and equipment, net	37,818	45,594
Intangible assets, net	2,414,357	—
Good will	1,955,683	—
Other non-current assets	600,000	—
Total Non-current Assets	$5,007,858	$45,594
Total Assets	$9,096,296	$6,723,254
LIABILITIES AND EQUITY
Currents Liabilities:
Short-term bank loans	142,998	247,969
Accounts payables	$66,882	$10,412
Contract liabilities	137,936	121,239
Accrued expenses and other current liabilities	115,001	158,931
Total Current Liabilities	462,817	538,551
Deferred tax liabilities	507,015	—
Total Non-current Liabilities	$507,015	$—
Total Liabilities	$969,832	$538,551
Commitments and Contingencies (Note 12)
SHAREHOLDERS’ EQUITY
*Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 6,582,000 and 9,382,000 shares issued and outstanding as of December 31, 2024 and 2025, respectively	938	658
*Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 7,668,000 shares issued and outstanding as of December 31, 2024 and 2025, respectively	767	767
Additional paid-in capital	11,700,497	6,664,624
Statutory reserves	89,685	89,685
Retained earnings/(Accumulated deficit)	(5,620,752)	(522,851)
Accumulated other comprehensive loss	(48,168)	(48,180)
Total Itonic Inc. shareholders’ equity	$6,122,967	$6,184,703
Non-controlling Interest	2,003,497	—
Total shareholder’s Equity	$8,126,464	$6,184,703
Total Liabilities and Shareholders’ Equity	$9,096,296	$6,723,254

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

ITONIC HOLDINGS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts are in USD, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Revenues	$523,031	$448,196	$628,591
Cost of revenues	(195,680)	(67,041)	(157,763)
Gross profit	327,351	381,155	470,828
Operating expenses
Selling and marketing	(181,853)	(307,534)	(268,135)
General and administrative	(4,873,326)	(750,563)	(424,899)
Research and development	(459,135)	(93,324)	(84,474)
Total operating expenses	$(5,514,314)	$(1,151,421)	$(777,508)
Loss from operations	(5,186,963)	(770,266)	(306,680)
Other Income, net
Government subsidy	22,270	108,309	48,168
Other (expense) income, net	66,309	23,198	(1,996)
Total other income, net	88,579	131,507	46,172
Loss) before income taxes	(5,098,384)	(638,759)	(260,508)
Income tax benefit (expense)	—	(21,829)	19,291
Net loss	(5,098,384)	(660,588)	(241,217)
Loss attributable to non-controlling interests	(483)	—	—
Net loss attributable to owners of the parent	(5, 097,901)	(660,588)	(241,217)

Other Comprehensive (Loss)/Income
Net loss	(5,098,384)	(660,588)	(241,217)
Foreign currency translation adjustments, net of nil tax	12	(5,116)	(9,961)
Total comprehensive loss	$(5,098,372)	$(665,704)	$(251,178)

*Weighted average number of ordinary shares used in per share calculation:	16,037,397	12,721,233	12,000,000
Net income (loss) per ordinary share – Basic and diluted	(0.318)	(0.052)	(0.020)

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

ITONIC HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts are in USD, except for share and per share data, unless otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Statutory	Retained earnings / (Accumulated	Accumulated other comprehensive	Total Itonic Holdings shareholders’	Non-controlling	Total shareholders’
	*Shares	Amount	*Shares	Amount	capital	reserves	deficit)	income/(loss)	equity	Interest	equity

Balance at January 1, 2023	4,332,000	$433	7,668,000	$767	$119,586	$89,685	$378,954	$(33,103)	$556,322	—	$556,322
Capital contribution	—	—	—	—	1,128	—	—	—	1,128	—	1,128
Net loss	—	—	—	—	—	—	(241,217)	—	(241,217)	—	(241,217)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(9,961)	(9,961)	—	(9,961)
Balance at December 31, 2023	4,332,000	$433	7,668,000	$767	$120,714	$89,685	$137,737	$(43,064)	306,272	—	$306,272
Capital contribution					72				72	—	72
Initial public offering, net	2,250,000	225	—	—	7,795,345	—	—	—	7,795,570	—	7,795,570
Deferred IPO costs	—	—	—	—	(1,251,507)				(1,251,507)	—	(1,251,507)
Net loss	—	—	—	—	—	—	(660,588)	—	(660,588)	—	(660,588)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(5,116)	(5,116)	—	(5,116)
Balance at December 31, 2024	6,582,000	$658	7,668,000	$767	$6,664,624	$89,685	$(522,851)	$(48,180)	$6,184,703	$—	$6,184,703
Share-based payment	2,800,000	$280	—	—	$5,035,873	—	—	—	5,036,153		5,036,153
Net loss	—	—	—	—	—	—	(5,098,384)	—	(5,098,384)		(5,098,384)
Profit attributable to non-controlling interests	—	—	—	—	—	—	483	—	483	—	483
Issuance of noncontrolling interest	—	—	—	—	—	—	—	—		2,003,497	2,003,497
Foreign currency translation adjustment	—	—	—	—	—	—	—	12	12	—	12
Balance at December 31, 2025	9,382,000	$938	7,668,000	$767	11,700,497	89,685	(5,620,752)	(48,168)	6,122,967	2,003,497	8,126,464

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023

ITONIC HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts are in USD, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Cash flows from operating activities:
Net loss	$(5,098,384)	$(660,588)	$(241,217)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation of property and equipment	13,314	12,713	5,333
Financial expenses	8,907	—	—
Share-based payment	2,945,495	—	—
Gain on disposal of right-of-use assets	—	(16,091)	—
Amortization of right-of-use assets	—	59,718	57,801
Provision for current expected credit losses	53,371	37,927	21,517
Deferred income tax	—	21,829	(19,291)
Changes in operating assets and liabilities:
Accounts receivable	(48,060)	(119,984)	212,311
Inventories	68,189	(67,545)	33,499
Prepayments and other current assets	(763,904)	(29,555)	(2,937)
Other non-current assets	(600,000)	—	1,369
Advance to a related party	32,951	(50,000)	—
Accounts payable	55,995	(7,199)	7,061
Accrued expenses and other current liabilities	89,618	(10,136)	19,851
Contract liabilities	11,081	94,698	(101,732)
Operating lease liabilities	—	(40,787)	(57,201)
Net cash used in operating activities	(3,231,427)	(775,000)	(63,636)
Cash flows from investing activities:
Purchase of short-term investments	(1,400,000)	—	—
Purchase of property and equipment	(3,806)	(861)	—
Cash received from acquisition	51,657
Net cash used in investing activities	(1,352,149)	(861)	—
Cash flows from financing activities:
Capital contribution	168,392	72	1,128
Initial public offering	—	7,795,570	—
Receive repayment from related party	30,000	—	—
Advances from related parties	(139,130)	365,627	754,061
Borrow from related parties	696	—	—
Proceeds from bank loans	139,130	258,488	—
Loans to realated parties	(30,000)	—	—
Repayments of due to related parties	—	(1,281,599)	(138,400)
Repayment to bank loans	(251,826)	(6,949)	—
Deferred IPO costs	—	(418,946)	(396,197)
Cash paid for interest expenses	(8,907)	—	—
Net cash used in (provided by) financing activities	(91,645)	6,712,263	220,592
Effects of exchange rate changes on cash	5,527	(4,029)	(1,794)
Net (increase) decrease in cash and cash equivalents	(4,669,694)	5,932,373	155,162
Cash, cash equivalents and restricted cash at beginning of the year	6,159,823	227,450	72,288
Cash, cash equivalents and restricted cash at end of the year	$1,490,129	$6,159,823	$227,450
Cash and cash equivalents at end of the year	1,490,129	6,159,823	217,885
Restricted cash at end of the year	—	—	9,565
Total cash, cash equivalents and restricted cash at end of the year	1,490,129	6,159,823	227,450
Supplemental cash flow information:
Cash paid for interest expense	8,907	9,166	—
Cash paid for income taxes	$—	$—	$—
Supplemental disclosure of noncash information:
Property and equipment converted from inventory	—	—	64,204
Deferred IPO costs recognized as additional paid-in capital	—	1,251,507	—
Derecognition of ROU assets and lease liabilities	—	100,363	—
Fair value of contingent common stock and warrants issued as consideration for business acquisition	1,996,488	—	—

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATIONAL AND BASIS OF PRESENTATION

iTonic Holdings Ltd (the “Company” or “iTonic”, formal known as “Pheton Holdings Ltd”) was established under the laws of the Cayman Islands on November 2, 2022. The Company has no substantive operations other than holding all of the shares of Pheton BVI Ltd (“Pheton BVI”), which entity was established under the laws of the British Virgin Islands on November 22, 2022.

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

On March 27, 2023, iTonic completed a reorganization of entities under the common control of its then-existing shareholders, who collectively owned all of the equity interests of Pheton prior to the reorganization. Pheton, Pheton BVI, Pheton HK and Jinruixi were established as the holding companies of Beijing Feitian. All of these entities are under common control which results in the consolidation of Beijing Feitian which has been accounted as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Pheton. The shares and per-share information are presented on a retroactive basis to reflect the re-denomination and nominal issuance of shares effected on March 23, 2023.

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

On May 28, 2025, Beijing Feitian participated in the establishment of Mili (Jiangsu) Medical Technology Co., Ltd (“Jiangsu Mili”), a company incorporated under the laws of the People’s Republic of China specializing in healthcare solutions, and holds 60% of Jiangsu Mili’s equity.

On November 25, 2025, the Company acquired a 51% equity interest in iTonic Corporation, which was established under the laws of the U.S. state of Delaware on February 11, 2025.

Subsidiaries	Date of incorporation	Place of incorporation	Ownership	Principle activities
Pheton (BVI) Ltd	November 22, 2022	British Virgin Islands	100% owned by iTonic	Investment holding
Pheton (HK) Limited	December 14, 2022	Hong Kong	100% owned by Pheton BVI	Investment holding
Beijing Jinruixi Medical Technology Co., Ltd.	March 15, 2023	Mainland China	100% owned by Pheton HK	Investment holding
Beijing Feitian Zhaoye Technology Co., Ltd.	December 17, 1998	Mainland China	100% owned by Jinruixi	Healthcare solution
Mili (Jiangsu) Medical Technology Co., Ltd.	May 28, 2025	Mainland China	60% owned by Beijing Feitian	Healthcare solution
iTonic Corporation	February 11, 2025	U.S. Delaware	51% owned by iTonic	Healthcare solution

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Going Concern

As of December 31, 2025, the Company incurred a net loss of $5,098,384 and negative cash flows from operating activities. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with revenue from revenue-producing activities by intensifying sales strategies and key account management, and exploring additional equity and debt financing. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

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

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

Cash and cash Equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

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

Short-term Investment

Short-term investments include wealth management products, which are certain deposits with principal not guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The Company records wealth management products with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments.

As of December 31, 2024 and 2025, the Company had short-term investments balance of nil and $1,435,901.

Fair Value of Financial Instruments

Fair Value of Financial Instruments – the Company adopted SFAS ASC 820-10-50, “Fair Value Measurements”. This guidance defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level one – Quoted market prices in active markets for identical assets or liabilities;

●	Level two – Inputs other than level one inputs that are either directly or indirectly observable; and

●	Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, non-current financial investments, accounts receivable, accounts payable, short-term debts, notes payable and other liabilities.

Fair value measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ITONIC HOLDINGS LTD
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

The following table summarizes the equity measured at fair value on a recurring basis as of December 31, 2025, by level within the fair value hierarchy:

December 31, 2025	Level 3
Equity
Contingent consideration - common stock	$1,943,100
Contingent consideration - warant	53,388
Total equity measrued by fair value	1,996,488

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

As for the year ended December 31, 2024 and 2025, the Company maintains an allowance for credit losses. Starting from January 1, 2023, the Company adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”).” The Company used a modified retrospective approach, and the adoption does not have an impact on our consolidated financial statements. The Company estimates allowances for credit losses using relevant available information from both internal and external sources. In establishing the allowances, management considers historical losses, the financial condition, the accounts receivables aging, the payment patterns and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326, Financial Instruments - Credit Losses. The allowance is based on the current expected credit loss (“CECL”) model, which involves categorizing accounts receivable into age buckets (e.g., less than 1 year, 1 – 2 years and longer than 2 years), assessing the credit loss risk for each category.

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Amounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company recognized no written-off amount recognized on accounts receivable for the fiscal years ended December 31, 2024 and 2025.

The Company made provisions for doubtful debts of $21,517, $37,927 and $53,371 for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. The primary customers are public hospitals, with whom the Company had a track record of minimal credit losses in the past. This, along with our assessments of receivable aging, customer creditworthiness, and collection probability, supports our provision for expected credit losses.

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

Acquisition

These consolidated financial statements include the operations of acquired businesses from the date of the acquisitions. On November 25, 2025, the Company completed the acquisition of a 51% share of the capital of an operating subsidiary of iTonic Corporation, a Delaware corporation. The decision of whether to consolidate an entity for financial reporting purposes requires consideration of majority voting interests, as well as effective economic or other control over the entity.

We account for business combinations using the acquisition method. Under this method, the identifiable assets acquired, liabilities assumed, and any non-controlling interest are recorded at their estimated fair values. We engage third-party valuation specialists to assist in determining fair values. Our income approach valuation process depends on the assets being valued. Goodwill is measured as the excess of consideration transferred over the fair value of the assets acquired and the liabilities assumed. The allocation of the purchase price relies on estimates and significant assumptions to determine the fair values of identifiable assets acquired and liabilities assumed, particularly for intangible assets. These estimates are based on all available information as of the acquisition date and may involve assumptions about the timing and amounts of future revenues and expenses associated with an asset.

Management applied judgment in determining the fair value of the acquired assets in the iTonic Corporation acquisitions. The judgments made in determining the estimated fair value of the assets acquired, as well as the estimated useful lives of those assets, can materially affect net income in periods subsequent to the acquisition through depreciation and amortization. In particular, judgment was applied with respect to determining the fair value of acquired customer relationships, intangible assets, which involved the use of estimates and significant assumptions with respect to the timing and amounts of cash flow projections, the revenue growth rates, the customer attrition rates, the EBITDA margins, and the discount rate. Unanticipated events and circumstances may occur, which may affect the accuracy or validity of such assumptions or estimates

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting in accordance with US GAAP. The cost of the business combination is measured as the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued. Costs directly attributable to the business combination are expensed as incurred, except the costs to issue debt which are amortized as part of the effective interest, and costs to issue equity which are included in shareholders’ equity.

Any contingent consideration is included in the cost of the business combination at fair value as at the date of acquisition. Subsequent changes to the assets, liability or equity which arise as a result of the contingent consideration are not affected against goodwill, unless they are valid measurement period adjustments.

Otherwise, all subsequent changes to the fair value of contingent consideration that is deemed to be an asset or liability is recognized in either profit or loss or in other comprehensive income, in accordance with relevant IFRS. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within shareholders’ equity.

The acquiree’s identifiable assets, liabilities and contingent liabilities which meet the recognition conditions of ASC 350 — Intangibles—Goodwill and Other (“ASC 350”) are recognized at their fair values at acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 — Non-current Assets Held for Sale and Discontinued Operations, which are recognized at fair value less costs to sell.

Contingent liabilities are only included in the identifiable liabilities of the acquiree where there is a present obligation at acquisition date.

On acquisition, the acquiree’s assets and liabilities are reassessed in terms of classification and are reclassified where the classification is inappropriate for Company’s reporting purposes. This excludes lease agreements and insurance contracts whose classification remains as per their inception date.

Non-controlling interests in the acquiree are measured on an acquisition-by-acquisition basis either at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. This treatment applies to non-controlling interests which are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation. All other components of non-controlling interests are measured at their acquisition date fair values unless another measurement basis is required by US GAAP.

In cases where the Company held a non-controlling shareholding in the acquiree prior to obtaining control, that interest is measured to fair value as of the acquisition date. The measurement to fair value is included in profit or loss for the year. Where the existing shareholding was classified as an available-for-sale financial asset, the cumulative fair value adjustments recognized previously to other comprehensive income and accumulated in shareholders’ equity are recognized in profit or loss as a reclassification adjustment.

Goodwill is determined as the consideration paid, plus the fair value of any shares held prior to obtaining control, plus non-controlling interest and less the fair value of the identifiable assets and liabilities of the acquiree. If, in the case of a bargain purchase, the result of this formula is negative, then the difference is recognized directly in profit or loss.

Goodwill is not amortized but is tested on an annual basis for impairment. If goodwill is assessed to be impaired, that impairment is not subsequently reversed.

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Goodwill and Other Intangibles

The Company accounts for business acquisitions in accordance with GAAP. Goodwill in such acquisitions is determined as the excess of fair value over amounts attributable to specific tangible and intangible assets. GAAP specifies criteria to be used in determining whether intangible assets acquired in a business combination must be recognized and reported separately from goodwill. Amounts assigned to goodwill and other identifiable intangible assets are based on independent appraisals or internal estimates.

In accordance with GAAP, the Company does not amortize goodwill. Management evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Amortizable intangible assets, including customer relationships are amortized on a straight-line basis over 10 years.

The Company tests goodwill for impairment annually as of December 31 or if an event occurs or circumstances change that indicate that the fair value of the entity, or the reporting unit, may be below its carrying amount (a “triggering event”). Whenever events or circumstances change, entities have the option to first make a qualitative evaluation about the likelihood of goodwill impairment. If impairment is deemed more likely than not, management would perform the two-step goodwill impairment test. Otherwise, the two-step impairment test is not required. In assessing the qualitative factors, the Company assessed relevant events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of the relevant events and circumstances and how these may impact a reporting unit’s fair value or carrying amount involve significant judgements and assumptions. The judgement and assumptions include the identification of macroeconomic conditions, industry and market considerations, overall financial performance, Company specific events and share price trends, an assessment of whether each relevant factor will impact the impairment test positively or negatively, and the magnitude of such impact.

If a quantitative assessment is performed, a reporting unit’s fair value is compared to its carrying value. A reporting unit’s fair value is determined based upon consideration of various valuation methodologies, including the income approach, which utilizes projected future cash flows discounted at rates commensurate with the risks involved and multiples of current and future earnings. If the fair value of a reporting unit is less than its carrying amount, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit.

We test goodwill for impairment annually in the fiscal fourth quarter or whenever events or circumstances indicate the carrying value may not be recoverable.

The useful life of intangible assets has been assessed as follows:

Category	Useful Life
Property rights	5 years
Software	5 years
License	5 years
Customer relationships	5 years
IP	5 years

Acquisition-related costs

Acquisition-related costs, such as legal, accounting, valuation, and other professional fees, are expensed as incurred and are not included in consideration transferred.

ITONIC HOLDINGS LTD
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

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2020. Accordingly, the audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ITONIC HOLDINGS LTD
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

Disaggregated information of revenues by products:

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
Sales of FTTPS	$609,348	$369,550	$362,850
Sales of Medical Auxiliary Supplies	19,243	78,646	160,181
Total revenues	$628,591	$448,196	$523,031

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Share-based compensation

The Company accounts for share-based compensation awards to non-employees in accordance with FASB ASC Topic 718 amended by ASU 2018-07. Under FASB ASC Topic 718, share compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received. The Company amortized the share-based compensation expenses on a straight-line basis over the service period.

Contract balance

The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Payments received from its customers are based on the payment terms established in its contracts. Such payments are initially recorded to contract liabilities and are recognized into revenue as the Company satisfies its performance obligations. As of December 31, 2024 and 2025, the balance of contract liabilities amounted to $121,239 and $137,936, respectively.

During the years ended December 31, 2023, 2024 and 2025, the Company recognized $132,656, $28,668 and $31,637 revenue that was included in contract liabilities balance on January 1, 2023, 2024 and 2025, respectively. The Company expected to recognize the entire contract liabilities as of December 31, 2025 as revenue in the next 12 months.

Cost of revenue

The cost of revenue consists primarily of finished goods and personnel-related costs for employees responsible for training, advisory, and technical customer support.

Selling expenses

Selling expenses consist primarily of promotion and advertising expenses, business travel expenses, staff costs, and other daily expenses which are related to the selling and marketing departments. For the fiscal years ended December 31, 2023, 2024 and 2025, advertising expense was $2,128, $nil and $nil, respectively.

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

ITONIC HOLDINGS LTD
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

No significant penalties or interest relating to income taxes have been incurred for the fiscal years ended December 31, 2023, 2024 and 2025.

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

ITONIC HOLDINGS LTD
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

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings (loss) per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2023, 2024 and 2025, there were no dilution impacts.

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

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	December 31, 2023	December 31, 2024	December 31, 2025
Year-end spot rate	$ 1 = RMB 7.0999	$ 1 = RMB 7.2993	$ 1 = RMB 6.9931
Average rate	$ 1 = RMB 7.0809	$ 1 = RMB 7.1975	$ 1 = RMB 7.1875

Related parties

Related parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employee benefit expenses

Full-time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salary. The Company has no legal obligation for the benefits beyond the contributions. The Company recognized expenses for employee benefits of $38,342, $42,473 and $47,185, for the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

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

The Company operates as one operating and reportable segment. All of the Company’s long-lived assets, comprised of property and equipment, are based in China. All of the Company’s revenue was in China for the years ended December 31, 2023, 2024 and 2025, based on the location of the customers.

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

ITONIC HOLDINGS LTD
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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to the concentration of credit risks consist primarily of cash. The Company places its cash in good credit quality financial institutions in mainland China and Hong Kong. The bank deposits, with financial institutions in mainland China and Hong Kong are insured by the government authorities up to RMB500,000 and HKD800,000 per bank, respectively, as of December 31, 2025. The concentration of credit risks with respect to accounts receivable is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is an RMB 500,000 ($70,424) deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not insured by the government authorities with amounts up to were $5,949,269 and $999,148 as of December 31, 2024 and 2025, respectively. As of December 31, 2025, substantially all of the Company’s cash were held by major financial institutions located in Hong Kong, which management believes are of high credit quality.

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

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Major Customers

For the fiscal year ended December 31, 2025, the Company’s top two customers accounted for approximately 26% and 25% of total revenues, respectively. For the fiscal year ended December 31, 2024, the Company’s top two customers accounted for approximately 15% and 13% of total revenues, respectively. For the fiscal year ended December 31, 2023, the Company’s top three customers accounted for approximately 13%, 11% and 11% of total revenues, respectively. Except for the large customers mentioned above, no other customers of the Company individually contributed more than 10% of the Company’s revenue in the fiscal years ended December 31, 2025, 2024 or 2023.

As of December 31, 2025, the balance due from the top one customers accounted for approximately 33% of the Company’s total accounts receivable, respectively. As of December 31, 2024, the balance due from the top two customers accounted for approximately 17% and 10% of the Company’s total accounts receivable, respectively. Except for the customers mentioned above, no other customers of the Company individually contributed more than 10% of the Company’s accounts receivable in the fiscal years ended December 31, 2025 and 2024.

Major Suppliers

For the fiscal year ended December 31, 2025, two major suppliers accounted for approximately 54% and 14% of the total purchases, respectively. For the fiscal year ended December 31, 2024, three major suppliers accounted for approximately 24%, 18% and 17% of the total purchases, respectively. For the fiscal year ended December 31, 2023, three major suppliers accounted for approximately 32%, 20%, 11%, 11% and 11% of the total purchases, respectively. Except for the principal suppliers mentioned above, no other suppliers of the Company individually contributed more than 10% of the Company’s purchases in the fiscal years ended December 31, 2025, 2024 and 2023.

As of December 31, 2025, one supplier accounted for the balance of all accounts payable. As of December 31, 2024, one supplier accounted for the balance of all accounts payable. Except for the suppliers mentioned above, no other suppliers of the Company individually contributed more than 10% of the Company’s accounts payable in the fiscal years ended December 31, 2025 and 2024.

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

ITONIC HOLDINGS LTD
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

In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income — Expense Disaggregation Disclosures,” which focuses on improving the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In November 2024, the FASB issued ASU 2024-04, Debt — Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The amendments provide guidance on accounting for induced conversions of convertible debt instruments. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for entities that have adopted the amendments in ASU 2020-06. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In January 2025, the FASB issued ASU 2025-01, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures.” The amendment in ASU 2025-01 amends the effective date of ASC 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In March 2025, the FASB issued ASU 2025-02, Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122. The amendments are effective immediately and must be applied on a fully retrospective basis to annual periods beginning after December 15, 2024. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. The amendments provide guidance on identifying the accounting acquirer in transactions involving a variable interest entity. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other (Topic 350): Internal-Use Software. The standard simplifies the accounting for internal-use software costs and is effective for fiscal years beginning after December 15, 2026. The Company does not expect adoption of this standard to have a material impact on its financial statements.

In December 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements. The standard clarifies disclosure requirements for interim financial statements and is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its condensed consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

3. SHORT-TERM INVESTMENT

The following table summarizes the fair value measurements of assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025:

	Active Market for Identical Assets (Level 1)	Active Market for Identical Assets (Level 2)	Active Market for Identical Assets (Level 3)	Total Carrying Value
Short-term investment	—	$1,435,901	—	$1,435,901
Total	$—	$1,435,901	$—	$1,435,901

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	December 31, 2024	December 31, 2025
Accounts Receivable(i)	$388,365	$454,766
Allowance for current expected credit losses	(106,780)	(166,310)
Accounts receivable, net	$281,585	$288,456

(i)	All accounts receivables are mainly from sales of FTTPS.

The movement of allowance for doubtful accounts is as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2025
Balance at beginning of the year	$(71,341)	$(106,780)
Provision	(37,927)	(53,371)
Exchange rate effect	2,488	(6,159)
Balance at end of the year	$(106,780)	$(166,310)

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

5. PREPAYMENT AND OTHER ASSETS

The prepayments, other current assets and non-current assets, consisted of the following:

	As of
	December 31, 2024	December 31, 2025
Current:
Recoverable value-added taxes(a)	$26,477	$—
Prepayment	41,863	682,372
Others	490	122,898
Prepayments and other current assets	$68,830	$805,270
Non-current:
Prepayment	—	600,000
Non-current assets	$—	$600,000

(a)	Recoverable value-added taxes represent the balances that the Company can utilize to deduct its value-added tax liabilities within the next 12 months.

(b)	Prepayments to vendors were approximately $0.6 million in the financial year 2025. The increase in prepayments to vendors was primarily due to the Company’s exploration of a new platform to meet customers’ requirements.

6. BUSINESS COMBINATION FOR ADDITIONAL DETAILS ON THE ACQUIRED INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the year ended December 31, 2025 by reporting segment are as follows:

	As of
	December 31, 2024	December 31, 2025
Goodwill	$—	$1,955,683
Customer relationships	—	2,414,357
Total goodwill and intangible assets, net	$—	$4,370,040

We estimated the fair value of the reporting unit based on the present value of its estimated future cash flows. Our determination of fair value involved judgment and the use of estimates and significant assumptions related to projected revenue growth rates, projected EBITDA margins, and the discount rate used to calculate estimated future cash flows. We believe that our assumptions used in discounting future cash flows are appropriate.

Goodwill acquired in our 2025 acquisitions has expanded our portfolio of an integrated home health hub in the U.S. market and expanded our market opportunities, including addressing major challenges within home health, particularly for Medicaid populations, including the 125,000 preventable deaths annually resulting from missed medications, and the high rate of chronic conditions among Medicaid beneficiaries. Goodwill will not be amortized, but will be tested for impairment at least annually. For 2025 acquisitions, no goodwill will be deductible for tax purposes.

During the year ended December 31, 2025, in connection with acquisitions made during the year, we purchased $2,414,357 intangible assets, primarily associated with customer relationships.

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	December 31, 2024	December 31, 2025
Salary and welfare payables	$38,011	$15,466
Deposits from customers	24,660	48,088
Other tax payable	32,682	14,543
Service payable	39,028	35,546
Staff reimbursements	24,550	1,358
Total	$158,931	$115,001

8. LEASES

Operating leases as lessee

The Company’s leasing activities primarily consist of one operating lease for offices. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

For the fiscal years ended December 31, 2023, 2024 and 2025, the Company incurred operating lease expenses of $58,471, $59,718 and $45,863, respectively. The operating lease expenses were charged to general and administrative expense.

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

Cash flow information related to operating leases consists of the following:

	As of
	December 31, 2023	December 31, 2024	December 31, 2025
Cash paid for amounts in the measurement of lease liabilities	$57,201	$46,174	$—
Derecognition of ROU assets and lease liabilities	$—	$100,363	$—

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

9. SHORT-TERM BANK LOANS

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	As of
	December 31, 2024	December 31, 2025
Beijing Rural Commercial Bank(a)	$136,999	$142,998
Bank of Nanjing(b)	110,970	—
Total	$247,969	$142,998

(a)

(1) On March 22, 2024, the Company entered into a loan agreement with Beijing Rural Commercial Bank to obtain a loan of $136,999 (or RMB1,000,000) for the period from March 22, 2024 to March 22, 2025 with an annual interest rate of 4.95%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans. On March 18, 2025, the Company repaid these loans.

(2) On March 18, 2025, the Company entered into a loan agreement with Beijing Rural Commercial Bank to obtain a loan of $142,998 (or RMB1,000,000) for the period from March 18, 2025 to March 18, 2026 with an annual interest rate of 4.95%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans.

(b)	On April 16, 2024, the Company entered into a loan agreement with Bank of Nanjing to obtain a loan of $110,970 (or RMB810,000) for the period from April 28, 2024 to April 15, 2025 with an annual interest rate of 5.3%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Jianfei Zhang, the Chairman of the Board of Directors and Chief Executive Officer of the Company, together with Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans. On April 15, 2025, the Company repaid the loan.

10. INCOME TAX EXPENSE

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

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

10. INCOME TAX EXPENSE (cont.)

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

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2023, 2024 and 2025, the PRC subsidiaries are qualified small and low-profit enterprises, as such term is defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

The following table presents the provision for income taxes from continuing operations:

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
Income tax (benefit)/ expense:
Current income tax benefit	$—	$—	$—
Deferred income tax (benefit)/expense	(19,291)	21,829	—
Total	$(19,291)	$21,829	$—

1)	Current tax

Reconciliation from operating profit to current income tax expenses:

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
Profit/(loss) before income tax	$(260,508)	$(638,759)	$(5,098,384)
PRC statutory income tax rate	25%	25%	25%
Income tax expense/(benefit) computed at the PRC statutory tax rate	(65,127)	(159,690)	(1,274,596)
Effect of true-up on NOL	—	11,107	(4,207)
Effect of preferential tax rate	52,102	140,453	1,264,449
Additional deduction for R&D expenses	(3,634)	(1,913)	(3,785)
Non-deductible expenses	164	1,839	1,014
Changes in valuation allowance	—	30,033	17,125
Impact of changes in tax rates	(2,796)	—	—
Income tax (benefit)/ expense	$(19,291)	$21,829	$—
Effective tax rates	7.41%	(3.42)%	—%

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

10. INCOME TAX EXPENSE (cont.)

2) Deferred tax

The significant components of deferred tax assets and liabilities were as follows:

	As of
	December 31, 2024	December 31, 2025
Deferred tax assets:
Allowance for credit loss	$5,339	$8,316
Operating lease liabilities	—	—
Net operating loss carried forward	24,268	39,742
Total deferred tax assets	29,607	48,058
Less: valuation allowance	(29,607)	(48,058)
Total deferred tax assets, net of valuation allowance	—	—
Net off against deferred tax liabilities	—	—
Deferred tax assets, net	—	—
Deferred tax liabilities:
Outside basis differences in equity and other investments	—	507,015
Total deferred tax liabilities	—	507,015
Net off against deferred tax assets	—	—
Deferred tax liabilities, net	$—	$507,015

The changes related to valuation allowance are as follows:

	As of
	December 31, 2024	December 31, 2025
Balance at beginning of the year	$—	$—
Additions	29,607	48,058
Reversals	—	—
Balance at beginning of the year	$29,607	$48,058

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. Total net operating losses (NOLs) carryforwards of the Company’s subsidiaries in mainland China is $485,349 and $773,347 as of December 31, 2024 and 2025, respectively. As of December 31, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2030, if not utilized.

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

10. INCOME TAX EXPENSE (cont.)

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

In 2025, the management has considered the Company’s history of losses and the uncertainty of profitability due to market fluctuations, and concluded that it is more likely than not that the Company will not generate future taxable income to realize its deferred tax assets.

Accordingly, as of December 31, 2024 and 2025, a $29,607 and $48,058 valuation allowance has been established respectively.

3) Uncertain Tax Position

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2024 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of December 31, 2025, the tax years ended December 31, 2020 through 2024 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

11. RELATED PARTIES TRANSACTIONS AND BALANCES

The table below shows the major related parties and their relationships with the Company as of December 31, 2023, 2024 and 2025:

Name of related parties	Relationship with the Company
Mr. Jianfei Zhang	Controlling shareholder and CEO of the Company

Balances with related parties

As of December 31, 2024 and 2025, the balances with related parties were as follows:

	As of
	December 31, 2024	December 31, 2025
Advance to related parties
Mr. Jianfei Zhang(a)	$50,000	$16,203

(a)	The Company advanced fund to Mr. Jianfei Zhang, our CEO, to serve as the petty cash fund for business-related expenses, such as business trips and other costs associated with supporting our business expansion. All payments had been received as of the date of this annual report.

12. BUSINESS COMBINATION

On November 25, 2025, we successfully closed the acquisition of iTonic Corporation’s shares, which is an automated home health technology company that provides an integrated home health hub, incorporated in Delaware. At this time, the Selling Shareholders transferred their equity interests to the Company, and the Target recorded the Company as the holder of 5,100 shares of common stock, representing 51.00% of iTonic Corporation’s issued and outstanding share capital on a fully diluted basis. The contingent consideration was an aggregate of 4,000,000 newly issued Class A ordinary shares of ITOC (“Buyer Shares”) and up to 3,000,000 warrants to purchase ITOC Class A ordinary shares (“Warrants”). The issuance and release of these instruments are divided into 12 quarterly tranches over three years, contingent upon the Target achieving specific Sales Volume (Units) and Sales Revenue (USD) targets set forth in the Progress Schedule.

Based on projections as of the acquisition date, we estimated the aggregate fair value of the buyer shares using scenario probabilities and share prices, and the aggregate fair value of the warrants using the Black-Scholes Model.

The results of the Target have been included in the consolidated financial statements within ITOC since the date of acquisition. We are working to complete the valuation of assets acquired and liabilities assumed, and have recorded a preliminary purchase price allocation as of December 31, 2025. Net assets acquired totaled $51,657. Within definite-lived intangible assets, we allocated $2,414,357 to customer relationships which have an estimated useful life of 10 years. The fair value of customer relationships at the acquisition date was determined using the multi-period excess earnings method under the income approach. The fair value measurements are based on significant unobservable inputs, and thus represent Level 3 inputs. Significant assumptions used in assessing the fair values of the intangible assets include discounted cash flows, customer attrition rates and discount rates. The deferred tax liability is negative $507,015.

The goodwill in the amount of 1,955,683 was recorded related to the 2025 acquisitions. Goodwill is calculated as the excess of the consideration transferred over the net assets acquired and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized.

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

12. BUSINESS COMBINATION (cont.)

The total purchase consideration was allocated to the assets acquired and liabilities assumed as set forth below:

Allocation	Amount
Fair value of contingent shares	1,943,100
Fair value of contingent warrants	53,388
Total fair value of consideration transferred	1,996,488

Identifiable assets acquired and liabilities assumed
Cash	26,345
Customer Relationship	1,231,322
Deferred tax liability	(258,577)
Goodwill	997,398
Total	1,996,488

As the acquisition was completed on November 25, 2025, the acquired entities did not contribute to the net revenues or to the net income of the Company during the year ended December 31, 2025.

13. SHAREHOLDER’S EQUITY

Ordinary shares

The Company’s authorized share capital is $50,000, divided into 500,000,000 ordinary shares consisting of 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, par value $0.0001 per share. On March 23, 2023, the Company had 4,332,000 Class A ordinary shares and 7,668,000 Class B ordinary shares, issued and outstanding, respectively. On September 6, 2024, the Company consummated the initial public offering of 2,250,000 Class A ordinary shares. On May 12, 2025, the Company issued 2,800,000 Class A ordinary shares under its 2025 Equity Incentive Plan. As of December 31, 2025, the Company had 9,382,000 Class A ordinary shares and 7,668,000 Class B ordinary shares, issued and outstanding, respectively. Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights, except each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. The Class A ordinary shares are not convertible into shares of any other class. Upon any direct or indirect sale, transfer, assignment or disposition, the Class B ordinary shares will be automatically and immediately convertible into Class A ordinary shares on a one-to-one basis.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws amounted to approximately $89,685 and $89,685 as of December 31, 2024 and 2025, respectively.

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

13. SHAREHOLDER’S EQUITY (cont.)

Share-based compensation

Grants and vesting:

On May 12, 2025, the Company granted and vested an aggregate of 1,800,000 of Class A ordinary shares to several service providers under its 2025 Equity Incentive Plan (the “First Grant”). Under the First Grant, the service providers are subject to provide services to the Company as independent consultants for a period of 24 months, commencing on May 12, 2025.

On May 12, 2025, the Company granted and vested an aggregate of 1,000,000 of Class A ordinary shares to several service providers under its 2025 Equity Incentive Plan (the “Second Grant”). Under the Second Grant, the service providers are subject to provide services to the Company as independent consultants for a period of 24 months, commencing on December 1, 2025.

The following table summarizes non-vested share activity during the six months ended December 31, 2025:

	Number of shares	Weighted average grant date fair value
Outstanding as of January 1, 2025	—	$—
Granted	2,800,000	4.755
Vested	(2,800,000)	4.755
Outstanding as of December 31, 2025	—	$—

For the year ended December 31, 2024 and 2025, the Company recognized nil and $2,945,495 of share-based compensation expense, respectively, which are included in general and administrative expenses on the consolidated statements of operations and comprehensive loss.

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

As of December 31, 2024 and 2025, the Company had net assets restricted in the aggregate, which include additional paid-in capital and statutory reserve of the Company’s PRC subsidiary that are included in the Company’s consolidated net assets, of approximately $458,016 and $772,612, respectively.

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

14. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per ordinary share for the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
Numerator:
Net income (loss) attributable to ordinary shareholders	$(241,217)	$(660,588)	$(5,098,384)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	12,000,000	12,721,233	16,037,397
Net income (loss) per share – basic and diluted	$(0.020)	$(0.052)	$(0.318)

15. COMMITMENTS AND CONTINGENCIES

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

16. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2025 up through the date of the issuance of these consolidated financial statements. Except for the below subsequent event, the Company concluded that no material subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

On March 23, 2026, the Company entered into Stock Purchase Agreements with an aggregate of 100,000,000 Class A ordinary shares of par value US$0.0001 each (the Class A Ordinary Shares, and such Class A Ordinary Shares issued pursuant to the PIPE financing, the PIPE Shares), for a purchase price of US$0.20 per share (the Purchase Price). The March 2026 Private Placement is expected to close in April 2026, subject to satisfaction or waiver of the conditions precedent set forth in the Subscription Agreement. The Class A Ordinary Shares issued in the March 2026 Private Placement are subject to a six-month lock-up period from the date of issuance.

17. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

17. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

CONDENSED BALANCE SHEETS

	December 31, 2024	December 31, 2025
Assets
Current Assets
Cash	6,052,260	1,179,880
Financial assets held for trading	—	1,435,901
Advance to related parties	50,000	19,964
Prepayments and other current assets	5,000	530,000
Total Current Assets	6,107,260	3,165,745
Non-current Assets
Investment in subsidiary	$145,380	$2,483,593
Other non-current assets	—	600,000
Total Non-current Assets	145,380	3,083,593
Total Assets	$6,252,640	$6,249,338
Liabilities and Equity
Current liabilities
Accounts payable	—	55,336
Due to subsidiary	67,937	71,035
Total Current Liabilities	67,937	126,371
Total Liabilities	$67,937	$126,371
COMMITMENTS AND CONTINGENCIES
Shareholders’ Equity
*Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 4,332,000 and 6,582,000 shares issued and outstanding as of December 31, 2024 and 2025, respectively	$658	$938
*Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 7,668,000 shares issued and outstanding as of December 31, 2024 and 2025	767	767
Additional paid-in capital	6,664,624	11,700,497
Statutory reserves	89,685	89,685
Retained earnings/(Accumulated deficit)	(522,851)	(5,620,752)
Accumulated other comprehensive loss	(48,180)	(48,168)
Total Shareholders’ Equity	$6,184,703	$6,122,967
Total Liabilities and Shareholders’ Equity	$6,252,640	$6,249,338

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

17. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
General and administrative expenses	(100)	(269,169	(4,593,832)
Research and development	—	—	(375,000)
Loss from operations	(100)	(269,169)	(4,968,832)
Other income (loss)	(1,806)	15,135	73,389
Income (loss) from subsidiaries	$(239,311)	$(406,554)	$(202,941)
Net income (loss)	(241,217)	(660,588)	(5,098,384)
Foreign currency translation adjustments	(9,961)	(5,116)	12
Comprehensive Income (Loss)	$(251,178)	$(665,704)	$(5,098,372)

ITONIC HOLDINGS LTD
NOTES TO FINANCIAL STATEMENTS

17. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(241,217)	$(660,588)	$(5,098,384)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Prepaid expenses and other current assets	(3,123)	1,877	(560,901)
Due from related party	—	50,000	33,134
Accounts payable	—	—	55,335
Share-based payment	—	—	2,945,495
Due to subsidiary	—	(61,712)	(600,000)
Equity income (loss) of subsidiary	239,311	406,554	202,941
Net cash used in operating activities	(5,029)	(263,869)	(3,022,380)
CASH FLOWS FROM OPERATING ACTIVITIES
Purchase of short-term investments	—	—	(1,400,000)
Purchase of long-term investments in subsidiary	—	(250,000)	(450,000)
Net cash used in investing activities	—	(250,000)	(1,850,000)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	1,128	72	—
Initial public offering	—	7,795,570	—
Repayments of due to related parties	—	(930,000)	(30,000)
Receive repayment from related party	—	—	30,000
Deferred IPO costs	—	(301,837)	—
Advances from related parties	6,225	—	—
Net cash provided by financing activities	7,353	6,563,805	—
CHANGES IN CASH
Net increase (decrease) in cash	$2,324	$6,049,936	$(4,872,380)
Cash at beginning of the year	—	2,324	6,052,260
Cash at end of the year	$2,324	$6,052,260	$1,179,880