Form 20-F/A
period 2025-12-31
iTonic Holdings Ltd
filed 2026-04-02
CIK 1970544

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Amendment”) amends the annual report on Form 20-F of iTonic Holdings Ltd (the “Company” or “our”) for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on March 30, 2026 (the “Original Report”). This Amendment is being filed solely to amend an inadvertent error in the Marcum Asia CPAs LLP’s Report of Independent Registered Public Accounting Firm to correct the date of that report from March 30, 2025 to March 20, 2025. The amendments appear on pages F-3.

As required by Rule 12b-15 under the Exchange Act, as amended, new certifications by our principal executive officer and principal financial officer are being filed as Exhibits 12.1, 12.2, 13.1 and 13.2 to this Amendment.

This Amendment does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way except as described above or herein. No other changes have been made to the Original Report. The filing of this Amendment should not be understood to mean that any statements contained in the Original Report, as amended by this Amendment, are true or complete as of any date subsequent to the original filing date of the Original Report.

TABLE OF CONTENTS

PART III
ITEM 17.	FINANCIAL STATEMENTS	1
ITEM 18.	FINANCIAL STATEMENTS	1
ITEM 19.	EXHIBITS	1

i

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of iTonic Holdings Ltd, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iTonic Holdings Ltd

	By:	/s/ Jianfei Zhang
Jianfei Zhang
Chief Executive Officer and Chairman of the Board of Directors

Date: April 2, 2026

2

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

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of iTonic Holdings Ltd (formerly Pheton Holdings Ltd) (the “Company”) as of December 31, 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

March 20, 2025

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